The information contained in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
 Filed pursuant to General Instruction II.L. of Form F-10
 File No. 333-281233
SUBJECT TO COMPLETION, DATED JUNE 20, 2025
PROSPECTUS SUPPLEMENT
To a Short Form Base Shelf Prospectus dated August 2, 2024
TELUS Corporation
U.S.$    % Fixed-to-Fixed Rate Junior Subordinated Notes, Series A due      , 2055
U.S.$    % Fixed-to-Fixed Rate Junior Subordinated Notes, Series B due      , 2055
The    % Fixed-to-Fixed Rate Junior Subordinated Notes, Series A due            , 2055 (the “Series A Notes”) and the    % Fixed-to-Fixed Rate Junior Subordinated Notes, Series B due            , 2055 (the “Series B Notes” and, together with the Series A Notes, the “Notes”) of TELUS Corporation (“TELUS” or the “Company”) are offered under this prospectus supplement (the “Offering”).
The Series A Notes will bear interest (i) from, and including,            , 2025 to, but excluding,            , 2030 (the “Series A First Reset Date”) at a rate of    % per annum, and thereafter (ii) from, and including, each Series A Interest Reset Date (as defined herein) with respect to each Series A Interest Reset Period (as defined herein) to, but excluding, the next succeeding Series A Interest Reset Date, the date of maturity or the date of redemption, as the case may be, at a rate per annum equal to the Five-Year U.S. Treasury Rate (as defined herein) as of the most recent Series A Interest Reset Determination Date (as defined herein) plus a spread of    %, to be reset on each Series A Interest Reset Date; provided, that the interest rate will not reset below    %. Subject to the Company’s right to defer interest payments as described herein, interest on the Series A Notes will be payable in arrears in equal semi-annual instalments (except the first interest payment) on        and        of each year (each, a “Series A Interest Payment Date”), commencing on            , 2026.
The Series B Notes will bear interest (i) from, and including,            , 2025 to, but excluding,            , 2035 (the “Series B First Reset Date”) at a rate of    % per annum, and thereafter (ii) from, and including, each Series B Interest Reset Date (as defined herein) with respect to each Series B Interest Reset Period (as defined herein) to, but excluding, the next succeeding Series B Interest Reset Date, the date of maturity or the date of redemption, as the case may be, at a rate per annum equal to the Five-Year U.S. Treasury Rate as of the most recent Series B Interest Reset Determination Date (as defined herein) plus a spread of    %, to be reset on each Series B Interest Reset Date; provided, that the interest rate will not reset below    %. Subject to the Company’s right to defer interest payments as described herein, interest on the Series B Notes will be payable in arrears in equal semi-annual instalments (except the first interest payment) on        and        of each year (each, a “Series B Interest Payment Date”), commencing on            , 2026.
So long as no event of default has occurred and is continuing under the applicable U.S. Indenture (as defined herein), the Company may elect, at its sole option, on any date other than a Series A Interest Payment Date or a Series B Interest Payment Date, as applicable, to defer the interest payable on either or both series of Notes on one or more occasions for up to five consecutive years (each, a “Deferral Period”). There is no limit on the number of Deferral Periods that may occur for a series of Notes. Any such deferral will not constitute an event of default or any other breach under the applicable U.S. Indenture. See “Description of the Notes — Deferral Right”. Deferred interest will accrue, compounding on each subsequent Series A Interest Payment Date or Series B Interest Payment Date, as applicable, until paid, to the extent permitted by law. No Deferral Period may extend beyond the date of maturity or redemption (with respect to the Notes redeemed) for the applicable series of Notes and, for greater certainty, all accrued and unpaid interest (including any deferred interest) shall be due and payable on the date of maturity or the date of redemption (with respect to the Notes redeemed) for the applicable series of Notes, as applicable. If the Company elects to defer interest payable on any series of Notes, it will be subject to the restrictions described under “Description of the Notes — Dividend Stopper Undertaking”.

The Company may, at its option, redeem either or both series of Notes in whole or at any time in part from time to time, by giving prior notice of not less than 10 days nor more than 60 days to the holders of such series of Notes (i) on any day in the period commencing on and including the date that is 90 days prior to the applicable First Reset Date and ending on and including the applicable First Reset Date, and (ii) after the applicable First Reset Date, on any applicable Interest Payment Date, in each case, at a redemption price equal to 100% of the principal amount of the series of Notes redeemed, together with accrued and unpaid interest (including deferred interest, if any) thereon to, but excluding, the date of redemption. See “Description of the Notes — Optional Redemption”. At any time within 90 days following the occurrence of a Tax Event (as defined herein), the Company may, at its option, redeem all (but not less than all) of each series of Notes at a redemption price equal to 100% of the principal amount thereof, together with accrued and unpaid interest (including deferred interest, if any) thereon to, but excluding, the date of redemption. At any time within 90 days following the occurrence of a Rating Event (as defined herein), the Company may, at its option, redeem all (but not less than all) of each series of Notes at a redemption price equal to 102% of the principal amount thereof, together with accrued and unpaid interest (including deferred interest, if any) thereon to, but excluding, the date of redemption. See “Description of the Notes — Redemption on Tax Event or Rating Event”.
The Notes of each series will be direct unsecured and subordinated obligations of the Company. The payment of principal, premium (if any) and interest on the Notes will be subordinated in right of payment to all existing and future Senior Indebtedness (as defined herein) of the Company as described under “Description of the Offering — Subordination”. Each series of Notes will be effectively subordinated to all existing and future indebtedness and obligations of, or guaranteed by, the Company’s subsidiaries and will rank equally with any present and future Parity Indebtedness (as defined herein).
Each series of Notes is being offered separately and not as part of a unit. No offering of either series of Notes is conditioned on the offering of the other series of Notes. We may sell the Series A Notes or the Series B Notes, or both.
An investment in each series of Notes bears certain risks. See “Risk Factors” on page S-16 of this prospectus supplement and the sections entitled “Risks and risk management” in the Annual MD&A and Interim MD&A which are incorporated by reference herein.
The securities offered pursuant to this prospectus supplement have not been approved or disapproved by the United States Securities and Exchange Commission (the “SEC”) nor has the SEC passed upon the accuracy or adequacy of this prospectus supplement or the short form base shelf prospectus to which this prospectus supplement relates. Any representation to the contrary is a criminal offense.
There is no market through which the Notes may be sold and purchasers may not be able to resell the Notes purchased under this prospectus supplement and the short form base shelf prospectus to which it relates. This may affect the pricing of the Notes in the secondary market, the transparency and availability of trading prices, the liquidity of the Notes, and the extent of issuer regulation. See “Risk Factors” on page S-16 of this prospectus supplement.
The Notes offered hereby have not been qualified for sale under the securities laws of any province or territory of Canada (other than the Province of British Columbia solely for the purposes of qualifying the distribution of the Notes to purchasers outside Canada) and the Notes are not being offered or sold to persons located in or resident in any province or territory of Canada except in transactions exempt from the prospectus requirements of such securities laws. See “Underwriting — Selling Restrictions”. This Offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this prospectus supplement, and the short form base shelf prospectus to which it relates, in accordance with the disclosure requirements of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States. The financial statements incorporated herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and thus they may not be comparable to financial statements of United States companies. Prospective investors in the United States should be aware that the acquisition of the Notes described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be fully described herein.
The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is incorporated or organized under the laws of the Province of British Columbia, that some or all of its officers and directors may be residents of Canada, that some or all of the underwriters or experts named herein may be residents of Canada, and that all or a substantial portion of the assets of the Company and such persons may be located outside the United States.

In connection with this Offering, the Underwriters may sell the Notes for less than the initial offering price and may, subject to applicable law, over-allot or effect transactions which stabilize or maintain the market price of the Notes of each series offered at levels other than those that might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time. See “Underwriting”.
	Price to Public(1)	Underwriters’ Discount(2)	Net Proceeds to the Company(2)(3)(4)
Series A Notes, per U.S.$1,000 principal amount	U.S.$	U.S.$	U.S.$
Series B Notes, per U.S.$1,000 principal amount	U.S.$	U.S.$	U.S.$
Total	U.S.$	U.S.$	U.S.$

Notes:
(1)
Plus accrued interest, if any, from           , 2025, if settlement occurs after that date.

(2)
TELUS has agreed to indemnify the Underwriters (as defined herein) against certain liabilities. See “Underwriting”.

(3)
Consisting of the purchase price of    % (or U.S.$      ) less the Underwriters’ discount in respect of the Series A Notes and the purchase price of    % (or U.S.$      ) less the Underwriters’ discount in respect of the Series B Notes.

(4)
Before deducting expenses of the issue estimated at $      which, together with the Underwriters’ discount, will be paid by the Company.

Each of the Underwriters is an affiliate of a financial institution which is a lender to the Company under a $2.75 billion unsecured credit facility with a syndicate of financial institutions (the “TELUS Corporation Credit Facility”). RBC Capital Markets, LLC is an affiliate of a financial institution which is a lender to TELUS International (Cda) Inc. (formerly doing business as TELUS International and now doing business as TELUS Digital Experience) under a U.S.$2 billion bank credit facility, secured by its assets, expiring on January 3, 2028 (the “TELUS International (Cda) Inc. Credit Facility”). Consequently, the Company may be considered to be a connected issuer of each such Underwriter for purposes of securities legislation of the provinces of Canada. See “Underwriting”.
The Underwriters expect to deliver the Notes on or about            , 2025 through The Depository Trust Company (“DTC”) and its direct and indirect participants, including Euroclear Bank SA/NV and Clearstream Banking S.A.
Joint Book-Running Managers
J.P. Morgan	RBC Capital Markets
Dated            , 2025

Prospectus Supplement
Base Shelf Prospectus
S-i

CURRENCY
Unless otherwise indicated, all references to “$” or “dollar” in this prospectus supplement refer to the Canadian dollar and all references to “U.S.$” or “U.S. dollar” in this prospectus supplement refer to the United States dollar. The Company’s financial statements are prepared in Canadian dollars. The following table sets forth, for each of the periods indicated, the average daily exchange rate on the last day of the period of one Canadian dollar in exchange for U.S. dollars using information provided by the Bank of Canada. The average daily exchange rate as reported by the Bank of Canada on June 19, 2025, was $1.00 = U.S.$0.7287.
	Years Ended December 31,			Three Months Ended March 31,
	2022	2023	2024	2024	2025
Average daily exchange rate on last day of the period	U.S.$0.7383	U.S.$0.7561	U.S.$0.6950	U.S.$0.7380	U.S.$0.6956
DOCUMENTS INCORPORATED BY REFERENCE
This prospectus supplement is deemed to be incorporated by reference into the accompanying short form base shelf prospectus of TELUS dated August 2, 2024 (the “short form base shelf prospectus”) solely for the purposes of this Offering. Other documents are also incorporated or deemed to be incorporated by reference into the short form base shelf prospectus and reference should be made to the short form base shelf prospectus for full particulars thereof.
The following documents, which have been filed by the Company with securities commissions or similar authorities in Canada, are also specifically incorporated by reference into and form an integral part of the short form base shelf prospectus, as supplemented by this prospectus supplement:
(a)
the annual information form of the Company dated February 13, 2025, for the year ended December 31, 2024;

(b)
the audited consolidated financial statements of the Company as at and for the years ended December 31, 2024 and December 31, 2023, together with the report of the independent registered public accounting firm thereon;

(c)
management’s discussion and analysis of financial results for the year ended December 31, 2024 (the “Annual MD&A”);

(d)
the information circular dated March 14, 2025, prepared in connection with the Company’s annual general meeting to be held on May 9, 2025;

(e)
the unaudited condensed interim consolidated financial statements of the Company as at and for the three-month periods ended March 31, 2025 and March 31, 2024 (the “Interim Financial Statements”); and

(f)
management’s discussion and analysis of financial results for the three-month period ended March 31, 2025 (the “Interim MD&A”).

Any document of the type required by National Instrument 44-101 — Short Form Prospectus Distributions to be incorporated by reference into a short form prospectus, including any annual information forms, material change reports (excluding any confidential material change report), business acquisition reports, condensed interim financial statements, annual financial statements together with the reports of the independent registered public accounting firm thereon, interim and annual management’s discussion and analyses of financial results and information circulars, filed by the Company with securities commissions or similar authorities in Canada subsequent to the date of this prospectus supplement and prior to the termination of the Offering under this prospectus supplement, shall be deemed to be incorporated by reference into this prospectus supplement and the short form base shelf prospectus.
Any statement contained in the short form base shelf prospectus, in this prospectus supplement or in any document incorporated or deemed to be incorporated by reference in the short form base shelf prospectus for the purpose of this Offering shall be deemed to be modified or superseded, for purposes of this prospectus supplement, to the extent that a statement contained herein or in the short form base shelf prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or in the short form base shelf prospectus modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this prospectus supplement, except as so modified or superseded.
WHERE YOU CAN FIND MORE INFORMATION
Information has been incorporated by reference in the accompanying short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of this prospectus supplement, together with the short form base shelf prospectus and documents incorporated by reference therein, may be obtained on request without charge from the Executive Vice-President and Chief Legal and Governance Officer of TELUS at 510 W. Georgia St., 23rd Floor, Vancouver, British Columbia V6B 0M3 (telephone 604.695.6420). Copies of these documents are also available electronically on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.
FORWARD-LOOKING STATEMENTS
This prospectus supplement and the short form base shelf prospectus to which it relates, together with the documents incorporated by reference herein and therein, contain forward-looking statements about expected events and the financial and operating performance of TELUS.
Forward-looking statements include any statements that do not refer to historical facts. They include, but are not limited to, statements relating to the Company’s objectives and its strategies to achieve those objectives, the intended use of the net proceeds of the Offering, expectations regarding trends in the telecommunications industry (including demand for data and ongoing subscriber base growth), and the Company’s financing plans (including its multi-year dividend growth program). Forward-looking statements are typically identified by the words “assumption”, “goal”, “guidance”, “objective”, “outlook”, “strategy”, “target” and other similar expressions, or verbs such as “aim”, “anticipate”, “believe”, “could”, “expect”, “intend”, “may”, “plan”, “predict”, “seek”, “should”, “strive” and “will”. These statements are made pursuant to the “safe harbour” provisions of applicable securities laws in Canada and the United States Private Securities Litigation Reform Act of 1995.
By their nature, forward-looking statements are subject to inherent risks and uncertainties and are based on assumptions, including assumptions about future economic conditions and courses of action. These assumptions may ultimately prove to have been inaccurate and, as a result, the Company’s actual results or other events may differ materially from expectations expressed in, or implied by, the forward-looking statements.
The risks and assumptions underlying the Company’s forward-looking statements are described in additional detail in Section 9 General trends, outlook and assumptions, and regulatory developments and proceedings, and Section 10 Risks and risk management in the Company’s Annual MD&A and updated in the Company’s Interim MD&A. Those descriptions are incorporated by reference into this prospectus supplement, but are not intended to be a complete list of the risks that could affect the Company, or of the Company’s assumptions.
Risks and uncertainties that could cause actual performance or other events to differ materially from the forward-looking statements made herein and in other TELUS filings incorporated by reference herein include, but are not limited to, the following:
•
Regulatory matters.   The Company operates in a number of highly regulated industries and is therefore subject to a wide variety of laws and regulations domestically and internationally. Policies and approaches advanced by elected officials and regulatory decisions, reviews and other government activity may have strategic, operational and/or financial impacts (including on revenue and free cash flow). Risks and uncertainties include: potential changes to the Company’s regulatory regime or the outcomes of proceedings, cases or inquiries relating to its application, including but not limited to those set out in Section 9.1 Communications industry regulatory developments and proceedings in the Company’s Interim MD&A; the Company’s ability to comply with complex and changing regulation of the healthcare, virtual care, and medical devices industries in the jurisdictions in which the Company operates, including as an operator of health clinics; and the Company’s ability to comply with, or facilitate its clients’ compliance with, numerous, complex and sometimes conflicting legal regimes, both domestically and internationally.
•
Competitive environment.   Competitor expansion, activity and intensity (pricing, including discounting, bundling), as well as non-traditional competition, disruptive technology and disintermediation, may alter the nature of the markets in which the Company competes and impact its market share and financial results (including revenue and free cash flow). TELUS Health, TELUS Digital and TELUS Agriculture & Consumer Goods also face intense competition in their respective different markets.

•
Technology.   Consumer adoption of alternative technologies and changing customer expectations have the potential to impact the Company’s revenue streams and customer churn rates. Risks and uncertainties include: disruptive technologies, including software-defined networks in the business market, that may displace or cause the Company to reprice its existing data services, and self-installed technology solutions; any failure to innovate, maintain technological advantages or respond effectively and in a timely manner to changes in technology; the roll-out, anticipated benefits and efficiencies, and ongoing evolution of wireless broadband technologies and systems; the Company’s reliance on wireless network access agreements, which have facilitated the Company’s deployment of mobile technologies; the Company’s expected long-term need to acquire additional spectrum through future spectrum auctions and from third parties to meet growing demand for data, and its ability to utilize spectrum it acquires; deployment and operation of new fixed broadband network technologies at a reasonable cost and the availability and success of new products and services to be rolled out using such network technologies; and the Company’s deployment of self-learning tools and automation, which may change the way the Company interacts with customers.

•
Security and data protection.   The Company’s ability to detect and identify potential threats and vulnerabilities depends on the effectiveness of its security controls in protecting its infrastructure and operating environment, and its timeliness in responding to attacks and restoring business operations. A successful attack may impede the operations of the Company’s network or lead to the unauthorized access to, interception, destruction, use or dissemination of customer, team member or business information.

•
Generative AI (“GenAI”).   GenAI exposes the Company to numerous risks, including risks related to the operational reliability, responsible AI usage, data privacy and cybersecurity, and the possibility that the Company’s use of AI may generate inaccurate or inappropriate content or create negative perceptions among customers, and regulation could also affect future implementation that could affect demand for its services.

•
Climate and the environment.   Natural disasters, pandemics, disruptive events and climate change may impact the Company’s operations, customer satisfaction and team member experience.

The Company’s goals to achieve carbon neutrality and reduce its greenhouse gas (“GHG”) emissions in its operations are subject to its ability to identify, procure and implement solutions that reduce energy consumption and adopt cleaner sources of energy, its ability to identify and make suitable investments in renewable energy, including in the form of virtual power purchase agreements, and the Company’s ability to continue to realize significant absolute reductions in energy use and the resulting GHG emissions in its operations.
•
Operational performance and business combination.   Investments and acquisitions present opportunities to expand the Company’s operational scope, but may expose it to new risks. The Company may be unsuccessful in gaining market traction/share and realizing benefits, and integration efforts may divert resources from other priorities. Risks include: the Company’s reliance on third-party cloud-based computing services to deliver its IT services; and economic, political and other risks associated with doing business globally (including war and other geopolitical developments).
•
The Company’s systems and processes.   Systems and technology innovation, maintenance and management may impact the Company’s IT systems and network reliability, as well as its operating costs. Risks and uncertainties include: the Company’s ability to maintain customer service and operate its network in the event of human error or human-caused threats, such as cyberattacks and equipment failures that could cause network outages; technical disruptions and infrastructure breakdowns; delays and rising costs, including as a result of government restrictions or trade actions; and the completeness and effectiveness of business continuity and disaster recovery plans and responses.

•
The Company’s team.   The rapidly evolving and highly competitive nature of the Company’s markets and operating environment, along with the globalization and evolving demographic profile of its workforce, and the effectiveness of its internal training, development, succession and health and well-being programs, may impact the Company’s ability to attract, develop and retain team members with the skills required to meet the changing needs of its customers and its business. Team members may face greater mental health challenges associated with the significant change initiatives at the organization, which may result in the loss of key team members through short-term and long-term disability. Integration of international business acquisitions and concurrent integration activities may impact operational efficiency, organizational culture and engagement.

•
Suppliers.   The Company may be impacted by supply chain disruptions and lack of resiliency in relation to global or local events. Dependence on a single supplier for products, components, service delivery or support may impact the Company’s ability to efficiently meet constantly changing and rising customer expectations while maintaining quality of service. The Company’s suppliers’ ability to maintain and service their product lines could affect the success of upgrades to, and evolution of, technology that it offers.

•
Real estate matters.   Real estate investments are exposed to possible financing risks and uncertainty related to future demand, occupancy and rental rates, especially following the pandemic. Future real estate developments may not be completed on budget or on time and may not obtain lease commitments as planned.

•
Financing, debt and dividends.   The Company’s ability to access funding at optimal pricing may be impacted by general market conditions and changing assessments in the fixed-income and equity capital markets regarding its ability to generate sufficient future cash flow to service its debt. The Company’s current intention to pay dividends to shareholders could constrain its ability to invest in its operations to support future growth. Risks and uncertainties include: the Company’s ability to use equity as a form of consideration in business acquisitions, as this will be impacted by stock market valuations of TELUS’s common shares and TELUS International (Cda) Inc.’s subordinate voting shares; the Company’s capital expenditure levels and potential outlays for spectrum licences in auctions or purchases from third parties affect and are affected by: the Company’s broadband initiatives; the Company’s ongoing deployment of newer mobile technologies; investments in network technology required to comply with laws and regulations relating to the security of cyber systems, including bans on the products and services of certain vendors; investments in network resiliency and reliability; the allocation of resources to acquisitions and future spectrum auctions held by Innovation, Science and Economic Development Canada (“ISED”). The Company’s capital expenditure levels could be impacted if it does not achieve its targeted operational and financial results or if there are changes to its regulatory environment. Lower than planned free cash flow could constrain the Company’s ability to invest in operations, reduce leverage or return capital to shareholders. Quarterly dividend decisions are made by the Company’s Board of Directors based on the Company’s financial position and outlook. There can be no assurance that the Company’s dividend growth program will be maintained through 2025 or renewed. TELUS Digital’s ability to achieve targets or other guidance regarding its business which if not achieved could affect the Company’s ability to achieve targets for the organization as a whole and could result in a decline in the trading price of the TELUS International (Cda) Inc. subordinate voting shares or the Company’s common shares or both. Factors that may affect TELUS Digital’s financial performance are described in TELUS International (Cda) Inc. public filings available on SEDAR+ and EDGAR.

•
Tax matters.   Complexity of domestic and foreign tax laws, regulations and reporting requirements that apply to the Company and its international operating subsidiaries may impact financial results. International acquisitions and expansion of operations heighten the Company’s exposure to multiple forms of taxation.

•
The economy.   Changing global economic conditions, including a potential recession and alternating expectations about inflation, as well as the Company’s effectiveness in monitoring and revising growth assumptions and contingency plans, may impact the achievement of its corporate objectives, its financial results (including free cash flow), and its defined benefit pension plans. Geopolitical uncertainties and potential tariffs or non-tariff trade actions present a risk of recession and may cause customers to reduce or delay discretionary spending, impacting new service purchases or volumes of use, and consider substitution by lower-priced alternatives.

•
Litigation and legal matters.   Complexity of, and compliance with, laws, regulations, commitments and expectations may have a financial and reputational impact. Risks include: the Company’s ability to defend against existing and potential claims or its ability to negotiate and exercise indemnity rights or other protections in respect of such claims; and the complexity of legal compliance in domestic and foreign jurisdictions, including compliance with competition, anti-bribery and foreign corrupt practices laws.

These risks are described in additional detail in the sections entitled “Risks and risk management” in the Company’s Annual MD&A and Interim MD&A. Those descriptions are incorporated by reference in this cautionary statement but are not intended to be a complete list of the risks that could affect the Company. See also “Risk Factors” in this prospectus supplement.
Additional risks and uncertainties that are not currently known to the Company or that it currently deems to be immaterial may also have a material adverse effect on its financial position, financial performance, cash flows, business or reputation. Except as otherwise indicated in this prospectus supplement and the short form base shelf prospectus to which it relates, the forward-looking statements made herein do not reflect the potential impact of any non-recurring or special items or any mergers, acquisitions, dispositions or other business combinations or transactions that may be announced or that may occur after the date of this prospectus supplement.
Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements in this prospectus supplement and the short form base shelf prospectus to which it relates describe the Company’s expectations and are based on its assumptions as at the date hereof and are subject to change after this date. The Company disclaims any intention or obligation to update or revise any forward-looking statements except as required by law.
This cautionary statement qualifies all of the forward-looking statements in this prospectus supplement and the short form base shelf prospectus to which it relates including in each case the documents incorporated by reference.

SUMMARY
The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information contained elsewhere in this prospectus supplement and the accompanying short form base shelf prospectus to which it relates and in the documents incorporated by reference herein and therein. Unless the context otherwise indicates, references in this prospectus supplement to “TELUS” or the “Company” are references to TELUS Corporation, its consolidated subsidiaries and predecessor companies. References to “$” or “dollar” are to Canadian dollars and references to “U.S.$” or “U.S. dollar” are to United States dollars.
The Series A Notes
Issue
U.S.$            aggregate principal amount of Series A Notes.
Maturity
The Series A Notes will mature on               , 2055.
Interest
Interest accrues on the Series A Notes (i) from, and including,          , 2025 to, but excluding, the Series A First Reset Date at a rate of    % per annum and thereafter (ii) from, and including, each Series A Interest Reset Date (as defined herein) with respect to each Series A Interest Reset Period (as defined herein) to, but excluding, the next succeeding Series A Interest Reset Date, the date of maturity or the date of redemption, as the case may be, at a rate per annum equal to the Five-Year U.S. Treasury Rate (as defined herein) as of the most recent Series A Interest Reset Determination Date (as defined herein) plus a spread of    %, to be reset on each Series A Interest Reset Date; provided, that the interest rate will not reset below    %. Subject to the Company’s right to defer interest payments as described herein, interest on the Series A Notes will be payable in arrears in equal semi-annual instalments (except the first interest payment) on each Series A Interest Payment Date, commencing on          , 2026.
Ranking
The Series A Notes will be direct unsecured subordinated obligations of the Company, will be subordinated in right of payment to all existing and future Senior Indebtedness (as defined herein), will be effectively subordinated to all indebtedness and obligations of, or guaranteed by, the Company’s subsidiaries and will rank equally with any present and future Parity Indebtedness (as defined below).
Deferral Right
So long as no event of default has occurred and is continuing under the U.S. Indenture (as defined below) governing the Series A Notes, the Company may elect, at its sole option, at any date other than a Series A Interest Payment Date, to defer the interest payable on the Series A Notes on one or more occasions for the Deferral Period (as defined herein). There is no limit on the number of Deferral Periods that may occur for the Series A Notes. Any such deferral will not constitute an event of default or any other breach under the U.S. Indenture governing the Series A Notes. Deferred interest will accrue, compounding on each subsequent Series A Interest Payment Date, until paid, to the extent permitted by law. No Deferral Period may extend beyond the date of maturity or redemption (with respect to the Series A Notes redeemed) and, for greater certainty, all accrued and unpaid interest (including any deferred interest) shall be due and payable on the date of maturity or the date of redemption (with respect to the Series A Notes redeemed), as applicable.
Dividend Stopper
Unless the Company has paid all accrued and payable interest on the Series A Notes (including interest, if any, whose payment was deferred pursuant to the Deferral Right), subject to certain exceptions, the Company will not (i) declare any dividends on its Dividend Restricted Shares (as defined herein) (other than stock dividends on the Dividend Restricted Shares) or pay any interest on any of the Parity Indebtedness (as defined herein), (ii) redeem, purchase, or otherwise retire for value any Dividend Restricted Shares or Parity

Indebtedness (unless such redemption, purchase or retirement for value is a Permitted Purchase (as defined in “Description of the Notes — Dividend Stopper Undertaking”)), or (iii) make any payment to holders of any of the Dividend Restricted Shares or any of the Parity Indebtedness in respect of dividends not declared or paid on such Dividend Restricted Shares or interest not paid on such Parity Indebtedness, respectively.
Optional Redemption
The Company may, at its option, redeem the Series A Notes in whole or at any time in part from time to time, by giving prior notice of not less than 10 days nor more than 60 days to the holders of the Series A Notes (i) on any day in the period commencing on and including the date that is 90 days prior to the Series A First Reset Date and ending on and including the Series A First Reset Date, and (ii) after the Series A First Reset Date, on any Series A Interest Payment Date, in each case, at a redemption price equal to 100% of the principal amount of the Series A Notes redeemed together with accrued and unpaid interest (including deferred interest, if any) thereon to, but excluding, the date of redemption.
At the Company’s discretion, any redemption (including any redemption pursuant to a Tax Event or Rating Event) may be subject to one or more conditions precedent, and any such conditional redemption may be rescinded in the event that any or all of such conditions have not been satisfied or waived by the date of redemption.
Redemption on Tax or Rating Event
At any time within 90 days following the occurrence of a Tax Event, the Company may, at its option, redeem all (but not less than all) of the Series A Notes at a redemption price equal to 100% of the principal amount thereof, together with accrued and unpaid interest (including deferred interest, if any) thereon to, but excluding, the date of redemption. See “Description of the Notes — Redemption on Tax Event or Rating Event”.
At any time within 90 days following the occurrence of a Rating Event, the Company may, at its option, redeem all (but not less than all) of the Series A Notes at a redemption price equal to 102% of the principal amount thereof, together with accrued and unpaid interest (including deferred interest, if any) thereon to, but excluding, the date of redemption. See “Description of the Notes — Redemption on Tax Event or Rating Event”.
Limitation of Certain Covenant Protections
The trust indentures for the Company’s outstanding senior unsecured notes contain certain provisions that place restrictions on the Company or a Restricted Subsidiary (as defined therein), including restrictions from (i) creating or assuming any Lien (as defined therein) (other than Permitted Liens (as defined therein)) upon any present or future principal property of the Company or any property which, together with any other property subject to Liens (other than Permitted Liens) in the same transaction or series of related transactions, would in the aggregate constitute principal property of the Company or any Restricted Subsidiary, to secure Indebtedness (as defined therein) of the Company or a Restricted Subsidiary, (ii) entering into any Sale and Lease-Back Transactions (as defined therein) subject to the exceptions set out in such trust indentures, or (iii) permitting any Restricted Subsidiary from incurring Restricted Indebtedness (as defined therein). These trust indentures also contain limitations on the ability of such subsidiaries to incur Indebtedness. Pursuant to the Subordinated Supplemental Indenture governing the Series A Notes, holders of Series A Notes do not have the benefit of such restrictions and virtually all of the covenants contained in the trust indentures for the outstanding senior unsecured notes of the Company do not apply to the Series A Notes. As a result, the Company is not restricted by the terms of the U.S. Indenture governing the Series A Notes from, among other things, (i) creating or assuming Liens to secure Indebtedness of the Company or a Restricted Subsidiary that are not secured equally and ratably with (or prior to) other Indebtedness, (ii) entering into Sale and Lease-Back Transactions, or (iii) the Restricted Subsidiaries incurring Restricted Indebtedness. Further information regarding the restrictions noted above can be found in the short form base shelf prospectus. See “Description of the Notes — Limitation of Certain Covenant Protections”.
Events of Default
An event of default in respect of the Series A Notes will occur only if the Company defaults (i) in the payment of the principal of or any premium on the Series A Notes on the date of maturity or the redemption price for the Series A Notes when due, (ii) in the payment of interest upon the Series A Notes when it becomes due and payable, and continuance of such default for a period of 30 days (subject to the Company’s right, at its sole option, to defer interest payments as described under “Description of the Notes — Deferral Right”), or (iii) in the event of any insolvency or bankruptcy proceedings or any receivership, liquidation, reorganization or other similar proceedings in respect of the Company or a substantial part of its property, or of any proceedings for liquidation, dissolution or other winding-up of the Company. See “Description of the Notes — Events of Default”.
Use of Proceeds
The total net proceeds to be received by the Company from the sale of the Series A Notes pursuant to this Offering are estimated to be approximately $      million after payment of commissions to the Underwriters but before deduction of the expenses of this Offering. The net proceeds of this Offering with respect to the Series A Notes, together with the net proceeds of this Offering with respect to the Series B Notes, will be used to fund the Tender Offers (as defined herein) for the Existing Notes (as defined herein). In the event that any Tender Offer is not consummated or not all of the net proceeds are used to fund the Tender Offers, the Company intends to use the remaining net proceeds from this Offering for the repayment of debt, including commercial paper (incurred for general corporate purposes), and for other general corporate purposes. Pending any such use of the net proceeds, the Company will invest the net proceeds in short-term investment grade securities, money market funds or bank deposits. See “Use of Proceeds”.
Form and Denomination
The Series A Notes will be represented by fully registered global notes deposited in book-entry form with, or on behalf of, DTC, and registered in the name of its nominee. See “Description of the Notes — Book-Entry System” in this prospectus supplement. Except as described under “Description of the Notes” in this prospectus supplement and “Description of Debt Securities” in the short form base shelf prospectus, Series A Notes in certificated form will not be issued. The Series A Notes will be issued only in fully registered form, without coupons, in denominations of U.S.$2,000 of principal amount and any integral multiple of U.S.$1,000 in excess thereof.
Governing Law
New York, United States.
The Series B Notes
Issue
$      aggregate principal amount of Series B Notes.
Maturity
The Series B Notes will mature on            , 2055.
Interest
Interest accrues on the Series B Notes (i) from, and including,          , 2025 to, but excluding, the Series B First Reset Date at a rate of      % per annum and thereafter (ii) from, and including, each Series B Interest Reset Date (as defined herein) with respect to each Series B Interest Reset Period (as defined herein) to, but excluding, the next succeeding Series B Interest Reset

Date, the date of maturity or the date of redemption, as the case may be, at an a rate per annum equal to the Five-Year U.S. Treasury Rate as of the most recent Series B Interest Reset Determination Date (as defined herein) plus a spread of    %, to be reset on each Series B Interest Reset Date; provided, that the interest rate will not reset below    %. Subject to the Company’s right to defer interest payments as described herein, interest on the Series B Notes will be payable in arrears in equal semi-annual instalments (except the first interest payment) on each Series B Interest Payment Date, commencing on          , 2026.
Ranking
The Series B Notes will be direct unsecured subordinated obligations of the Company, will be subordinated in right of payment to all existing and future Senior Indebtedness, will be effectively subordinated to all indebtedness and obligations of, or guaranteed by, the Company’s subsidiaries and will rank equally with any present and future Parity Indebtedness (as defined below).
Deferral Right
So long as no event of default has occurred and is continuing under the U.S. Indenture governing the Series B Notes, the Company may elect, at its sole option, at any date other than a Series B Interest Payment Date, to defer the interest payable on the Series B Notes on one or more occasions for the Deferral Period. There is no limit on the number of Deferral Periods that may occur for the Series B Notes. Any such deferral will not constitute an event of default or any other breach under the U.S. Indenture governing the Series B Notes. Deferred interest will accrue, compounding on each subsequent Series B Interest Payment Date, until paid, to the extent permitted by law. No Deferral Period may extend beyond the date of maturity or redemption (with respect to the Series B Notes redeemed) and, for greater certainty, all accrued and unpaid interest (including any deferred interest) shall be due and payable on the date of maturity or the date of redemption (with respect to the Series B Notes redeemed), as applicable.
Dividend Stopper
Unless the Company has paid all accrued and payable interest on the Series B Notes (including interest, if any, whose payment was deferred pursuant to the Deferral Right), subject to certain exceptions, the Company will not (i) declare any dividends on its Dividend Restricted Shares (other than stock dividends on the Dividend Restricted Shares) or pay any interest on any of the Parity Indebtedness, (ii) redeem, purchase, or otherwise retire for value any Dividend Restricted Shares or Parity Indebtedness (unless such redemption, purchase or retirement for value is a Permitted Purchase (as defined in “Description of the Notes — Dividend Stopper Undertaking”)), or (iii) make any payment to holders of any of the Dividend Restricted Shares or any of the Parity Indebtedness in respect of dividends not declared or paid on such Dividend Restricted Shares or interest not paid on such Parity Indebtedness, respectively.
Optional Redemption
The Company may, at its option, redeem the Series B Notes in whole or at any time in part from time to time, by giving prior notice of not less than 10 days nor more than 60 days to the holders of the Series B Notes (i) on any day in the period commencing on and including the date that is 90 days prior to the Series B First Reset Date and ending on and including the Series B First Reset Date, and (ii) after the Series B First Reset Date, on any Series B Interest Payment Date, in each case, at a redemption price equal to 100% of the principal amount of the Series B Notes redeemed together with accrued and unpaid interest (including deferred interest, if any) thereon to, but excluding, the date of redemption.
At the Company’s discretion, any redemption (including any redemption pursuant to a Tax Event or Rating Event) may be subject to one or more conditions precedent, and any such conditional redemption may be rescinded in the event that any or all of such conditions have not been satisfied or waived by the date of redemption.
Redemption on Tax or Rating Event
At any time within 90 days following the occurrence of a Tax Event, the Company may, at its option, redeem all (but not less than all) of the Series B Notes at a redemption price equal to 100% of the principal amount thereof, together with accrued and unpaid interest (including deferred interest, if any) thereon to, but excluding, the date of redemption. See “Description of the Notes — Redemption on Tax Event or Rating Event”.
At any time within 90 days following the occurrence of a Rating Event, the Company may, at its option, redeem all (but not less than all) of the Series B Notes at a redemption price equal to 102% of the principal amount thereof, together with accrued and unpaid interest (including deferred interest, if any) thereon to, but excluding, the date of redemption. See “Description of the Notes — Redemption on Tax Event or Rating Event”.
Limitation of Certain Covenant Protections
The trust indentures for the Company’s outstanding senior unsecured notes contain certain provisions that place restrictions on the Company or a Restricted Subsidiary (as defined therein), including restrictions from (i) creating or assuming any Lien (as defined therein) (other than Permitted Liens (as defined therein)) upon any present or future principal property of the Company or any property which, together with any other property subject to Liens (other than Permitted Liens) in the same transaction or series of related transactions, would in the aggregate constitute principal property of the Company or any Restricted Subsidiary, to secure Indebtedness of the Company or a Restricted Subsidiary, (ii) entering into any Sale and Lease-Back Transactions (as defined therein) subject to the exceptions set out in such trust indentures, or (iii) permitting any Restricted Subsidiary from incurring Restricted Indebtedness (as defined therein). These trust indentures also contain limitations on the ability of such subsidiaries to incur Indebtedness. Pursuant to the Subordinated Supplemental Indenture governing the Series B Notes, holders of Series B Notes do not have the benefit of such restrictions and virtually all of the covenants contained in the trust indentures for the outstanding senior unsecured notes of the Company do not apply to the Series B Notes. As a result, the Company is not restricted by the terms of U.S. Indenture governing the Series B Notes from, among other things, (i) creating or assuming Liens to secure Indebtedness of the Company or a Restricted Subsidiary that are not secured equally and ratably with (or prior to) other Indebtedness, (ii) entering into Sale and Lease-Back Transactions, or (iii) the Restricted Subsidiaries incurring Restricted Indebtedness. Further information regarding the restrictions noted above can be found in the short form base shelf prospectus. See “Description of the Notes — Limitation of Certain Covenant Protections”.
Events of Default
An event of default in respect of the Series B Notes will occur only if the Company defaults (i) in the payment of the principal of or any premium on the Series B Notes on the date of maturity or the redemption price for the Series B Notes when due, (ii) in the payment of interest upon the Series B Notes when it becomes due and payable, and continuance of such default for a period of 30 days (subject to the Company’s right, at its sole option, to defer interest payments as described under “Description of the Notes — Deferral Right”), or (iii) in the event of any insolvency or bankruptcy proceedings or any receivership, liquidation, reorganization or other similar proceedings in respect of the Company or a substantial part of its property, or of any proceedings for liquidation, dissolution or other winding-up of the Company. See “Description of the Notes — Events of Default”.

Use of Proceeds
The total net proceeds to be received by the Company from the sale of the Series B Notes pursuant to this Offering are estimated to be approximately $      million after payment of commissions to the Underwriters but before deduction of the expenses of this Offering. The net proceeds of this Offering with respect to the Series B Notes, together with the net proceeds of this Offering with respect to the Series A Notes, will be used to fund the Tender Offers for the Existing Notes. In the event that any Tender Offer is not consummated or not all of the net proceeds are used to fund the Tender Offers, the Company intends to use the remaining net proceeds from this Offering for the repayment of debt, including commercial paper (incurred for general corporate purposes), and for other general corporate purposes. Pending any such use of the net proceeds, the Company will invest the net proceeds in short-term investment grade securities, money market funds or bank deposits. See “Use of Proceeds”.
Form and Denomination
The Series B Notes will be represented by fully registered global notes deposited in book-entry form with, or on behalf of, DTC, and registered in the name of its nominee. See “Description of the Notes — Book-Entry System” in this prospectus supplement. Except as described under “Description of the Notes” in this prospectus supplement and “Description of Debt Securities” in the short form base shelf prospectus, Series B Notes in certificated form will not be issued. The Series B Notes will be issued only in fully registered form, without coupons, in denominations of U.S.$2,000 of principal amount and any integral multiple of U.S.$1,000 in excess thereof.
Governing Law
New York, United States.
RISK FACTORS
Prospective investors in the Notes should consider carefully the matters set forth in the section entitled “Risk Factors” in this prospectus supplement and the sections entitled “Risks and risk management” in the Annual MD&A and Interim MD&A which are incorporated by reference herein.
RECENT DEVELOPMENTS
Non-Binding Indication of Interest to Acquire Full Ownership of TELUS Digital
On June 12, 2025, TELUS announced that it has submitted a non-binding indication of interest to the board of directors of TELUS Digital to acquire all of the issued and outstanding subordinate voting shares and multiple voting shares of TELUS Digital that are not already owned by TELUS for a price per share of US$3.40 to be paid in cash, common shares or a combination of both. TELUS has asked the TELUS Digital board of directors to begin a process to review the indication of interest, which will include the appointment of a special committee of independent directors to evaluate the proposal. No agreement has been reached between TELUS and TELUS Digital, and no assurances can be given that definitive transaction documents with respect to the proposed acquisition will be entered into, as to the final terms of any transaction or that a transaction will be consummated.
Junior Subordinated Note Offerings
On April 21, 2025, the Company issued 6.25% Fixed-to-Fixed Rate Junior Subordinated Notes, Series CAR due July 21, 2055 (“Series CAR Notes”) and 6.75% Fixed-to-Fixed Rate Junior Subordinated Notes, Series CAS due July 21, 2055 (“Series CAS Notes”) in an aggregate principal amount of $1.1 billion and $500 million, respectively. Approximately $1.1 billion of the net proceeds of the offering were used to reduce the amount of commercial paper outstanding, approximately $395 million of the net proceeds from the offering were used to reduce the amount outstanding under the Receivables Trust and approximately $125 million of the net proceeds from the offering were used to reduce the amount outstanding under the TELUS Corporation Credit Facility.

The Company re-opened the Series CAR Notes and the Series CAS Notes and issued on June 19, 2025 a further $375 million and $425 million principal amount, respectively. Approximately $235 million of the net proceeds from the re-opened offering will be used to reduce the amount of commercial paper outstanding.
Tender Offers
On June 20, 2025, the Company commenced (i) tender offers (the “U.S.$ Tender Offers”) to purchase for cash any and all of its outstanding 4.600% Notes due November 16, 2048 and 4.300% Notes due June 15, 2049 (collectively, the “Existing U.S.$ Notes”), up to a maximum of U.S.$750,000,000 aggregate principal amount of Existing U.S.$ Notes and (ii) tender offers (the “C$ Tender Offers” and, together with the U.S.$ Tender Offers, the “Tender Offers”) to purchase for cash up to $600,000,000 of its outstanding 3.95% Notes, Series CAB due February, 2050, 4.10% Notes, Series CAE due April, 2051, 2.05% Notes, Series CAD due October, 2030, 4.40% Notes, Series CU due January, 2046, 4.40% Notes, Series CL due April, 2043, 2.85% Notes, Series CAF due November, 2031, 4.70% Notes, Series CW due March, 2048 and 4.75% Notes, Series CR due January, 2045 (collectively, the “Existing C$ Notes” and, together with the Existing U.S.$ Notes, the “Existing Notes”), in each case subject to the terms and conditions specified in the related applicable offer to purchase (“Offer to Purchase”). Each Tender Offer will expire at 5:00 p.m. (Eastern time) on June 27, 2025, subject to any extensions.
Each Tender Offer is being made on the terms and subject to the conditions set forth in the applicable Offer to Purchase, as such terms and conditions may be amended. Each Tender Offer is being made solely pursuant to, and will be governed by, the applicable Offer to Purchase. Each Tender Offer is subject to, and conditioned upon, the satisfaction or waiver of certain conditions described in the applicable Offer to Purchase, including, among others, the Company having raised net proceeds through one or more issuances of debt in the public or private capital markets, on terms reasonably satisfactory to the Company, sufficient to purchase all of the Existing Notes validly tendered (and not validly withdrawn) and accepted for purchase by the Company in such Tender Offer and to pay accrued interest and all fees and expenses in connection with such Tender Offer. The Company cannot assure you that any Tender Offer will be consummated in accordance with its terms, or at all, or that a significant principal amount of Existing Notes will be tendered and cancelled pursuant to any Tender Offer. This Offering is not conditioned upon the consummation of any Tender Offer.
The Company will use the remaining proceeds of this Offering, if any, not applied to the Tender Offers for general corporate purposes.
This prospectus supplement does not constitute an offer to purchase or a solicitation of an offer to sell any of the Existing Notes.

CONSOLIDATED CAPITALIZATION
The following table sets forth the cash and temporary investments, net, and the capitalization of TELUS as at March 31, 2025, on an actual basis and on an as adjusted basis to give effect to: (i) this Offering, (ii) the use of the net proceeds of this Offering to fund the Tender Offers for the Existing Notes and for general corporate purposes and (iii) the Company’s issuance of the Series CAR Notes and the Series CAS Notes on April 21, 2025 and June 19, 2025, and the application of the net proceeds therefrom. This table should be read in conjunction with the audited consolidated financial statements of the Company as at and for the years ended December 31, 2024, and December 31, 2023, together with the report of the independent registered public accounting firm thereon, and the Interim Financial Statements. All U.S. dollar amounts have been translated into Canadian dollars based on the daily average exchange rate as reported by the Bank of Canada on March 31, 2025 (U.S.$1.00 = $1.4376).
	As at March 31, 2025
	Actual	As adjusted(1)
	(millions)
Cash and temporary investments, net	$1,014	$(2)(3)
Amounts arising from the Receivables Trust	$1,325	$1,325
Total short-term debt	1,325	1,325
Long-term debt:
TELUS Corporation Senior Notes:
Series CL: 4.40% due April 2043	596
Series CN: 5.15% due November 2043	396	396
Series CP: 4.85% due April 2044	886	886
Series CR: 4.75% due January 2045	396
Series CU: 4.40% due January 2046	497
Series CV: 3.75% due March 2026	599	599
Series CW: 4.70% due March 2048	471
Series CX: 3.625% due March 2028	597	597
Series CY: 3.30% due May 2029	994	994
Series CZ: 2.75% due July 2026	799	799
Series CAA: 3.15% due February 2030	597	597
Series CAB: 3.95% due February 2050	793
Series CAC: 2.35% due January 2028	598	598
Series CAD: 2.05% due October 2030	497
Series CAE: 4.10% due April 2051	494
Series CAF: 2.85% due November 2031	745
Series CAG: 5.25% due November 2032	1,092	1,092
Series CAH: 5.65% due September 2052	544	544
Series CAI: 5.00% due September 2029	348	348
Series CAJ: 4.95% due March 2033	496	496
Series CAK: 5.75% due September 2033	844	844
Series CAL: 5.95% due September 2053	394	394
Series CAM: 5.60% due September 2030	497	497
Series CAN: 5.10% due February 2034	496	496
Series CAO: 4.80% due December 2028	696	696
Series CAP: 4.95% due February 2031	595	595
Series CAQ: 4.65% due August 2031	695	695
2.80% Notes due February 2027(4)	860	860

	As at March 31, 2025
	Actual	As adjusted(1)
	(millions)
3.70% Notes due September 2027(5)	717		717
3.40% Notes due May 2032(6)	1,283		1,283
4.60% Notes due November 2048(7)	1,058
4.30% Notes due June 2049(8)	707
TELUS Corporation Commercial Paper(3)	2,116		1,092
TELUS Corporation Credit Facility(3)	—		—
Other (unsecured)(9)	—		288
TELUS Corporation Junior Subordinated Notes:
Series CAR: 6.25% Fixed-to-Fixed Rate Junior Subordinated Notes, due July 21, 2055(10)	—		1,475
Series CAS: 6.75% Fixed-to-Fixed Rate Junior Subordinated Notes, due July 21, 2055(10)	—		925
% Fixed-to-Fixed Rate Junior Subordinated Notes, Series A due , 2055 offered hereby	—
% Fixed-to-Fixed Rate Junior Subordinated Notes, Series B due , 2055 offered hereby	—
TELUS International (Cda) Inc. Credit Facility(11)	1,649		1,649
TELUS Communications Inc. Debentures:
Series B: 8.80% due September 2025	200		200
Lease Liabilities	2,902		2,902
Other	580		580
Total long-term debt	28,724
Total debt	30,049
Owners’ equity:
Common Shares	13,327		13,327
Contributed surplus	1,111		1,111
Retained earnings	1,230
Accumulated other comprehensive income	(61)
Non-controlling interests	1,179		1,179
Total owners’ equity	16,786
Total capitalization	$45,821	$

Notes:
(1)
Gives effect to the use of the net proceeds of this Offering to fund the Tender Offers for the Existing Notes and for general corporate purposes, assuming the purchase of U.S.$      million principal amount of the 4.600% Notes due November 16, 2048, U.S.$      million principal amount of the 4.300% Notes due June 15, 2049, $      million principal amount of the 3.95% Notes, Series CAB due February, 2050, $      million principal amount of the 4.10% Notes, Series CAE due April, 2051, $      million principal amount of the 2.05% Notes, Series CAD due October, 2030, $      million principal amount of the 4.40% Notes, Series CU due January, 2046, $      million principal amount of the 4.40% Notes, Series CL due April, 2043, $      million principal amount of the 2.85% Notes, Series CAF due November, 2031, $      million principal amount of the 4.70% Notes, Series CW due March, 2048 and $      million principal amount of the 4.75% Notes, Series CR due January, 2045 pursuant to the Tender Offers. See “Use of Proceeds.” Actual amounts, if any, purchased in the Tender Offers will depend upon the results of the Tender Offers, and may be materially different. See “Summary — Recent Developments — Tender Offers.”

(2)
Reflects approximately $      billion arising from the issue of the Notes offered hereby (being the price to the public in respect of the Notes of each series), and assumes the net proceeds from this Offering will be used to fund the Tender Offers for the Existing Notes and for general corporate purposes. The amount reflected does not deduct issue costs related to this Offering.

(3)
As at the date of this prospectus supplement, no amounts were drawn on the TELUS Corporation Credit Facility and the amount of commercial paper outstanding, all of which was denominated in U.S. dollars, was approximately U.S.$0.9 billion (approximately $1.2 billion, based on the daily average exchange rate as reported by the Bank of Canada on June 19, 2025, which was U.S.$1.00 = $1.3724.

(4)
The principal amount of 2.80% Notes due February 2027 outstanding is U.S.$600 million.

(5)
The principal amount of 3.70% Notes due September 2027 outstanding is U.S.$500 million.

(6)
The principal amount of 3.40% Notes due May 2032 outstanding is U.S.$900 million.

(7)
The principal amount of 4.60% Notes due November 2048 outstanding is U.S.$750 million.

(8)
The principal amount of 4.30% Notes due June 2049 outstanding is U.S.$500 million.

(9)
On May 14, 2025, a wholly-owned subsidiary of the Company issued approximately $288 million (U.S.$200 million) of U.S. dollar-denominated preferred shares to a private equity investor, in connection with the acquisition of Workplace Options (see Note 18(d) of the Interim Financial Statements). IFRS Accounting Standards require that these financial instruments be accounted for as financial liabilities. The net proceeds of the preferred share issuance were used for the repayment of outstanding indebtedness.

(10)
On April 21, 2025, the Company issued Series CAR Notes and Series CAS Notes in an aggregate principal amount of $1.1 billion and $500 million, respectively. See Note 26(e) of the Interim Financial Statements. Approximately $1.1 billion of the net proceeds of the offering were used to reduce the amount of commercial paper outstanding, approximately $395 million of the net proceeds from the offering were used to reduce the amount outstanding under the Receivables Trust and approximately $125 million of the net proceeds from the offering were used to reduce the amount outstanding under the TELUS Corporation Credit Facility. The Company re-opened the Series CAR Notes and the Series CAS Notes and issued on June 19, 2025 a further $375 million and $425 million principal amount, respectively. Approximately $235 million of the net proceeds from the re-opened offering will be used to reduce the amount of commercial paper outstanding.

(11)
As of the date of this prospectus supplement, approximately U.S.$1.5 billion (approximately $2.1 billion, based on the daily average exchange rate as reported by the Bank of Canada on June 19, 2025 which was U.S.$1.00 = $1.3724) was drawn on the TELUS International (Cda) Inc. Credit Facility.

USE OF PROCEEDS
The total net proceeds to be received by the Company from this Offering are estimated to be approximately $      million after payment of commissions to the Underwriters but before deduction of the expenses of this Offering. The net proceeds will be used to fund the Tender Offers for the Existing Notes. In the event that any Tender Offer is not consummated or not all of the net proceeds are used to fund the Tender Offers, the Company intends to use the remaining net proceeds from this Offering for the repayment of debt, including commercial paper (incurred for general corporate purposes), and for other general corporate purposes. Pending any such use of the net proceeds, the Company will invest the net proceeds in short-term investment grade securities, money market funds or bank deposits. See “Consolidated Capitalization”.
Any Underwriter or its affiliates which holds positions in the Existing Notes may receive a portion of the proceeds of this Offering in the Tender Offers. See “Underwriting.”
EARNINGS COVERAGE RATIOS
The following consolidated earnings coverage ratio has been calculated for the 12-month periods ended December 31, 2024 and March 31, 2025, respectively. The earnings coverage ratio refers to the ratio of (i) consolidated net income attributable to holders of Common Shares before borrowing costs and income taxes, and (ii) borrowing costs.
For the 12-month periods ended December 31, 2024 and March 31, 2025, the Company’s consolidated net income attributable to holders of Common Shares before borrowing costs and income taxes was $2.6 billion and $2.9 billion, respectively. Pro forma borrowing costs for the 12-month periods were $      billion and $      billion, respectively. The borrowing costs and earnings coverage ratio for the 12-month periods ended December 31, 2024 and March 31, 2025, give pro forma effect to the issuance, repayment and redemption of all long-term debt of the Company since such dates (including the Offering and the application or assumed application of the proceeds thereof, the repayment on January 17, 2025 of the 3.75% Notes, Series CQ due January 2025, and the issuances on April 21, 2025 and June 19, 2025 of Series CAR Notes and Series CAS Notes and the use of proceeds therefrom, as applicable), as if it had occurred at the beginning of such 12-month period. The earnings coverage ratio set out below does not purport to be indicative of earnings coverage ratios for any future periods.
12-month period ended	December 31, 2024	March 31, 2025
Earnings coverage ratio

RISK FACTORS
An investment in the Notes offered hereby involves certain risks. In addition to the other information contained in this prospectus supplement and in the sections entitled “Risks and risk management” in the Company’s Annual MD&A and Interim MD&A, which sections are incorporated herein by reference, prospective investors should carefully consider the following factors in evaluating TELUS and its business before making an investment in the Notes.
The Notes are subordinated in right of payment
The Notes of each series will be direct unsecured debt obligations constituting subordinated indebtedness of the Company. The payment of principal, premium (if any) and interest and certain other amounts on the Notes of each series will rank senior to all of the Company’s equity but will be contractually subordinated in right of payment to all present and future Senior Indebtedness. As of March 31, 2025, the Company had total liabilities of $30 billion on a consolidated basis, which includes the Company’s Senior Indebtedness and liabilities of the Company’s consolidated subsidiaries that are structurally senior in right of payment to the Notes. See “Description of the Notes — Subordination”.
Due to these subordination provisions, in the event of the Company’s liquidation, dissolution or winding-up, holders of each series of Notes would only get paid from funds of the Company after such funds are applied to pay the holders of the obligations ranking senior in right of payment to the Notes of that series, including outstanding senior unsecured notes of the Company or any senior unsecured notes (or other Senior Indebtedness) that may be issued in the future that would be less deeply subordinated than the Notes of that series, to the extent necessary to pay such senior obligations in full. As a result of those payments, the holders of such senior obligations may recover more, ratably, than holders of any series of the Notes. Further, any remaining funds after senior obligations are paid in full would be applied on a pro rata basis among the holders of each series of Notes and holders of any pari passu obligations, including any future obligations of the Company ranking equally (pari passu) with the Notes.
The Notes of each series will rank equally with any present and future unsecured subordinated indebtedness that the Company may incur from time to time if the terms of such indebtedness provide that it ranks equally with the Notes of each series in right of payment.
There are no restrictions on the ability of the Company or its subsidiaries to issue or become liable for additional indebtedness
The U.S. Indentures will not contain any restrictions on the ability of the Company or any of its subsidiaries to incur indebtedness. As a result, the amount of additional indebtedness, including indebtedness ranking equally with or senior to each series of Notes, will not be restricted under the U.S. Indentures and may adversely affect the Company’s ability to meet its financial obligations under each series of Notes. Although certain of TELUS’s various debt instruments may limit the Company’s ability to create, issue or incur additional indebtedness (including under the trust indentures for the outstanding senior unsecured notes of the Company), such additional indebtedness may, subject to certain conditions, be incurred.
The U.S. Indentures will have virtually no covenant protection for holders of the Notes and will have no restriction on the Company’s or any of its subsidiaries’ ability to create or assume liens to secure indebtedness or enter into sale and lease-back transactions
The U.S. Indentures will contain covenants providing for the timely payment of principal and interest on the Notes (subject to the right to defer interest as described under “Description of the Notes — Deferral Right”) and for the Company and each Restricted Subsidiary (as defined therein) to maintain its existence but will have virtually no other covenants for the benefit of holders of the Notes. The U.S. Indentures will not contain covenants restricting the Company or any of its subsidiaries from (i) creating or assuming liens to secure indebtedness of the Company or a subsidiary that are not secured equally and ratably with (or prior to) other indebtedness, or (ii) entering into sale and lease-back transactions. See “Description of the Notes — Limitation of Certain Covenant Protections”. The U.S. Indentures will not contain provisions that would require the Company to repurchase or redeem the Notes or otherwise afford holders protection should the Company be involved in a change of control or other corporate transactions which could adversely affect the holders of the Notes of any series.
The Notes will be structurally subordinated to the debt and other liabilities of the Company’s subsidiaries
The Notes of each series will be obligations exclusively of the Company. The Company’s existing operations are currently conducted through its subsidiaries. The Company’s ability to meet its debt service obligations, including payment of principal and interest on the Notes of any series, is dependent upon the cash flow of its subsidiaries and the payment of funds by its subsidiaries to the Company in the form of loans, dividends, fees or otherwise. The Company’s subsidiaries are separate and distinct legal entities and will have no obligation, contingent or otherwise, to pay any amounts due pursuant to the Notes of any series or to make any funds available therefor, whether in the form of loans, dividends or otherwise. Because the Company’s subsidiaries will not guarantee the payment of principal of or interest on the Notes of any series, any right of the Company to receive assets of the subsidiaries upon their bankruptcy, receivership, liquidation or reorganization (and the consequent right of the holders of Notes of a series to participate in the distribution of proceeds from those assets) will be effectively subordinated to the claims of such subsidiaries’ creditors (including tax authorities, trade creditors and lenders).
The Notes will have limited events of default
Under the terms of the U.S. Indentures, the events of default in relation to the Notes of each series will be limited to the events of default set forth in the section entitled “Description of the Notes — Events of Default”. The events of default under the Notes of each series are more limited than those typically available to unsubordinated creditors and as provided for in the trust indentures for the outstanding senior unsecured notes of the Company. An event of default for the Notes of each series occurs only if the Company defaults on the payment of (i) principal or premium, if any, on the date of maturity or the redemption price when due, (ii) interest when due and payable and continuance of such default for a period of 30 days (subject to the Company’s right, at its sole option, to defer interest payments, as described under “Description of the Notes — Deferral Right”) or (iii) in the event of any insolvency or bankruptcy proceedings or any receivership, liquidation, reorganization or other similar proceedings in respect of the Company or a substantial part of its property, or of any proceedings for liquidation, dissolution or other winding-up of the Company. See “Description of the Notes — Events of Default”.
Holders of the Notes will have limited rights of acceleration
Holders of the Notes of each series and the Trustees under the U.S. Indentures may accelerate payment of the principal and interest on the Notes of each series only upon the occurrence and continuation of certain events of default. Payment of principal and interest on the Notes of a series may be accelerated upon the occurrence of an event of default under the applicable U.S. Indenture related to (i) the failure to pay the principal or premium, if any, on the date of maturity or the redemption price when due, (ii) the failure to pay interest when due and payable and such default continues for 30 days (subject to the Company’s right, at its sole option, to defer interest payments, as described under “Description of the Notes — Deferral Right”), or (iii) the failure to make any payment in the event of any insolvency or bankruptcy proceedings or any receivership, liquidation, reorganization or other similar proceedings in respect of the Company or a substantial part of its property, or of any proceedings for liquidation, dissolution or other winding-up of the Company. Holders of the Notes of each series and the Trustees will not have the right to accelerate payment of the principal or interest on the Notes of that series upon the breach of any other covenant in the applicable U.S. Indenture. If an event of default specified in clause (iii) above has occurred and is continuing, then the principal amount of the applicable series of Notes then outstanding will become immediately due and payable without any declaration or other act on the part of the Trustees or any holder of Notes of such series. See “Description of the Notes — Events of Default”.
The Notes may be subject to optional redemption by the Company
An optional redemption feature is likely to limit the market value of the Notes of each series. During any period when the Company may elect to redeem or is perceived to be able to redeem the Notes of any series, the market value of the Notes of that series generally will not rise substantially above the price at which they can be redeemed. This also may be true prior to any redemption period.
The Company may redeem the Notes of any series when its cost of borrowing is lower than the interest payable on them. At those times, an investor generally would not be able to reinvest the redemption proceeds at an effective interest rate as high as the interest payable on the Notes of the series being redeemed and may only be able to do so at a significantly lower rate. Potential investors should consider reinvestment risk in light of other investments available at that time.
There is no public market for the Notes
There is no established trading market for the Notes of any series. The Company does not intend to have the Notes of any series listed for trading on any securities exchange or quoted on any automated dealer quotation system. The Underwriters have advised the Company that they presently intend to make a market in the Notes of each series, but the Underwriters are not obligated to do so and any such market-making activities may be discontinued at any time without notice at the sole discretion of the Underwriters. Accordingly, no assurance can be given as to the prices or liquidity of, or trading markets for, the Notes of any series. The liquidity of any market for the Notes of each series will depend upon the number of holders of such Notes, the interest of securities dealers in making a market in the Notes of each series and other factors. The absence of an active market for the Notes of each series could adversely affect their market price and liquidity. This is particularly the case for securities that are designed for specific investment objectives or strategies or have been prepared to meet the investment requirements of limited categories of investors.
Changes in credit ratings of the Notes may affect the market value of the Notes and the Company’s cost of capital
There can be no assurance that the credit ratings assigned to the Notes of each series will remain in effect for any given period of time or that the ratings will not be withdrawn or revised at any time. There can be no assurance that any rating agency that rates the Notes of each series will not downgrade its ratings on the Notes of that series or withdraw its rating entirely. Real or anticipated changes in credit ratings on the Notes of each series may affect the market value of the Notes of that series. In addition, real or anticipated changes in credit ratings can affect the cost at which TELUS can access the capital markets. See “Credit Ratings”.
Changes in interest rates may affect the market price or value of the Notes
Prevailing interest rates will affect the market price or value of the Notes of each series. The market price or value of the Notes of each series will decline as prevailing interest rates for comparable debt instruments rise, and will increase as prevailing interest rates for comparable debt instruments decline.
The Company has the option to defer interest payments on the Notes
So long as no event of default has occurred and is continuing under the applicable U.S. Indenture, the Company may elect, at its sole option, to defer the interest payable on either or both series of Notes on one or more occasions for up to five consecutive years as described under “Description of the Notes — Deferral Right”. There is no limit on the number of Deferral Periods that may occur for a series of Notes. Such deferral will not constitute an event of default or any other breach under the applicable U.S. Indenture.
If the Company defers interest payments on the Notes, there could be U.S. federal income tax consequences to holders of the Notes
If the Company exercises its option to defer the payment of interest on the Notes of either series, pursuant to certain applicable U.S. Treasury regulations, the Company expects to treat such Notes as if they had been redeemed and reissued solely for purposes of the OID (as defined in “Certain United States Federal Income Tax Considerations”) rules. Accordingly, all remaining interest payments on such Notes (including interest on deferred interest) could be treated as OID for U.S. federal income tax purposes, which a U.S. Holder (as defined in “Certain United States Federal Income Tax Considerations”) would be required to accrue and include in taxable income on a constant yield basis over the remaining term of such Notes, without regard to the time interest is actually paid on such Notes and without regard to such U.S. Holder’s regular method of accounting for U.S. federal income tax purposes.
Further, if the likelihood of the Company’s exercise of the option to defer the payment of interest on the Notes of a series were determined not to be “remote” within the meaning of applicable U.S. Treasury regulations, such Notes could be treated as issued with OID at the time of issuance and all stated interest with respect to such Notes would be treated as OID. The Company believes that the likelihood that the Company exercises such option is remote. Accordingly, a U.S. Holder generally will be required to recognize any stated interest as ordinary income in the manner described under “Certain United States Federal Income Tax Considerations — Stated Interest”. See “Certain United States Federal Income Tax Considerations”.
The interest rate of the Notes may fluctuate over time
The interest rate of the Series A Notes from and including        , 2025 to, but excluding, the Series A First Reset Date will be    % per annum. Beginning on the Series A First Reset Date, the interest rate of the Series A Notes from and including each Series A Interest Reset Date with respect to each Series A Interest Reset Period to, but excluding, the next succeeding Series A Interest Reset Date, the date of maturity or the date of redemption, as the case may be, will equal the Five-Year U.S. Treasury Rate as of the most recent Series A Interest Reset Determination Date plus a spread of    %, to be reset on each Series A Interest Reset Date; provided, that the interest rate will not reset below    %.
The interest rate of the Series B Notes from and including       , 2025 to, but excluding, the Series B First Reset Date will be    % per annum. Beginning on the Series B First Reset Date, the interest rate of the Series B Notes from and including each Series B Interest Reset Date with respect to each Series B Interest Reset Period to, but excluding, the next succeeding Series B Interest Reset Date, the date of maturity or the date of redemption, as the case may be, will equal the Five-Year U.S. Treasury Rate as of the most recent Series B Interest Reset Determination Date plus a spread of    %, to be reset on each Series B Interest Reset Date; provided, that the interest rate will not reset below    %.
The Company has no control over the factors that may affect U.S. Treasury yields, including geopolitical, economic, financial, political, regulatory, judicial or other conditions or events.
Historical U.S. Treasury yields are not an indication of future U.S. Treasury yields
As noted above, the annual interest rate on each series of Notes beginning on the applicable First Reset Date will be set by reference to the Five-Year U.S. Treasury Rate as of the most recent Interest Reset Determination Date (provided, that the interest rate for a given series will not reset below the initial interest rate for such series). In the past, U.S. Treasury yields have experienced significant fluctuations. Historical levels, fluctuations and trends of U.S. Treasury yields are not necessarily indicative of future levels. Any historical upward or downward trend in U.S. Treasury yields is not an indication that U.S. Treasury yields are more or less likely to increase or decrease at any time after the applicable First Reset Date, and purchasers should not take the historical U.S. Treasury yields as an indication of the future U.S. Treasury yields.
Certain bankruptcy and related laws may impair the Trustees’ ability to receive payment and enforce remedies under the U.S. Indentures and the Notes
The Company is incorporated under the laws of the Province of British Columbia and its principal operating assets are located in Canada.
The rights of the Trustees (as defined herein) to enforce remedies are likely to be significantly impaired by the restructuring, receivership, liquidation and other provisions of applicable Canadian bankruptcy, insolvency, restructuring and other similar legislation if the benefit of such legislation is sought with respect to the Company. For example, both the Bankruptcy and Insolvency Act (Canada) and the Companies’ Creditors Arrangement Act (Canada) contain provisions enabling “an insolvent person” to obtain a stay of proceedings as against its creditors and others and to prepare and file a proposal or plan to restructure and/or compromise obligations for consideration by all or some of its creditors to be voted on by the various classes of its creditors. Such a restructuring proposal or plan, if accepted by the requisite majorities of creditors and if approved by the court, would be binding on persons who might not otherwise be willing to accept it. Moreover, both statutes permit, in certain circumstances, the insolvent debtor to retain possession and administration of its property, even though it may be in default under the applicable debt instrument.
The powers of the court under applicable Canadian bankruptcy, insolvency, restructuring and other similar legislation (including the Bankruptcy and Insolvency Act (Canada) and particularly under the Companies’ Creditors Arrangement Act (Canada)) have generally been exercised broadly to protect a debtor entity from actions taken by creditors and other parties. Accordingly, it is impossible to predict if payments under the Notes of each series would be made following commencement of or during such a proceeding, whether or when the Trustees could exercise its rights under the U.S. Indentures or whether and to what extent holders of the Notes would be compensated for any delay in payments of principal and interest.
The Company or any of its affiliates may assume the duties of the Series A Calculation Agent or Series B Calculation Agent and may have economic interests adverse to the interests of the holders of Notes
The Series A Calculation Agent and the Series B Calculation Agent (each as defined herein), as applicable, will make certain determinations regarding the interest rate for the applicable series of Notes. The Company or any of its affiliates may assume the duties of the Series A Calculation Agent or the Series B Calculation Agent. Any exercise of discretion by the Company or its affiliates acting as Series A Calculation Agent or Series B Calculation Agent could present a conflict of interest. In making the required determinations, decisions and elections, the Company or its affiliates may have economic interests that are adverse to the interests of holders of Notes, and those determinations, decisions or elections could have a material adverse effect on the yield on, value of and market for the applicable series of Notes. Any determination made by the Company or its affiliates, acting as the Series A Calculation Agent or the Series B Calculation Agent, will be final and binding absent manifest error.
The Tender Offers may not be completed as contemplated and as a result the Company may use all or a portion of the net proceeds of this Offering for other purposes.
The Company intends to use the net proceeds from this Offering to fund the Tender Offers for the Existing Notes. In the event that any Tender Offer is not consummated or not all of the net proceeds are used to fund the Tender Offers, the Company intends to use the remaining net proceeds from this Offering for the repayment of debt, including commercial paper (incurred for general corporate purposes), and for other general corporate purposes. Pending any such use of the net proceeds, the Company will invest the net proceeds in short-term investment grade securities, money market funds or bank deposits. The Company cannot predict the extent to which holders of the Existing Notes will tender their Existing Notes in the Tender Offers, and there can be no assurance that the Company will complete any Tender Offer as contemplated or that all of the outstanding Existing Notes will be tendered. Therefore, the Company may retain broad discretion over the use of the proceeds from this Offering and may use them for purposes other than those contemplated. This Offering is not conditioned upon the consummation of any Tender Offer.
Currency Risks
The Notes are denominated and payable in United States dollars which may entail certain risks, and the extent and nature of such risks change continuously. These risks include, without limitation, the possibility of fluctuations in the United States dollar market, the imposition or modification of exchange controls and potential illiquidity in the secondary market. Prospective purchasers should consult their own financial and legal advisors as to the risks entailed in an investment in Notes denominated in United States dollars. The Notes are not an appropriate investment for investors who are unsophisticated with respect to foreign currency transactions.
Foreign Private Issuer Status
As a foreign private issuer, in reliance on New York Stock Exchange rules that permit a foreign private issuer to follow the corporate governance practices of its home country, the Company is permitted to follow certain Canadian corporate governance practices instead of those otherwise required under the corporate governance standards for U.S. domestic issuers.

Further, as a foreign private issuer, the Company is exempt from a number of requirements under U.S. securities laws that apply to public companies that are not foreign private issuers. In particular, the Company is exempt from the rules and regulations under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) related to the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. The Company is exempt from the provisions of Regulation FD, which prohibits the selective disclosure of material non-public information to, among others, broker-dealers and holders of a company’s securities under circumstances in which it is reasonably foreseeable that the holder will trade in the company’s securities on the basis of the information. Even though Canadian securities law requirements regarding the disclosure of material and non-public information by public companies are similar to U.S. securities law requirements and the Company voluntarily complies with Regulation FD, these exemptions and leniencies will reduce the frequency and scope of information and protections to which purchasers are entitled as investors.
The Company will lose its foreign private issuer status if a majority of its Common Shares are held by U.S. persons and a majority of its directors or executive officers are U.S. citizens or residents or if it fails to meet additional requirements necessary to avoid loss of foreign private issuer status. Although the Company has elected to comply with certain U.S. regulatory provisions, loss of foreign private issuer status would make compliance with such provisions mandatory. The regulatory and compliance costs to the Company under U.S. securities laws as a U.S. domestic issuer may be significantly higher than the costs the Company incurs as a Canadian foreign private issuer eligible to use the multijurisdictional disclosure system adopted by the United States.
If the Company ceases to be a foreign private issuer, it would not be eligible to use the multijurisdictional disclosure system or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. The Company may also be required to modify certain of its policies to comply with the governance obligations of U.S. domestic issuers. Such modifications will involve additional costs. In addition, the Company would lose its ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.
DESCRIPTION OF THE NOTES
The following description of the Notes of each series is a brief summary of their material attributes and characteristics, which does not purport to be complete and is qualified in its entirety by reference to the U.S. Indenture (as defined below) for the applicable series of Notes. The following summary uses words and terms which have been defined in the U.S. Trust Indenture. For full particulars, reference is made to the short form base shelf prospectus and to the U.S. Trust Indenture.
General
The Notes of each series will be issued under a separate supplemental indenture (each, a “Subordinated Supplemental Indenture”), which, for the purposes of that series, will supplement the terms and conditions in the indenture dated as of September 19, 2016 (the “U.S. Trust Indenture”) among the Company, Computershare Trust Company of Canada, as Canadian trustee (the “Canadian Trustee”), and Computershare Trust Company, N.A., as U.S. trustee (the “U.S. Trustee” and, together with the Canadian Trustee, the “Trustees”).
Each of the Subordinated Supplemental Indentures will be entered into among the Company and the Trustees and will be dated as of the closing date of this Offering. Each Subordinated Supplemental Indenture will provide for, among other things, the creation and issuance of the applicable series of Notes to which such Subordinated Supplemental Indenture relates. The U.S. Trust Indenture is described in the short form base shelf prospectus. References herein to the “U.S. Indenture” refer to the U.S. Trust Indenture as supplemented by the applicable Subordinated Supplemental Indenture.
The Company may, from time to time, without the consent of the holders of a particular series of Notes, create and issue additional Notes of that same series under the applicable Subordinated Supplemental Indenture, having the same terms and conditions as the Notes of that series in all respects, except for such variations to such terms and conditions as may be required, in the reasonable opinion of the Company, to reflect the different issue dates of such additional Notes of such series and the then existing Notes of such series and the intention that all such additional Notes of such series and the then existing Notes of such series be fungible for trading purposes. Additional Notes of a series issued in this manner will be consolidated with and form a single series with the then existing Notes of that series and, if the Company acting reasonably determines that it is advisable or advantageous to do so, the Company may accept such additional Notes of such series and the then existing Notes of the same series in exchange for consolidated and restated replacement Notes reflecting the terms and conditions of such additional Notes and the then existing Notes, in each case, of the same series.
Principal, Maturity and Interest
Series A Notes
The Series A Notes will be initially limited to $      aggregate principal amount (provided that the Company may in the future issue additional Series A Notes up to any additional amount determined by the Company without the consent of existing holders of Series A Notes), and will mature on        , 2055. The Series A Notes will bear interest (i) from, and including,        , 2025 to, but excluding, the Series A First Reset Date at a rate of    % per annum and thereafter (ii) from, and including, each Series A Interest Reset Date with respect to each Series A Interest Reset Period to, but excluding, the next succeeding Series A Interest Reset Date, the date of maturity or the date of redemption, as the case may be, at a rate per annum equal to the Five-Year U.S. Treasury Rate as of the most recent Series A Interest Reset Determination Date plus a spread of    %, to be reset on each Series A Interest Reset Date; provided, that the interest rate will not reset below    %. Subject to the Company’s right to defer interest payments as described herein, interest on the Series A Notes will be payable in arrears in equal semi-annual instalments (except the first interest payment) on          and          of each year, commencing on           , 2026, to holders of record on       and       , respectively.
Principal and interest on the Series A Notes will be payable in lawful money of the United States. The issuance date for the Series A Notes will be on or about       , 2025.
On the date of maturity, the Company will repay the indebtedness represented by the Series A Notes in an amount equal to the principal amount of the outstanding Series A Notes plus any accrued and unpaid interest thereon. Interest will be computed on the basis of a 360-day year of twelve 30-day months. The yearly rate of interest to which interest is calculated under the Series A Notes for any period in any calendar year (the “calculation period”) is equivalent to the rate payable under the Series A Notes in respect of the calculation period multiplied by a fraction the numerator of which is the actual number of days in such calendar year and the denominator of which is the actual number of days in the calculation period, and is disclosed herein solely for the purpose of providing the disclosure required by the Interest Act (Canada) and without affecting the interest payable on the Series A Notes.
Unless the Company has elected to redeem all of the outstanding Series A Notes as of the Series A First Reset Date, the Company will appoint a calculation agent (the “Series A Calculation Agent”) in respect of the Series A Notes on or prior to the Series A Interest Reset Determination Date in respect of the Series A First Reset Date. The Company or any of its affiliates may assume the duties of the Series A Calculation Agent. The applicable interest rate for each Series A Interest Reset Period will be determined by the Series A Calculation Agent as of the applicable Series A Interest Reset Determination Date. Promptly upon such determination, the Series A Calculation Agent, if other than the Company or its affiliates, will notify the Company of the applicable interest rate for the relevant Series A Interest Reset Date. The Company will promptly notify the U.S. Trustee, if other than the Series A Calculation Agent, of such interest rate. The Series A Calculation Agent’s determination of any interest rate and its calculation of the amount of interest for any Series A Interest Reset Period beginning on or after the Series A First Reset Date will be conclusive and binding absent manifest error, may be made in the Series A Calculation Agent’s sole discretion and, notwithstanding anything to the contrary in the documentation relating to the Series A Notes, will become effective without consent from any other person or entity. Such determination of any interest rate and calculation of the amount of interest will be on file at the Company’s principal offices and will be made available to any holder of Notes upon request.

If a Series A Interest Payment Date falls on a day that is not a Business Day, the Series A Interest Payment Date will be postponed to the next succeeding Business Day, and no further interest will accrue in respect of such postponement. In addition, if the date of maturity or the date of redemption for the Series A Notes falls on a day that is not a Business Day, the payment of any amounts owing in respect of the Series A Notes will be made on the next succeeding Business Day and no interest on such payment will accrue for the period from and after the date of maturity or the date of redemption, as applicable.
The Series A Notes will be issued only in fully registered form, without coupons, in denominations of U.S. $2,000 of principal amount and any integral multiple of U.S.$1,000 in excess thereof.
The Company or Series A Calculation Agent will be responsible for making all calculations called for under the U.S. Indenture or the Series A Notes, including but not limited to determination of redemption price, premium, if any, and any additional amounts or other amounts payable on the Series A Notes. The Trustees, the paying agent, and the registrar shall have no liability or responsibility for any calculations or any information in connection with such calculations. The Company or Series A Calculation Agent will make all such calculations in good faith and, absent manifest error, its calculations will be final and binding on holders of the Notes. The Company will provide a schedule of its calculations to the Trustees and the Trustees are entitled to rely conclusively upon the accuracy of such calculations without independent verification. The Company will deliver a copy of such schedule to any holder of Notes upon the written request of such holder of Notes.
Series B Notes
The Series B Notes will be initially limited to $      aggregate principal amount (provided that the Company may in the future issue additional Series B Notes up to any additional amount determined by the Company without the consent of existing holders of Series B Notes), and will mature on       , 2055. The Series B Notes will bear interest (i) from, and including,       , 2025 to, but excluding, the Series B First Reset Date at a rate of    % per annum and thereafter (ii) from, and including, each Series B Interest Reset Date with respect to each Series B Interest Reset Period to, but excluding, the next succeeding Series B Interest Reset Date, the date of maturity or the date of redemption, as the case may be, at a rate per annum equal to the Five-Year U.S. Treasury Rate as of the most recent Series B Interest Reset Determination Date plus a spread of    %, to be reset on each Series B Interest Reset Date; provided, that the interest rate will not reset below    %. Subject to the Company’s right to defer interest payments as described herein, interest on the Series B Notes will be payable in arrears in equal semi-annual instalments (except the first interest payment) on       and       of each year, commencing on       , 2026, to holders of record on       and       , respectively.
Principal and interest on the Series B Notes will be payable in lawful money of the United States. The issuance date for the Series B Notes will be on or about       , 2025.
On the date of maturity, the Company will repay the indebtedness represented by the Series B Notes in an amount equal to the principal amount of the outstanding Series B Notes plus any accrued and unpaid interest thereon. Interest will be computed on the basis of a 360-day year of twelve 30-day months. The yearly rate of interest to which interest is calculated under the Series B Notes for any period in any calendar year (the “calculation period”) is equivalent to the rate payable under the Series B Notes in respect of the calculation period multiplied by a fraction the numerator of which is the actual number of days in such calendar year and the denominator of which is the actual number of days in the calculation period, and is disclosed herein solely for the purpose of providing the disclosure required by the Interest Act (Canada) and without affecting the interest payable on the Series B Notes.
Unless the Company has elected to redeem all of the outstanding Series B Notes as of the Series B First Reset Date, the Company will appoint a calculation agent (the “Series B Calculation Agent”) in respect of the Series B Notes on or prior to the Series B Interest Reset Determination Date in respect of the Series B First Reset Date. The Company or any of its affiliates may assume the duties of the Series B Calculation Agent. The applicable interest rate for each Series B Interest Reset Period will be determined by the Series B Calculation Agent as of the applicable Series B Interest Reset Determination Date. Promptly upon such determination, the Series B Calculation Agent, if other than the Company or its affiliates, will notify the Company of the applicable interest rate for the relevant Series B Interest Reset Date. The Company will promptly notify the

U.S. Trustee, if other than the Series B Calculation Agent, of such interest rate. The Series B Calculation Agent’s determination of any interest rate and its calculation of the amount of interest for any Series B Interest Reset Period beginning on or after the Series B First Reset Date will be conclusive and binding absent manifest error, may be made in the Series B Calculation Agent’s sole discretion and, notwithstanding anything to the contrary in the documentation relating to the Series B Notes, will become effective without consent from any other person or entity. Such determination of any interest rate and calculation of the amount of interest will be on file at the Company’s principal offices and will be made available to any holder of Notes upon request.
If a Series B Interest Payment Date falls on a day that is not a Business Day, the Series B Interest Payment Date will be postponed to the next succeeding Business Day, and no further interest will accrue in respect of such postponement. In addition, if the date of maturity or the date of redemption for the Series B Notes falls on a day that is not a Business Day, the payment of any amounts owing in respect of the Series B Notes will be made on the next succeeding Business Day and no interest on such payment will accrue for the period from and after the date of maturity or the date of redemption, as applicable.
The Series B Notes will be issued only in fully registered form, without coupons, in denominations of U.S. $2,000 of principal amount and any integral multiple of U.S.$1,000 in excess thereof.
The Company or Series B Calculation Agent will be responsible for making all calculations called for under the U.S. Indenture or the Series B Notes, including but not limited to determination of redemption price, premium, if any, and any additional amounts or other amounts payable on the Series B Notes. The Trustees, the paying agent, and the registrar shall have no liability or responsibility for any calculations or any information in connection with such calculations. The Company or Series B Calculation Agent will make all such calculations in good faith and, absent manifest error, its calculations will be final and binding on holders of the Notes. The Company will provide a schedule of its calculations to the Trustees and the Trustees are entitled to rely conclusively upon the accuracy of such calculations without independent verification. The Company will deliver a copy of such schedule to any holder of Notes upon the written request of such holder of Notes.
Certain Definitions
“Business Day” means a day other than a Saturday, Sunday or other day on which banking institutions in the Province of Ontario or the City of New York, New York are authorized or required by law or executive order to close.
“Five-Year U.S. Treasury Rate” means, as of any Interest Reset Determination Date, as applicable, (1) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published H.15 (as defined below), for the U.S. Treasury security with a maturity of five years from the next Interest Reset Date and trading in the public securities market or (2) if there is no such published U.S. Treasury security with a maturity of five years from the next Interest Reset Date and trading in the public securities market, the rate will be determined by the Calculation Agent by interpolation or extrapolation on a straight line basis between the most recent weekly average yield to maturity for two series of U.S. Treasury securities trading in the public securities market, (A) one maturing as close as possible to, but earlier than, the Interest Reset Date following the next succeeding Interest Reset Determination Date, and (B) the other maturing as close as possible to, but later than, the Interest Reset Date following the next succeeding Interest Reset Determination Date, in each case as published in the most recently published H.15.
If the H.15 is no longer published or the Five-Year U.S. Treasury Rate cannot be determined pursuant to the methods described in clauses (1) or (2) above, then the Five-Year U.S. Treasury Rate will be the Five-Year U.S. Treasury Rate in effect for the prior Interest Reset Period, or, in the case of each of the Series A First Reset Date and the Series B First Reset Date,    %.
“H.15” means the daily statistical release designated as such, or any successor publication as determined by the Calculation Agent in its sole discretion, published by the Board of Governors of the United States Federal Reserve System, and “most recently published H.15” means the H.15 published closest in time but prior to the close of business on the applicable Interest Reset Determination Date.
“Series A Interest Reset Date” means the Series A First Reset Date and each date falling on the five-year anniversary of the preceding Series A Interest Reset Date.

“Series A Interest Reset Determination Date” means, for any Series A Interest Reset Period, the day falling two Business Days prior to the applicable Series A Interest Reset Date.
“Series A Interest Reset Period” means the period from, and including, the Series A First Reset Date to, but excluding, the next succeeding Series A Interest Reset Date, and thereafter each period from, and including, each Series A Interest Reset Date to, but excluding, the next succeeding Series A Interest Reset Date, the date of maturity, or the date of redemption, as the case may be.
“Series B Interest Reset Date” means the Series B First Reset Date and each date falling on the five-year anniversary of the preceding Series B Interest Reset Date.
“Series B Interest Reset Determination Date” means, for any Series B Interest Reset Period, the day falling two Business Days prior to the applicable Series B Interest Reset Date.
“Series B Interest Reset Period” means the period from, and including, the Series B First Reset Date to, but excluding, the next succeeding Series B Interest Reset Date, and thereafter each period from, and including, each Series B Interest Reset Date to, but excluding, the next succeeding Series B Interest Reset Date, the date of maturity, or the date of redemption, as the case may be.
Deferral Right
So long as no event of default has occurred and is continuing under the applicable U.S. Indenture, the Company may elect, at its sole option, on any date other than a Series A Interest Payment Date or Series B Interest Payment Date, as applicable, to defer the interest payable on either or both series of Notes on one or more occasions for up to five consecutive years (each, a “Deferral Period”). There is no limit on the number of Deferral Periods that may occur. Any such deferral will not constitute an event of default or any other breach under the applicable U.S. Indenture. Deferred interest will accrue, compounding on each subsequent Series A Interest Payment Date or Series B Interest Payment Date, as applicable, until paid, to the extent permitted by law. A Deferral Period terminates on any Series A Interest Payment Date or Series B Interest Payment Date, as applicable, where the Company pays all accrued and unpaid interest on such date. No Deferral Period may extend beyond the date of maturity or redemption (with respect to the Notes redeemed) and, for greater certainty, all accrued and unpaid interest (including any deferred interest) shall be due and payable on the date of maturity or the date of redemption (with respect to the Notes redeemed), as applicable. The Company will give the holders of each series of Notes written notice of its election to commence or continue a Deferral Period at least 10 and not more than 60 days before the next Series A Interest Payment Date or Series B Interest Payment Date, as applicable.
Dividend Stopper Undertaking
Unless the Company has paid all accrued and payable interest on the Series A Notes and the Series B Notes (including interest, if any, whose payment was deferred pursuant to the Company’s deferral right described above), as applicable, the Company will not:
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declare any dividends on the Dividend Restricted Shares (other than stock dividends on Dividend Restricted Shares) or pay any interest on any Parity Indebtedness;

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redeem, purchase, or otherwise retire for value any Dividend Restricted Shares or Parity Indebtedness (unless such redemption, purchase or retirement for value is a Permitted Purchase); or

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make any payment to holders of any of the Dividend Restricted Shares or any of the Parity Indebtedness in respect of dividends not declared or paid on such Dividend Restricted Shares or interest not paid on such Parity Indebtedness, respectively (the foregoing referred to as the “Dividend Stopper Undertaking”).

“Common Shares” means the common shares in the capital of the Company.
“Dividend Restricted Shares” means the Common Shares and any preferred shares in the capital of the Company.
“Parity Indebtedness” means any class or series of the Company’s debt securities or any other indebtedness of the Company for borrowed money currently outstanding or hereafter created which ranks on a parity with the Notes as to distributions upon liquidation, dissolution or winding-up.

“Permitted Purchase” means a redemption, purchase or other retirement for value of any Dividend Restricted Shares or Parity Indebtedness (i) pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching to any series of Dividend Restricted Shares or (ii) with respect to Dividend Restricted Shares, (a) out of the net cash proceeds of a substantially concurrent issuance and sale of, or made in exchange for (including by using), Dividend Restricted Shares or a substantially concurrent net cash capital contribution received by the Company (other than from a subsidiary of the Company), (b) deemed to occur upon the exercise or exchange of options, warrants or other convertible or exchangeable securities, to the extent such Dividend Restricted Shares represent all or a portion of the exercise, conversion or exchange price thereof, together with any withholding to pay for the taxes payable in connection therewith or (c) cash payments in lieu of issuing fractional shares in connection with share dividends, splits or business combinations or the exercise of warrants, options or other securities convertible into or exchangeable for Dividend Restricted Shares of the Company.
It is in the Company’s interest to ensure that interest on the Notes of each series is timely paid so as to avoid triggering the Dividend Stopper Undertaking.
Optional Redemption
Series A Notes
The Company may, at its option, redeem the Series A Notes in whole or at any time in part from time to time by giving prior notice of not less than 10 days nor more than 60 days to the holders of the Series A Notes, (i) on any day in the period commencing on and including the date that is 90 days prior to the Series A First Reset Date and ending on and including the Series A First Reset Date, and (ii) after the Series A First Reset Date, on any Series A Interest Payment Date, in each case, at a redemption price equal to 100% of the principal amount of the Series A Notes redeemed together with accrued and unpaid interest (including deferred interest, if any) thereon to, but excluding, the date of redemption. The Company shall provide notice of any redemption to the Trustees at least five (5) Business Days (unless a shorter period is acceptable to the Trustees) prior to when such notice is due to holders of Notes.
At the Company’s discretion, any redemption of the Series A Notes (including any redemption pursuant to a Tax Event or Rating Event) may be subject to one or more conditions precedent, including completion of any equity or other securities offering, an incurrence of indebtedness or other financing, or any other corporate transaction or event. Notice of any redemption in respect thereof may, at the Company’s discretion, be given prior to the completion of one or more of the transactions or events upon which the redemption is conditioned and such redemption may be partial as a result of only some of the conditions being satisfied. If such redemption is subject to the satisfaction of one or more conditions precedent, the related notice must describe each such condition, and if applicable, state that, in the Company’s discretion, such redemption may not occur and such notice may be rescinded in the event that any or all such conditions shall not have been satisfied or waived by the applicable date of redemption.
In the case of a partial redemption, selection of the Series A Notes to be redeemed will be made, in the case of Global Notes (as defined herein), in accordance with the applicable procedures of DTC (as defined herein) or, in the case of Series A Notes in certificated form, on a pro rata basis or by lot. If the Series A Notes are to be redeemed in part, the notice of redemption relating thereto shall state the portion of the principal amount thereof to be redeemed; provided that no Series A Note in an aggregate principal amount of U.S.$2,000 or less shall be redeemed in part. A replacement Series A Note of the applicable series in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder of such Notes thereof upon cancellation of the original Series A Note.
Series B Notes
The Company may, at its option, redeem the Series B Notes in whole or at any time in part from time to time by giving prior notice of not less than 10 days nor more than 60 days to the holders of the Series B Notes, (i) on any day in the period commencing on and including the date that is 90 days prior to the Series B First Reset Date and ending on and including the Series B First Reset Date, and (ii) after the Series B First Reset Date, on any Series B Interest Payment Date, in each case, at a redemption price equal to 100% of the principal amount of the Series B Notes redeemed together with accrued and unpaid interest (including deferred interest, if any) thereon to, but excluding, the date of redemption. The Company shall provide notice of any redemption to the Trustees at least five (5) Business Days (unless a shorter period is acceptable to the Trustees) prior to when such notice is due to holders of Notes.
At the Company’s discretion, any redemption of the Series B Notes (including any redemption pursuant to a Tax Event or Rating Event) may be subject to one or more conditions precedent, including completion of any equity or other securities offering, an incurrence of indebtedness or other financing, or any other corporate transaction or event. Notice of any redemption in respect thereof may, at the Company’s discretion, be given prior to the completion of one or more of the transactions or events upon which the redemption is conditioned and such redemption may be partial as a result of only some of the conditions being satisfied. If such redemption is subject to the satisfaction of one or more conditions precedent, the related notice must describe each such condition, and if applicable, state that, in the Company’s discretion, such redemption may not occur and such notice may be rescinded in the event that any or all such conditions shall not have been satisfied or waived by the applicable date of redemption.
In the case of a partial redemption, selection of the Series B Notes to be redeemed will be made, in the case of Global Notes, in accordance with the applicable procedures of DTC or, in the case of Series B Notes in certificated form, on a pro rata basis or by lot. If the Series B Notes are to be redeemed in part, the notice of redemption relating thereto shall state the portion of the principal amount thereof to be redeemed; provided that no Series B Note in an aggregate principal amount of U.S.$2,000 or less shall be redeemed in part. A replacement Series B Note of the applicable series in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder of such Notes thereof upon cancellation of the original Series B Note.
Intent Based Replacement Disclosure
In the event that the Company redeems or purchases Notes of any series, the Company intends (without thereby assuming a legal obligation) to do so only to the extent the aggregate redemption or purchase price is equal to or less than the net proceeds, if any, received by the Company from new issuances during the period commencing on the 365th or 366th calendar day, depending upon the actual number of days in the applicable year, prior to the date of such redemption or purchase of securities which are assigned by a Specified Rating Agency (as defined below) at the time of sale or issuance, an aggregate equity credit that is equal to or greater than the equity credit assigned to the Notes of the applicable series to be redeemed or purchased (but taking into account any changes in hybrid capital methodology or other relevant methodology or the interpretation thereof since the issuance of the Notes of the applicable series), unless the Notes of the applicable series are redeemed pursuant to a Tax Event or a Rating Event.
Redemption on Tax Event or Rating Event
At any time within 90 days following the occurrence of a Tax Event with respect to the Notes of any series, the Company may, at its option, on giving not more than 60 days’ nor less than 10 days’ prior notice to the holders of Notes of that series, redeem all (but not less than all) of the Notes of that series at a redemption price equal to 100% of the principal amount thereof, together with accrued and unpaid interest (including deferred interest, if any) thereon to, but excluding, the date of redemption. The Company shall provide notice of any redemption to the Trustees at least five (5) Business Days (unless a shorter period is acceptable to the Trustees) prior to when such notice is due to holders of Notes.
At any time within 90 days following the occurrence of a Rating Event with respect to the Notes of any series, the Company may, at its option, on giving not more than 60 days’ nor less than 10 days’ prior notice to the holders of Notes of that series, redeem all (but not less than all) of the Notes of that series at a redemption price equal to 102% of the principal amount thereof, together with accrued and unpaid interest (including deferred interest, if any) thereon to, but excluding, the date of redemption.
For the avoidance of doubt, (i) if there is a Tax Event or a Rating Event on or after the date that is 90 days prior to the Series A First Reset Date, the Company may, at its option, redeem the Series A Notes in accordance with its optional redemption right rather than redeem the Series A Notes by way of the Tax Event or Rating Event redemption right, as applicable, and (ii) if there is a Tax Event or a Rating Event on or after the date that is 90 days prior to the Series B First Reset Date, the Company may, at its option, redeem the

Series B Notes in accordance with its optional redemption right rather than redeem the Series B Notes by way of the Tax Event or Rating Event redemption right, as applicable. See “— Optional Redemption” above.
A “Tax Event” means, with respect to the Notes of any series, the Company has received an opinion of counsel of a law firm that is nationally recognized in Canada or the U.S. and experienced in such matters (who may be counsel to the Company) to the effect that, as a result of (i) any amendment to, clarification of, or change (including any announced prospective amendment, clarification or change) in the laws, or any regulations or rulings thereunder, or any application or interpretation thereof, of Canada or the U.S. or any political subdivision or authority or agency thereof or therein having power to tax or any applicable tax treaty, (ii) any judicial decision, administrative pronouncement, guidance, published or private ruling, regulatory procedure, rule, notice, announcement, assessment or reassessment (including any notice or announcement of intent to adopt or issue such decision, pronouncement, ruling, procedure, rule, notice, announcement, assessment or reassessment) (collectively, an “Administrative Action”), or (iii) any amendment to, clarification of, or change in, the official position with respect to or the interpretation of any Administrative Action or any interpretation or pronouncement that provides for a position with respect to an Administrative Action that differs from the theretofore generally accepted position, in each of case (i), (ii) or (iii), by any legislative body, court, governmental authority or agency, regulatory body or taxing authority irrespective of the manner in which such amendment, clarification, change, Administrative Action, interpretation or pronouncement is made known, which amendment, clarification, change or Administrative Action is effective or which interpretation, pronouncement or Administrative Action is announced on or after the date of issuance of the Notes of that series, there is a more than insubstantial risk (assuming any proposed or announced amendment, clarification, change, interpretation, pronouncement or Administrative Action is effective and applicable) that the Company (A) is, or may be subject to more than a de minimis amount of additional taxes, duties or other governmental changes or civil liabilities because the treatment of any of its items of income, taxable income, expense, taxable capital or taxable paid-up capital with respect to the Notes of that series (including the treatment or deductibility by the Company of interest on the Notes of that series), as or as would be reflected in any tax return or form filed, to be filed, or that otherwise would have been filed, will not be respected by a taxing authority or (B) is, or may be, obligated to pay, on the next Interest Payment Date for the Notes of that series, Additional Amounts (as defined below) with respect to any Notes of that series as described under “— Additional Amounts” below.
A “Rating Event” means, with respect to the Notes of any series, any Specified Rating Agency amends, clarifies or changes the methodology or criteria it uses to assign equity credit to securities such as the Notes of that series, which amendment, clarification or change results in (i) the shortening of the length of time the Notes of that series are assigned a particular level of equity credit by that Specified Rating Agency as compared to the length of time they would have been assigned that level of equity credit by that Specified Rating Agency or its predecessor on the date of issuance, or (ii) the lowering of the equity credit assigned to the Notes of that series by that Specified Rating Agency compared to the equity credit assigned by that Specified Rating Agency or its predecessor on the date of issuance. “Specified Rating Agency” shall mean any of Moody’s Investors Service, Inc. (“Moody’s”), S&P Global Ratings, a division of S&P Global Inc. (“S&P”), or DBRS Limited (“DBRS”), or any other “nationally recognized statistical rating organization” within the meaning of Section 3(a)(62) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable, that then publishes a rating for the Company and, in each case, their respective successors.
Additional Amounts
All payments made by the Company under or with respect to the Notes will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or therein or by any authority or agency thereof or therein having power to tax (collectively, “Taxes”) unless the Company is required to withhold or deduct Taxes by law or by the interpretation or administration thereof by the relevant government authority or agency. If the Company is so required to withhold or deduct any amount for or on account of Taxes from any payment made under or with respect to any Notes, the Company will pay such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each applicable holder or beneficial owner of Notes after such withholding or deduction (including any withholding or deduction in respect of such Additional Amounts)

will not be less than the amount the applicable holder or beneficial owner would have received if such Taxes had not been withheld or deducted; provided that no Additional Amounts will be payable with respect to:
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any payment to a holder or beneficial owner of Notes who is liable for such Taxes in respect of such Notes (i) by reason of such holder of Notes or beneficial owner being a person with whom the Company is not dealing at arm’s length for the purposes of the Income Tax Act (Canada) (the “Tax Act”); or (ii) by reason of the existence of any present or former connection between such holder of Notes or beneficial owner (or between a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of power over, such holder of Notes or beneficial owner, if such holder of Notes or beneficial owner is an estate, trust, partnership, limited liability company or corporation) and Canada or any province or territory thereof or therein or agency thereof or therein other than the mere acquisition, holding, use or ownership or deemed holding, use or ownership, or receiving payments or enforcing any rights in respect of such Notes as a non-resident or deemed non-resident of Canada or any province or territory thereof or therein or agency thereof or therein;

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any payment to a holder or beneficial owner of Notes in respect of whom such Tax is required to be withheld or deducted by reason of the holder or beneficial owner being a person (i) who is, or does not deal at arm’s length with any person who is, a “specified shareholder” (as defined in subsection 18(5) of the Tax Act) of the Company; or (ii) who is an entity in respect of which the Company is a “specified entity” (as defined in subsection 18.4(1) of the Tax Act);

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any Note presented for payment more than 30 days after the later of (i) the date on which such payment first becomes due; or (ii) if the full amount of the monies payable has not been paid to the holders of Notes on or prior to such date, the date on which the full amount of such monies has been paid to the holders of Notes, except to the extent that the holder thereof would have been entitled to such Additional Amounts on presenting the same for payment on the last day of such period of 30 days;

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any estate, inheritance, gift, sales, transfer, excise or personal property tax or any similar tax;

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any Taxes imposed as a result of the failure of a holder or beneficial owner of Notes to comply with certification, identification, declaration or similar reporting requirements concerning the nationality, residence, identity or connection with Canada or any province or territory thereof or therein or agency thereof or therein of the holder or beneficial owner of such Note, if such compliance is required by statute, regulation, or administrative practice, as a precondition to the reduction of, or exemption from, such Taxes;

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any Taxes which are payable otherwise than by withholding or deduction from any payment made under or with respect to the Notes; or

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any combination of the above items,

nor will such Additional Amounts be paid with respect to any payment on any Note to a holder or beneficial owner of Notes who is a fiduciary or partnership or other than the sole beneficial owner of such Note to the extent that a beneficiary or settlor with respect to such fiduciary, or a member of such partnership or a beneficial owner thereof would not have been entitled to receive a payment of such Additional Amounts had such beneficiary, settlor, member or beneficial owner received directly its beneficial or distributive share of such payment.
Where Tax is payable pursuant to Section 803 of the Income Tax Regulations by a holder or beneficial owner of Notes in respect of any amount payable under the Notes to the holder of Notes (other than by reason of a transfer of the Notes to a person resident in Canada with whom the transferor does not deal at arm’s length for the purposes of the Tax Act), but no Additional Amount is paid in respect of such Tax, the Company will pay to the holder of Notes an amount equal to such Tax within 45 days after receiving from the holder of Notes a notice containing reasonable particulars of the Tax so payable, provided such holder or beneficial owner of Notes would have been entitled to receive Additional Amounts on account of such Tax but for the fact that it is payable otherwise than by deduction or withholding from payments made under or with respect to the Notes.
Whenever in the U.S. Trust Indenture or in any Note there is mention, in any context, of the payment of principal of, or premium, interest or any other amount on any Note, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.
The obligation to pay Additional Amounts will survive any termination or discharge of the U.S. Trust Indenture or the redemption, repayment or purchase of the Notes.
Subordination
The Notes of each series will be direct unsecured subordinated obligations of the Company. The payment of principal, premium (if any), and interest on the Notes of each series, to the extent provided in the U.S. Indentures, will be subordinated in right of payment to the prior payment in full of all present and future Senior Indebtedness, will be structurally subordinated to all indebtedness and obligations of the Company’s subsidiaries and will rank equally with any present and future Parity Indebtedness.
In the event (i) of any insolvency or bankruptcy proceedings or any receivership, liquidation, reorganization or other similar proceedings in respect of the Company or a substantial part of its property, or of any proceedings for liquidation, dissolution or other winding-up of the Company, whether or not involving insolvency or bankruptcy, or (ii) subject to the subordination provisions in the applicable U.S. Indenture, that (a) a default shall have occurred with respect to the payment of principal of or interest on or other monetary amounts due and payable on any Senior Indebtedness (without giving effect to any cure period with respect thereto), or (b) there shall have occurred an event of default (other than a default in the payment of principal or interest or other monetary amounts due and payable) in respect of any Senior Indebtedness, as defined therein or in the instrument under which the same is outstanding, permitting the holder or holders thereof to accelerate the maturity thereof (with notice or lapse of time, or both), and such event of default shall have continued beyond the period of grace, if any, in respect thereof, and, in the cases of (a) and (b) of this (i) such default or event of default shall not have been cured or waived or shall not have ceased to exist, or (iii) that the principal of Notes of any series shall have been declared due and payable pursuant to the applicable U.S. Indenture and such declaration shall not have been rescinded and annulled as provided therein, then, among other things, the holders of all Senior Indebtedness shall first be entitled to receive payment of the full amount due thereon, or provision shall be made for such payment in money or money’s worth, before the holders of such series of Notes are entitled to receive a payment on account of the principal of or interest or premium (if any) on, the indebtedness evidenced by such series of Notes, including, without limitation, any payments made pursuant to any redemption or purchase for cancellation. As of the date of this prospectus supplement, all short-term borrowings and long-term debt of the Company set forth in the “Consolidated Capitalization” section of this prospectus supplement constitute Senior Indebtedness. For the avoidance of doubt, the Trustees shall have no fiduciary duty to any holder of Senior Indebtedness. Unless the holders of Senior Indebtedness notify the Trustees in writing at least three (3) Business Days prior to any payment date under the U.S. Indenture and Notes, the Trustees shall have the full power and authority to receive such funds and apply the same to the purpose for which they were received. No amounts owed to the Trustees under the U.S. Indenture shall be classified or treated as Subordinated Indebtedness.
“Senior Indebtedness” means all present and future indebtedness, liabilities and other obligations (other than Subordinated Indebtedness) of, or guaranteed or assumed by, the Company for borrowed money or evidenced by bonds, debentures or notes or obligations of the Company for or in respect of bankers’ acceptances (including the face amount thereof), letters of credit and letters of guarantee (including all reimbursement obligations in respect of each of the foregoing) or other similar instruments, and amendments, renewals, extensions, modifications and refunding of any such indebtedness, liabilities or other obligations including, without limitation, the senior notes issued by the Company.
“Subordinated Indebtedness” means the Series A Notes, the Series B Notes or any other obligations that are, pursuant to the terms of the instrument or agreement creating or evidencing those obligations, expressly designated as being (i) subordinate in right of payment to Senior Indebtedness or (ii) pari passu with, or subordinate to, the Series A Notes or the Series B Notes in right of payment.
Events of Default
An event of default in respect of the Notes of any series will occur only if the Company defaults on the payment of (i) principal or premium (if any) on the date of maturity or the redemption price when due,

(ii) interest when due and payable and continuance of such default for a period of 30 days (subject to the Company’s right, at its sole option, to defer interest payments, as described under “Description of the Notes — Deferral Right”), or (iii) in the event of any insolvency or bankruptcy proceedings or any receivership, liquidation, reorganization or other similar proceedings in respect of the Company or a substantial part of its property, or of any proceedings for liquidation, dissolution or other winding-up of the Company. There will be no right of acceleration in the case of a default in the performance of any other covenant of the Company in the U.S. Indentures, although a legal action could be brought to enforce such covenant. For the avoidance of doubt, the events of default stated in this section shall be the only events of default applicable to the Notes of any series.
If an event of default has occurred and is continuing, then the Company shall be deemed to be in default under the U.S. Indentures and each series of Notes and the U.S. Trustee may, in its discretion and shall upon the request of holders of not less than 25% of the principal amount of Notes of each series then outstanding under the applicable U.S. Indenture, declare such Notes of that series to be immediately due and payable, and upon such declaration the aggregate unpaid principal amount of such Notes of that series, together with all accrued and unpaid interest up to (but excluding) such date and any other amounts owing with respect thereto, shall immediately become due and payable. If an event of default specified in clause (iii) above has occurred and is continuing, then the principal amount of the Notes of the applicable series then outstanding will become immediately due and payable without any declaration or other act on the part of the U.S. Trustee or any holder of the Notes of such series.
Limitation of Certain Covenant Protections
The trust indentures for the Company’s outstanding senior unsecured notes contain certain provisions that place restrictions on the Company or a Restricted Subsidiary (as defined therein), including restrictions from: (i) creating or assuming any Lien (as defined therein) (other than Permitted Liens (as defined therein)) upon any present or future principal property of the Company or any property which, together with any other property subject to Liens (other than Permitted Liens) in the same transaction or series of related transactions, would in the aggregate constitute principal property of the Company or any Restricted Subsidiary, to secure Indebtedness of the Company or a Restricted Subsidiary, (ii) entering into any Sale and Lease-Back Transactions (as defined therein) subject to the exceptions set out in such trust indentures, or (iii) permitting any Restricted Subsidiary from incurring Restricted Indebtedness (as defined therein). These trust indentures also contain limitations on the ability of such subsidiaries to incur Indebtedness. Further information regarding the restrictions noted above can be found in the short form base shelf prospectus.
Pursuant to the Subordinated Supplemental Indentures, holders of Notes do not have the benefit of such restrictions and virtually all of the covenants contained in the trust indentures for the outstanding senior unsecured notes of the Company do not apply to the Notes. As a result, the Company is not restricted by the terms of the U.S. Indentures governing each series of Notes from, among other things, (i) creating or assuming Liens to secure Indebtedness of the Company or a Restricted Subsidiary that are not secured equally and ratably with (or prior to) other Indebtedness, (ii) entering into Sale and Lease-Back Transactions, or (iii) the Restricted Subsidiaries incurring Restricted Indebtedness. For greater certainty, the covenants described below are contained in the Subordinated Supplemental Indentures and apply to each series of Notes.
General Covenants
Subject to the specific terms of the Notes, the Company has covenanted and agreed with the Trustees for the benefit of the Trustees and the holders of Notes as follows:
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the Company will duly and punctually pay or cause to be paid when due to every holder of Notes the principal of, and premium, interest (subject to the Company’s right to defer interest as described under “Description of the Notes — Deferral Right”) and other amounts on, each series of Notes; and

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the Company and each Restricted Subsidiary will preserve and maintain its existence (except as permitted by Article 8 of the U.S. Trust Indenture), and shall also maintain its qualifications in each jurisdiction to carry on its business except to the extent that failure to maintain such qualifications would not be reasonably expected to have a material adverse effect with respect to each series of Notes.

Additional Covenants
The Subordinated Supplemental Indentures also contain certain other customary covenants by the Company with respect the delivery of compliance certificates, provision of financial statements, and the payment of the Trustee’s reasonable remuneration.
Purchase of Notes
The Company may, at any time and from time to time, purchase Notes of any series in the secondary market (which may include purchases from or through an investment dealer or a firm holding membership on a recognized stock exchange) or by tender or private contract, at any price, subject to applicable law.
Defeasance
The provisions described under “Description of Debt Securities — Defeasance — Defeasance of Certain Obligations Under the U.S. Trust Indenture” in the short form base shelf prospectus are applicable to the Notes of each series, including the condition that the Company will deliver to the Trustees an opinion of counsel to the effect that the applicable holders of such series of Notes will not recognize income, gain or loss for Canadian or United States federal income tax purposes as a result of such defeasance and will be subject to Canadian and United States federal income tax on the same basis as if such defeasance had not occurred.
Book-Entry System
The DTC, New York, New York, will act as securities depository for the Notes of each series. The Notes of each series will be issued as fully-registered securities registered in the name of Cede & Co. (DTC’s partnership nominee) or such other name as may be requested by an authorized representative of DTC. Fully-registered global notes (hereinafter referred to as the “Global Notes”) will be issued for the Notes of each series, in the aggregate principal amount of such issue, and will be deposited with DTC.
DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC also facilitates the post-trade settlement among direct participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between direct participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, LLC and the Financial Industry Regulatory Authority, Inc. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The DTC Rules applicable to its Participants are on file with the SEC.
Purchases of Notes under the DTC system must be made by or through direct participants, which will receive a credit for the Notes on DTC’s records. The ownership interest of each actual purchaser of each Note (“beneficial owner”) is in turn to be recorded on the direct and indirect participants’ records. Beneficial owners will not receive written confirmation from DTC of their purchase. Beneficial owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participant through which the beneficial owner entered into the transaction. Transfers of ownership interests in the Global Notes are to be accomplished by entries made on the books of direct and indirect participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in the Global Notes, except in the event that use of the book-entry system for the Notes is discontinued.
The deposit of the Global Notes with DTC and their registration in the name of Cede & Co. do not effect any change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the Global

Notes; DTC’s records reflect only the identity of the direct participants to whose accounts such securities are credited, which may or may not be the beneficial owners. The direct and indirect participants will remain responsible for keeping account of their holdings on behalf of their customers.
Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.
None of DTC, Cede & Co., or any other DTC nominee will consent or vote with respect to the Global Notes unless authorized by a direct participant in accordance with DTC’s procedures. Under its usual procedures, DTC mails an omnibus proxy to the Company as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts the securities are credited on the record date. These participants are identified in a listing attached to the omnibus proxy.
The Company will send any redemption notices to DTC. If less than all of the Notes are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each direct participant in the issue to be redeemed.
A beneficial owner must give any required notice of its election to have its Notes repurchased through the participant through which it holds its beneficial interest in the Global Notes to the applicable trustee or tender agent. The beneficial owner shall effect delivery of its Notes by causing the direct participant to transfer its interest in the securities on DTC’s records. The requirement for physical delivery of Notes in connection with an optional tender or a mandatory purchase will be deemed satisfied when the ownership rights in the securities are transferred by the direct participant on DTC’s records and followed by a book-entry credit of tendered Notes to the applicable trustee or agent’s DTC account.
The information in this section concerning DTC and DTC’s system has been obtained from sources that the Company believes to be reliable, but is subject to any changes to the arrangement between the Company and DTC and any changes to these procedures that may be instituted unilaterally by DTC.
The Trustees, registrar and transfer agent shall have no obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer or exchange imposed under the U.S. Indentures or under applicable law with respect to any transfer or exchange of any interest in any Note (including any transfers between or among participants or other beneficial owners of interests in any Global Note) other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by the terms of, the U.S. Indentures, and to examine the same to determine substantial compliance as to form with the express requirements thereof.
Certificated Notes
DTC may discontinue providing its services as depository with respect to the Notes of a series at any time by giving reasonable notice to the Company and the Trustees. Under these circumstances, and in the event that a successor depository is not appointed, Notes in certificated form are required to be printed and delivered. The Company may decide to discontinue use of the system of book-entry transfers through DTC (or a successor depository). In that event, Notes in certificated form will be printed and delivered. If at any time DTC ceases to be registered or in good standing under the Exchange Act and a successor depository is not appointed by the Company within 90 days, the Company determines that the Notes shall no longer be represented by a Global Note or Global Notes or the Trustees have received a request from a beneficial holder of outstanding Notes to issue Notes in certificated form to such holder, the Company will issue individual Notes in certificated form in exchange for the Global Notes.
Payments
Principal, premium, if any, and interest payments on the Global Notes will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit direct participants’ accounts upon DTC’s receipt of funds and corresponding detail information from the Company, on the applicable payment date in accordance with their respective holdings shown on DTC’s records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with Notes held for the accounts of customers in bearer form or registered in “street name”. These payments will be the responsibility of these participants and not of DTC or its nominee, the Company, the Trustees, or any other agent or party, subject to any statutory or regulatory requirements that may be in effect from time to time. Payment of principal and interest to Cede & Co., or any other nominee as may be requested by an authorized representative of DTC, is the Company’s responsibility. Disbursement of the payments to direct participants is the responsibility of DTC, and disbursement of the payments to the beneficial owners is the responsibility of the direct or indirect participants.
The U.S. Trustee will act, pursuant to the U.S. Indenture, as the registrar and paying agent. Payment of principal at maturity will be made at the corporate trust office of the U.S. Trustee (or in such other office as may from time to time be designated by the Company) against surrender of the Notes of the particular series.
Governing Law
Each of the U.S. Indentures and the Notes are governed by, and construed in accordance with, the laws of the State of New York.
Enforceability of Judgments
The Company is incorporated under and governed by the laws of British Columbia, Canada. A substantial portion of the Company’s assets are located outside the United States and some or all of the directors and officers and some or all of the experts named herein are residents of Canada. As a result, it may be difficult for investors to effect service within the United States upon the Company and upon those directors, officers and experts, or to realize in the United States upon judgments of courts of the United States predicated upon the Company’s civil liability and the civil liability of the Company’s directors, officers or experts. The Company has also been advised by Norton Rose Fulbright Canada LLP that there is some doubt as to the enforceability in Canada by a court in original actions, or in actions to enforce judgments of United States courts, of liabilities predicated upon United States federal securities laws.
CERTAIN CANADIAN AND UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
Certain Canadian Federal Income Tax Considerations
In the opinion of Norton Rose Fulbright Canada LLP, counsel to the Company, and Osler, Hoskin & Harcourt LLP, counsel to the Agents, the following is a general summary of the principal Canadian federal income tax considerations generally applicable under the Tax Act to a holder who acquires, as beneficial owner, Notes pursuant to this Offering. This summary is applicable to such a holder who, at all relevant times, for purposes of the application of the Tax Act: (i) is not resident and is not deemed to be resident in Canada; (ii) deals at arm’s length, and is not affiliated with, the Company and any Canadian resident (or deemed Canadian resident) to whom the holder assigns or otherwise transfers the Note; (iii) holds Notes as capital property; (iv) is entitled to receive all payments (including any interest and principal) on the Notes as beneficial owner; (v) is not a “specified non-resident shareholder” of the Company for purposes of the Tax Act or a non-resident person not dealing at arm’s length with a “specified shareholder” (within the meaning of subsection 18(5) of the Tax Act) of the Company; (vi) does not use or hold and is not deemed to use or hold the Notes in or in the course of carrying on a business in Canada; (vii) is not an insurer that carries on an insurance business in Canada and elsewhere; and (viii) is not an “authorized foreign bank” for purposes of the Tax Act (a “Non-Resident Holder”).
This summary does not address the possible application of the hybrid mismatch rules contained in the Tax Act to a Non-Resident Holder (i) that disposes of a Note to an entity resident (or deemed to be resident) in Canada in respect of which the Non-Resident Holder is a “specified entity” (as defined in the Tax Act for purposes of such rules), (ii) that acquires, holds or disposes of a Note under, or in connection with, a “structured arrangement” (as defined in the Tax Act for purposes of such rules), or (iii) in respect of which the Company is a “specified entity”. Such Non-Resident Holders should consult their own tax advisers.
Generally, the Notes will be considered capital property to a Non-Resident Holder provided the Non-Resident Holder does not acquire or hold such Notes in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.
This summary is based on the current provisions of the Tax Act and the regulations thereunder (the “Regulations”) and counsel’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) published in writing prior to the date hereof. This summary also takes into account all specific proposals to amend the Tax Act and Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (collectively, the “Proposed Tax Amendments”) and assumes that all Proposed Tax Amendments will be enacted in the form proposed. No assurances can be given that the Proposed Tax Amendments will be enacted or will be enacted as proposed. Other than the Proposed Tax Amendments, this summary does not take into account or anticipate any changes in law or the administrative policies or assessing practices of the CRA, whether by judicial, legislative, governmental or administrative decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from those discussed herein.
This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder and no representations with respect to the income tax consequences to any particular holder are made. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, prospective investors in Notes should consult their own tax advisors with respect to their own particular circumstances.
Amounts which are, or are deemed to be, interest for purposes of the Tax Act paid or credited by the Company on the Notes to a Non-Resident Holder will not be subject to Canadian non-resident withholding tax and no Canadian non-resident withholding tax will apply to the proceeds received by a Non-Resident Holder on a disposition of a Note, including a redemption, payment on maturity or repurchase.
No other tax on income or gains under the Tax Act will be payable by a Non-Resident Holder on interest, principal or premium on a Note or on the proceeds received by a Non-Resident Holder on the disposition of a Note, including a redemption, payment on maturity or repurchase.
Certain United States Federal Income Tax Considerations
The following is a summary of certain U.S. federal income tax considerations related to the acquisition, ownership and disposition of Notes, but does not purport to be a complete analysis of all potential U.S. federal income tax effects. This summary is limited to consequences relevant to a U.S. Holder (as defined below). In addition, this summary does not address the effects of any U.S. federal tax laws other than U.S. federal income tax laws (such as estate and gift tax laws) or the Medicare tax on net investment income or any state, local or non-U.S. tax laws. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), the final, temporary and proposed U.S. Treasury regulations promulgated thereunder (“Treasury Regulations”), administrative pronouncements and judicial decisions, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. The Company has not requested, and will not request, a ruling from the U.S. Internal Revenue Service (the “IRS”), or an opinion of counsel, with respect to any of the U.S. federal income tax consequences described below. There can be no assurance that the IRS will not take a different position concerning the tax consequences of the acquisition, ownership or disposition of Notes or that any such position would not be sustained by a court.
This discussion does not address all of the U.S. federal income tax consequences that may be relevant to holders subject to special rules, such as banks and other financial institutions, insurance companies, regulated investment companies, real estate investment trusts, individual retirement accounts and other tax-deferred accounts, tax-exempt entities and organizations, dealers in securities or currencies, traders in securities that elect mark-to-market tax accounting for their securities holdings, entities or arrangements that are partnerships or other pass-through entities for U.S. federal income tax purposes and investors in such entities, persons holding the Notes as part of a hedge, straddle, constructive sale, wash sale, or conversion, integrated or similar transaction, a corporation that accumulates earnings to avoid U.S. federal income tax, U.S. Holders that hold the Notes through non-U.S. brokers or other non-U.S. intermediaries, persons that have ceased to be U.S. citizens or long-term residents of the United States (e.g., certain former “green card holders”), persons holding the Notes in connection with a trade or business conducted outside of the United States, persons who file applicable financial statements required to recognize income with respect to a Note when associated revenue is reflected on such financial statements or persons whose functional currency is not the U.S. dollar. In addition, this discussion is limited to U.S. Holders that purchase Notes for cash at original issue and at their “issue price” (i.e., the first price at which a substantial amount of the Notes of a series is sold to the public for cash, excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) and who hold Notes as capital assets within the meaning of Section 1221 of the Code.
For purposes of this discussion, a “U.S. Holder” means a beneficial owner of a Note that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States (which includes a “green card holder”), (ii) a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax without regard to its source or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more “United States persons” within the meaning of Section 7701(a)(30) of the Code have the authority to control all substantial decisions of the trust, or the trust has a valid election in effect to be treated as a domestic trust for U.S. federal income tax purposes.
If an entity or arrangement taxable as a partnership for U.S. federal income tax purposes holds Notes, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Each partnership considering an investment in Notes and partner therein should consult its own tax advisor as to the tax consequences of the acquisition, ownership and disposition of Notes.
THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. ALL PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING, AND DISPOSING OF NOTES, INCLUDING THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.
Characterization of the Notes
The determination of whether a security should be classified as indebtedness or equity for U.S. federal income tax purposes requires a judgment based on all relevant facts and circumstances. There is no statutory, judicial or administrative authority that directly addresses the U.S. federal income tax treatment of securities similar to the Notes. The Company intends to take the position, to the extent required to do so, that the Notes are classified for U.S. federal income tax purposes as indebtedness (although there is no controlling authority directly on point). However, the Company’s characterization of the Notes is not binding on the IRS, and no assurance can be given that the IRS will not assert, or a court would not sustain, a contrary position regarding the characterization of the Notes. If the IRS were to successfully challenge the classification of the Notes as indebtedness, interest payments on the Notes likely would be treated for U.S. federal income tax purposes as distributions with respect to an equity interest. By acquiring an interest in a Note, each beneficial owner of a Note will agree to treat the Notes as indebtedness for U.S. federal income tax purposes unless otherwise required by a change in law after the Notes are issued or the good faith resolution of a tax audit or other tax proceeding, and the remainder of this discussion assumes this treatment. Prospective U.S. Holders should consult their own tax advisors regarding the treatment of the Notes as indebtedness and the tax consequences that will arise if the Notes are not so treated for U.S. federal income tax purposes.
In addition, in certain circumstances (see “Description of the Notes — Optional Redemption,” “Description of the Notes — Additional Amounts” and “Description of the Notes — Redemption on Tax Event or Rating Event”), the Company may be obligated to redeem the Notes prior to maturity or to pay amounts on the Notes that are in excess of stated interest or principal on the Notes. These potential payments may implicate the provisions of the Treasury Regulations relating to “contingent payment debt instruments,” but the Company does not intend to treat the possibility of such contingent payments on the Notes as subjecting the Notes to the contingent payment debt instrument rules. The Company’s determination that the Notes are not subject to the contingent payment debt instrument rules is binding on a U.S. Holder unless such U.S. Holder discloses its contrary position in the manner required by applicable U.S. Treasury regulations. It is possible that the IRS may take a different position, in which case, if such position is sustained, a U.S. Holder might be required to accrue ordinary interest income at a higher rate than the stated interest rate and to treat as ordinary income rather than capital gain any gain recognized on the taxable disposition of Notes. The remainder of this discussion assumes that the Notes will not be treated as contingent payment debt instruments. Prospective U.S. Holders are encouraged to consult their own tax advisors regarding the possible application of the contingent payment debt instrument rules to the Notes.
Stated Interest
The Company has the option under certain circumstances to defer payments of stated interest on the Notes. Under the Treasury Regulations relating to original issue discount (“OID”), a debt instrument is deemed to be issued with OID for U.S. federal income tax purposes if there is more than a “remote” contingency that periodic stated interest payments due on the instrument will not be timely paid. The Company believes the likelihood that the Company exercises such option is remote within the meaning of the Treasury Regulations in part due to the Dividend Stopper Undertaking.
Based on the foregoing, the Company intends to take the position that the likelihood of the exercise of the option to defer payments of stated interest on the Notes should not result in the Notes being issued with OID for U.S. federal income tax purposes. The Company’s determination regarding the remoteness of such exercise is binding on a U.S. Holder, unless such U.S. Holder discloses its contrary position in the manner required by applicable Treasury Regulations. The Company’s determination is not, however, binding on the IRS and no assurance can be given that the IRS will not assert, or a court would not sustain, a contrary position.
If the likelihood of such exercise was determined not to be remote, the Notes would be treated as issued with OID and all stated interest would be treated as OID. In that case, a U.S. Holder would be required to accrue interest income on the Notes on an annual basis under a constant yield accrual method regardless of their regular method of accounting for U.S. federal income tax purposes. The remainder of this discussion assumes that the Notes will not be treated as issued with OID solely as a result of us having the option under certain circumstances to defer payments of stated interest on the Notes. Moreover, it is expected, and assumed for purposes this discussion that, the Notes will be issued with less than a de minimis amount of OID for U.S. federal income tax purposes.
Payments of qualified stated interest on a Note (including any additional amounts paid in respect of withholding taxes and without reduction for any amounts withheld) will be includible in the gross income of a U.S. Holder as ordinary interest income at the time such payments are received or accrued, in accordance with such U.S. Holder’s regular method of accounting for U.S. federal income tax purposes. “Qualified stated interest” generally is stated interest that is “unconditionally payable” in cash or property at least annually during the entire term of a Note either at a single fixed rate or a qualifying variable rate.
Stated interest on a Note and OID, if any, accrued with respect to a Note generally will constitute foreign source income and generally will be considered “passive category income” in computing the foreign tax credit allowable to U.S. Holders under U.S. federal income tax laws.
Any non-U.S. withholding tax paid in respect of a payment of interest to a U.S. Holder on the Notes may be eligible for a foreign tax credit (or a deduction in lieu of such credit) for U.S. federal income tax purposes. However, there are significant complex limitations on a U.S. Holder’s ability to claim such a credit or deduction. U.S. Holders should consult their own tax advisors concerning the foreign tax credit and deductibility implications of any non-U.S. taxes withheld with respect to the Notes generally and in their particular circumstances.
Exercise of Deferral Option
If the Company exercises its option to defer the payment of interest on the Notes, pursuant to certain applicable Treasury Regulations, the Company expects to treat the Notes as if they had been redeemed and reissued solely for OID purposes. Accordingly, all remaining interest payments on the Notes (including interest on deferred interest) could be treated as OID, which a U.S. Holder would be required to accrue and include in taxable income on a constant yield basis over the remaining term of the Notes, without regard to the time interest is actually paid on the Notes and without regard to such U.S. Holder’s regular method of accounting for U.S. federal income tax purposes. The amount of OID income includible in such U.S. Holder’s taxable income would be determined in accordance with applicable Treasury Regulations.

Sale, Exchange, Retirement, Redemption or Other Taxable Disposition of a Note
Upon the sale, exchange, retirement, redemption or other taxable disposition of a Note, a U.S. Holder generally will recognize gain or loss equal to the difference, if any, between (i) the amount realized upon such disposition (other than any amount equal to any accrued but unpaid stated interest (and any additional amounts paid with respect thereto), which, if not previously included in such U.S. Holder’s income, will be taxable as ordinary interest income in accordance with the U.S. Holder’s method of tax accounting as discussed above) and (ii) such U.S. Holder’s adjusted tax basis in the Note.
A U.S. Holder’s adjusted tax basis in a Note will generally equal the amount such U.S. Holder paid for such Note, increased by any OID previously accrued by such U.S. Holder with respect to such Note, decreased (but not below zero) by any payments received by a U.S. Holder other than payments of qualified stated interest with respect to such Note.
Any gain or loss recognized upon the sale, exchange, retirement, redemption or other taxable disposition of a Note generally will be U.S. source capital gain or loss and will be long-term capital gain or loss if the U.S. Holder has held the Note for more than one year at the time of such disposition. Non-corporate U.S. Holders (including individuals) generally are subject to tax on long-term capital gains at reduced rates. The deductibility of capital losses is subject to limitations.
Foreign Financial Assets Reporting
Certain U.S. Holders (including individuals) who hold an interest in “specified foreign financial assets” (as defined in Section 6038D of the Code) with an aggregate value exceeding certain threshold amounts generally are required to report information relating to such assets with their tax returns, subject to certain exceptions. The Notes generally will constitute specified foreign financial assets subject to these reporting requirements, unless Notes are held in accounts maintained by certain financial institutions (in which case the accounts themselves may be reportable if maintained by non-U.S. financial institutions).
Prospective U.S. Holders should consult their own tax advisors regarding application of the foregoing disclosure requirements to their ownership of Notes and the potentially significant penalties for, and other adverse consequences of, non-compliance.
Backup Withholding and Information Reporting
In general, information reporting requirements will apply to payments of principal and interest and any accruals of OID on the Notes and to the proceeds from the sale or other disposition (including a retirement or redemption) of a Note paid to a U.S. Holder that are made within the United States or through certain U.S.-related intermediaries unless such U.S. Holder is an exempt recipient and, when required, provides evidence of such exemption. Backup withholding may apply to such payments, including any payments of accrued OID, if the U.S. Holder fails to provide a taxpayer identification number or a certification that it is not subject to backup withholding and otherwise comply with any applicable requirements of the backup withholding rules.
Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.
Prospective purchasers of Notes are urged to consult their own tax advisors regarding their qualification for an exemption from backup withholding and information reporting and the procedures for obtaining such an exemption, if applicable.
UNDERWRITING
J.P. Morgan Securities LLC and RBC Capital Markets, LLC are acting as representatives of the Underwriters named below.
Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each Underwriter named below has agreed to purchase, severally and not jointly, and the Company has agreed to sell to that Underwriter, the principal amount of Notes set forth opposite the Underwriter’s name.

Underwriters	Principal Amount of Series A Notes	Principal Amount of Series B Notes
J.P. Morgan Securities LLC	U.S.$	U.S.$
RBC Capital Markets, LLC
Total	U.S.$	U.S.$
The underwriting agreement provides that the obligations of the Underwriters to purchase the Notes included in this Offering may be terminated in their discretion, subject to certain conditions upon the occurrence of certain stated events. The Underwriters are, however, obligated to purchase all of the Notes if they purchase any of the Notes under the underwriting agreement. The Underwriters propose to offer some of the Notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the Notes to dealers at the public offering price less a concession not to exceed    %. The Underwriters may allow, and the dealers may allow, a concession not to exceed    % on sales to other dealers with respect to the Notes. The offering price and the other terms of the Notes have been determined by negotiation between the Company and the Underwriters.
The following table shows the Underwriters’ discount that the Company will pay to the Underwriters in connection with this Offering (expressed as a percentage of the principal amount of the Notes):
Paid by the Company
Per Series A Note	%
Per Series B Note	%
After the Underwriters have made a reasonable effort to sell all of the Notes at the initial offering price, the concessions allowed and the offering price of the Notes may be changed (but not in excess of the initial offering price) and the compensation realized by the Underwriters will change accordingly.
In connection with the Offering, the representatives, on behalf of the Underwriters, may, subject to applicable laws, bid for, purchase or sell Notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of the Notes in excess of the principal amount of the Notes to be purchased by the Underwriters in the Offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of the Notes made for the purpose of preventing or retarding a decline in the market prices of the Notes while the Offering is in progress.
The Underwriters also may impose a penalty bid. Penalty bids permit the Underwriters to reclaim a selling concession from a syndicate member when the representatives, in covering syndicate short positions or making stabilizing purchases, repurchase Notes originally sold by that syndicate member.
Any of these activities may have the effect of preventing or retarding a decline in the market prices of the Notes. They may also cause the prices of the Notes to be higher than the prices that otherwise would exist in the open market in the absence of these transactions. The Underwriters may conduct these transactions in the over-the-counter market or otherwise. Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that such transactions may have on the prices of the Notes. In addition, if the Underwriters commence any of these transactions, they may discontinue them at any time without notice.
The Company estimates that its total expenses for the Offering will be approximately $      million (not including the Underwriters’ fee).
Each of the Underwriters is an affiliate of a financial institution which is a lender to the Company under the TELUS Corporation Credit Facility. RBC Capital Markets, LLC is an affiliate of a financial institution which is a lender to TELUS International (Cda) Inc. under the TELUS International (Cda) Inc. Credit Facility. Consequently, the Company may be considered to be a connected issuer of each such Underwriter for purposes of securities legislation of the provinces of Canada.

As of March 31, 2025, no amounts were drawn on the TELUS Corporation Credit Facility and $2.1 billion was utilized to backstop outstanding commercial paper. As of the date hereof, no amounts were drawn on the TELUS Corporation Credit Facility and approximately $1.2 billion was utilized to backstop outstanding commercial paper.
The TELUS International (Cda) Inc. Credit Facility consists of a U.S.$2 billion bank credit facility expiring on January 3, 2028. As of March 31, 2025, U.S.$1.2 billion was drawn on the TELUS International (Cda) Inc. Credit Facility. As at the date hereof, approximately U.S.$1.5 billion has been drawn on the TELUS International (Cda) Inc. Credit Facility.
The Receivables Trust is an arm’s length securitization trust under which TELUS is currently able to borrow up to a maximum of $1.6 billion, secured by certain trade receivables and unbilled customer finance receivables. As of March 31, 2025, $1.3 billion was outstanding under the Receivables Trust. As of the date hereof, approximately $0.9 billion was outstanding under the Receivables Trust.
TELUS, together with its applicable subsidiary borrowers, are and have been in compliance with the terms of the TELUS Corporation Credit Facility, the TELUS International (Cda) Inc. Credit Facility and the Receivables Trust. None of the lenders (other than TELUS, with respect to the TELUS International (Cda) Inc. Credit Facility) under the TELUS Corporation Credit Facility, the TELUS International (Cda) Inc. Credit Facility or the Receivables Trust were involved in the Company’s decision to distribute the Notes offered hereby. The Underwriters negotiated the terms and conditions of this Offering and will not benefit in any manner from this Offering other than as described herein. The net proceeds will be used to fund the Tender Offers for the Existing Notes. In the event that any Tender Offer is not consummated or not all of the net proceeds are used to fund the Tender Offers, the Company intends to use the remaining net proceeds from this Offering for the repayment of debt, including commercial paper (incurred for general corporate purposes), and for other general corporate purposes. Certain affiliates of the Underwriters may also be holders of the Existing Notes and may tender their Existing Notes in the Tender Offers. Certain affiliates of the Underwriters may also be holders of the Company’s commercial paper. As a result, certain affiliates of the Underwriters may receive a portion of the net proceeds from this Offering through the Tender Offers or in the form of repayment of debt. The proceeds of this Offering will not be applied for the benefit of the Underwriters or their affiliates, other than as described herein.
In addition, in the ordinary course of their business activities, the Underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of the Company or its affiliates. If any of the Underwriters or their affiliates have a lending relationship with the Company, certain of those Underwriters or their affiliates routinely hedge, and certain other of those Underwriters or their affiliates may hedge, their credit exposure to the Company consistent with their customary risk management policies. Typically, these Underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in the Company’s securities, including potentially the Notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the Notes offered hereby. The Underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.
The net proceeds from this Offering are expected to be used to fund the Tender Offers for the Existing Notes and for general corporate purposes. J.P. Morgan Securities LLC and RBC Capital Markets, LLC will act as dealer managers with respect to the Tender Offers. Any Underwriter or their respective affiliates which hold positions in the Existing Notes may receive a portion of the proceeds of this Offering in the Tender Offers.
The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended, or to contribute to payments the Underwriters may be required to make because of any of those liabilities.

Settlement Cycle
It is expected that delivery of the Notes will be made against payment therefor on or about      , 2025, which will be      business days following the date of this prospectus supplement. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Notes prior to the business day immediately preceding the closing date may be required, by virtue of the fact that the Notes will settle in T+      , to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade their Notes prior to the closing date should consult their own advisors.
Selling Restrictions
The Notes are being offered for sale in those jurisdictions in the United States and elsewhere where it is lawful to make such offers, only in accordance with the offering restrictions applicable in such jurisdictions. All sales of the Notes in the United States will only be made to institutions, and not to individuals.
Notice to Prospective Investors in Canada
The Notes offered hereby have not been qualified for sale under the securities laws of any province or territory of Canada (other than the Province of British Columbia solely for the purposes of qualifying the distribution of the Notes to purchasers outside Canada) and the Notes are not being offered or sold to persons located in or resident in any province or territory of Canada except in transactions exempt from the prospectus requirements of such securities laws. The Underwriters, or their Canadian affiliates, may offer the Notes to purchasers located or resident in each of the provinces of Canada on a private placement basis pursuant to exemptions from the prospectus requirements of applicable Canadian securities laws. Sales in Canada shall only be made to purchasers located or resident in a province of Canada who the Underwriters reasonably believe qualify as both (i) an “accredited investor” as defined in Section 73.3 of the Securities Act (Ontario) or National Instrument 45-106 — Prospectus Exemptions (“NI 45-106”), as applicable, who is purchasing as principal or deemed to be purchasing as principal in accordance with applicable Canadian securities laws and (ii) a “permitted client” within the meaning of National Instrument 31-103 — Registration Requirements, Exemptions and Ongoing Registrant Obligations. The sale of the Notes offered under this prospectus supplement to purchasers outside of Canada is being qualified under the securities laws of the Province of British Columbia. The Notes will not be qualified for sale under the securities laws of any province or territory of Canada (other than the Province of British Columbia as noted above).
Notice to Prospective Investors in the European Economic Area (“EEA”)
This prospectus supplement has been prepared on the basis that any offer of the Notes in any member state of the EEA will be made pursuant to an exemption under the Regulation (EU) 2017/1129 (as amended, the “Prospectus Regulation”) from the requirement to produce or publish a prospectus for offers of Notes. Accordingly, any person making or intending to make an offer within a member state of the EEA of the Notes which are the subject of an offering contemplated in this prospectus supplement may only do so to legal entities which are qualified investors as defined in the Prospectus Regulation, provided that no such offer of Notes shall require the Company or any Underwriter to produce or publish a prospectus pursuant to Article 3 of the Prospectus Regulation in relation to such offer.
Neither the Company nor the Underwriters have authorized, nor do they authorize, the making of any offer of Notes to any legal entity which is not a qualified investor as defined in the Prospectus Regulation. Neither the Company nor the Underwriters have authorized, nor do they authorize, the making of any offer of Notes through any financial intermediary, other than offers made by the Underwriters, which constitute the final placement of the Notes contemplated in this prospectus supplement.
The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA. For these purposes, a “retail investor” means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); (ii) a customer within the meaning of the Directive (EU) 2016/97, where that customer would not qualify as a professional client as defined in point (10) of

Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Prospectus Regulation. Consequently, no key information document required by the Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.
For the purposes of this provision, the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, as the same may be varied in that EU Member State by any measure implementing the Prospectus Regulation in that EU Member State.
Each person in a member state of the EEA who receives any communication in respect of, or who acquires any Notes under, the offers to the public contemplated in this prospectus supplement, or to whom the Notes are otherwise made available will be deemed to have represented, warranted, acknowledged and agreed to and with each underwriter and the Company that it and any person on whose behalf it acquires Notes is: (1) a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation; and (2) not a “retail investor” (as defined above).
Any distributor subject to MiFID II (for the purposes of this paragraph, a “distributor”) subsequently offering, selling or recommending the Notes is responsible for undertaking its own target market assessment in respect of the Notes and determining the appropriate distribution channels for the purposes of the MiFID II product governance rules under Commission Delegated Directive (EU) 2017/593 (“Delegated Directive”). Neither the Company nor any of the underwriters make any representations or warranties as to a distributor’s compliance with the Delegated Directive.
Notice to Prospective Investors in the United Kingdom (“UK”)
This prospectus supplement has been prepared on the basis that any offer of the Notes in the UK will be made pursuant to an exemption under the Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (as amended, the “EUWA”) (the “UK Prospectus Regulation”) and the Financial Services and Markets Act 2000 (as amended, the “FSMA”) from the requirement to produce or publish a prospectus for offers of Notes. Accordingly, any person making or intending to make an offer in the UK of the Notes which are the subject of an offering contemplated in this prospectus supplement may only do so to legal entities which are qualified investors as defined in the UK Prospectus Regulation, provided that no such offer of Notes shall require the Company or any Underwriter to produce or publish a prospectus pursuant to Article 3 of the UK Prospectus Regulation or section 85 of the FSMA, in each case in relation to such offer.
Neither the Company nor the Underwriters have authorized, nor do they authorize, the making of any offer of Notes to any legal entity which is not a qualified investor as defined in the UK Prospectus Regulation. Neither the Company nor the Underwriters have authorized, nor do they authorize, the making of any offer of Notes through any financial intermediary, other than offers made by the Underwriters, which constitute the final placement of the Notes contemplated in this prospectus supplement.
The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the UK. For these purposes, a “retail investor” means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the EUWA; (ii) a customer within the meaning of the provisions of the FSMA and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA (“UK MiFIR”); or (iii) not a qualified investor as defined in Article 2 of the UK Prospectus Regulation. Consequently, no key information document required by the Regulation (EU) No 1286/2014 as it forms part of domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

For the purposes of this provision, the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes.
Each person in the UK who receives any communication in respect of, or who acquires any Notes under, the offers to the public contemplated in this prospectus supplement, or to whom the Notes are otherwise made available, will be deemed to have represented, warranted, acknowledged and agreed to and with each Underwriter and the Company that it and any person on whose behalf it acquires Notes is: (1) a “qualified investor” within the meaning of Article 2(e) of the UK Prospectus Regulation; and (2) not a “retail investor” (as defined above).
Any distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook (the “UK MiFIR Product Governance Rules”) (for the purposes of this paragraph, a “distributor”) subsequently offering, selling or recommending the Notes is responsible for undertaking its own target market assessment in respect of the Notes and determining the appropriate distribution channels. Neither the Company nor any of the Underwriters make any representations or warranties as to a distributor’s compliance with the UK MiFIR Product Governance Rules.
Each of the Underwriters has represented and agreed that:
(a)
it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the Notes in circumstances in which Section 21(1) of the FSMA does not apply to the Company; and

(b)
it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the UK.

This document is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Financial Promotion Order, (iii) are outside the UK, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.
Notice to Prospective Investors in Hong Kong
The Notes may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), (ii) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the Notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.
Notice to Prospective Investors in Japan
The Notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, each of the underwriters, on behalf of itself and each of its affiliates that participates in the initial distribution of the Notes, has undertaken that it has not offered or sold and will not offer or sell any Notes, directly or indirectly, in Japan or to, or for the benefit of, any Japanese Person or to others for the re-offering or resale, directly or indirectly, in Japan or to, of for the benefit of, any Japanese Person except pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended), and under circumstances which will result in compliance with all applicable laws, regulations and guidelines promulgated by the relevant Japanese governmental and regulatory authorities and in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.
Notice to Prospective Investors in Singapore
This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes may not be circulated or distributed, nor may the Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.
Where the Notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is:
(a)
a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)
a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, shares, debt securities and units of shares and debt securities of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Notes pursuant to an offer made under Section 275 of the SFA except:

i.
to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debt securities or units of shares and debt securities of that corporation or such rights and interest in that trust are acquired at a consideration of not less than US$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

ii.
where no consideration is or will be given for the transfer; or

iii.
where the transfer is by operation of law.

Singapore Securities and Futures Act Product Classification — Solely for the purposes of its obligations pursuant to sections 309B(1)(a) and 309B (1)(c) of the SFA, we have determined, and hereby notify all relevant persons (as defined in Section 309A of the SFA) that the notes are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).
Notice to Prospective Investors in Taiwan
The Notes have not been and will not be registered with the Financial Supervisory Commission of Taiwan, the Republic of China (“Taiwan”), pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in any manner which would constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or would otherwise require registration with or the approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering or sale of the Notes in Taiwan.
Notice to Prospective Investors in Switzerland
The Notes may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange or on any other exchange or regulated trading facility in Switzerland. Neither this prospectus supplement nor any other offering or marketing material relating to the Notes constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 S-15 of the Swiss Code of Obligations or a listing prospectus within the meaning of the listing rules of the SIX Swiss Exchange or any other regulated trading facility in Switzerland, and neither this prospectus supplement nor any other offering or marketing material relating to the Notes or the offering may be publicly distributed or otherwise made publicly available in Switzerland.
Notice to Prospective Investors in the United Arab Emirates
The Notes have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre and the Abu Dhabi Global Market) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre and the Abu Dhabi Global Market) governing the issue, offering and sale of securities. Further, this prospectus supplement and the accompanying prospectus do not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre and the Abu Dhabi Global Market) and are not intended to be a public offer. The prospectus supplement and the accompanying prospectus have not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority, the Dubai Financial Services Authority or the ADGM Financial Services Regulatory Authority.
This prospectus supplement is for distribution only to persons who (a) are outside the Dubai International Financial Centre, (b) are persons who meet the Professional Client criteria set out in Rule 2.3.4 of the Dubai Financial Services Authority (“DFSA”) Conduct of Business Module or (c) are persons to whom an invitation or inducement in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons” for the purposes of this paragraph). This prospectus supplement is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this prospectus supplement relates is available only to relevant persons and will be engaged in only with relevant persons. This prospectus supplement relates to an Exempt Offer as prescribed under, and in accordance with, the Markets Rules of the DFSA. This prospectus supplement is intended for distribution only to persons of a type specified in the Markets Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The Notes to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the Notes offered should conduct their own due diligence on the Notes. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.
This prospectus supplement is for distribution only to persons who (a) are outside the Abu Dhabi Global Market (“ADGM”), or (b) are Authorised Persons or Recognised Bodies (as such terms are defined in the Financial Services and Markets Regulations 2015 (“FSMR”)), or (c) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 18 of FSMR) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons” for the purposes of this paragraph). This prospectus supplement is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this prospectus supplement relates is available only to relevant persons and will be engaged in only with relevant persons. This offer document is an “Exempt Offer” as prescribed under, and in accordance with, the Market Rules of the ADGM Financial Services Regulatory Authority. This Exempt Offer document is intended for distribution only to persons of a type specified in the Market Rules. It must not be delivered to, or relied on by, any other person. The ADGM Financial Services Regulatory Authority has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The ADGM Financial Services Regulatory Authority has not approved this Exempt Offer document nor taken steps to verify the information set out in it, and has no responsibility for it. The Notes to which this Exempt Offer relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the Notes offered should conduct their own due diligence on the Notes. If you do not understand the contents of this Exempt Offer document you should consult an authorised financial advisor.
LEGAL MATTERS
Certain legal matters in connection with this Offering will be passed upon on behalf of the Company by Paul, Weiss, Rifkind, Wharton & Garrison LLP, of New York, New York, the Company’s U.S. counsel, and Norton Rose Fulbright Canada LLP, of Toronto, Ontario, the Company’s Canadian counsel, and on behalf of the Underwriters by Allen Overy Shearman Sterling US LLP of New York, New York, the Underwriters’ U.S. counsel, and Osler, Hoskin & Harcourt LLP of Toronto, Ontario, the Underwriters’ Canadian counsel. The partners and associates of each of Norton Rose Fulbright Canada LLP and Osler, Hoskin & Harcourt LLP as a group each beneficially own, directly or indirectly, less than 1% of the outstanding securities of the Company.
INTERESTS OF EXPERTS
The auditor for the Company is Deloitte LLP, located at 410 West Georgia Street, Vancouver, British Columbia V6B 1Z3. Deloitte LLP is independent with respect to the Company within the meaning of the U.S. Securities Act of 1933, as amended and the applicable rules and regulations thereunder adopted by the Securities and Exchange Commission and the Public Company Accounting Oversight Board (United States) and within the meaning of the rules of professional conduct of the Chartered Professional Accountants of British Columbia.

SHORT FORM BASE SHELF PROSPECTUS
New Issue	August 2, 2024
TELUS Corporation
Debt Securities
Preferred Shares
Common Shares
Warrants to Purchase Equity Securities
Warrants to Purchase Debt Securities
Share Purchase Contracts
Share Purchase or Equity Units
Subscription Receipts
TELUS Corporation (“TELUS” or the “Company”) may offer and issue from time to time any bonds, debentures, notes or other evidences of indebtedness of any kind, nature or description (collectively, “Debt Securities”), preferred shares or common shares (collectively, the “Equity Securities”), warrants to purchase Equity Securities and warrants to purchase Debt Securities (collectively, the “Warrants”), Share Purchase Contracts (as defined under “Description of Share Purchase Contracts and Share Purchase or Equity Units” herein), Share Purchase or Equity Units (as defined under “Description of Share Purchase Contracts and Share Purchase or Equity Units” herein), and subscription receipts that entitle the holder to receive upon satisfaction of certain release conditions, and for no additional consideration, Debt Securities, Equity Securities, Warrants, Share Purchase Contracts or Share Purchase or Equity Units (“Subscription Receipts”, and together with the Debt Securities, Equity Securities, Warrants, Share Purchase Contracts or Share Purchase or Equity Units, the “Securities”) during the 25 month period that this short form base shelf prospectus (the “Prospectus”), including any amendments thereto, is valid. Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying shelf prospectus supplement (a “Prospectus Supplement”).
The specific terms of the Securities with respect to a particular offering will be set out in the applicable Prospectus Supplement and may include, where applicable (i) in the case of Debt Securities, the specific designation, aggregate principal amount, the currency or the currency unit for which the Debt Securities may be purchased, the maturity, interest provisions, authorized denominations, offering price, covenants, events of default, any terms for redemption or retraction, any exchange or conversion terms, whether the debt is senior or subordinated and any other terms specific to the Debt Securities being offered; (ii) in the case of common shares of TELUS (“Common Shares”), the number of Common Shares offered and the offering price; (iii) in the case of Equity Securities other than Common Shares, the designation of the particular class and series, the number of shares offered, the issue price, dividend rate, if any, and any other terms specific to the Equity Securities being offered; (iv) in the case of Warrants, the designation, number and terms of the Equity Securities or Debt Securities purchasable upon exercise of the Warrants, any procedures that will result in the adjustment of these numbers, the exercise price, dates and periods of exercise, the currency in which the Warrants are issued and any other specific terms; (v) in the case of Share Purchase Contracts, the designation, number and terms of the Equity Securities to be purchased under the Share Purchase Contract, any procedures that will result in the adjustment of these numbers, the purchase price and purchase date or dates of the Equity Securities, any requirements of the purchaser to secure its obligations under the Share Purchase Contract and any other specific terms; (vi) in the case of Share Purchase or Equity Units, the terms of the component Share Purchase Contract and Debt Securities or third party obligations, any requirements of the purchaser to secure its obligations under the Share Purchase Contract by the Debt Securities or third party obligations and any other specific terms; and (vii) in the case of Subscription Receipts, the offering price (or the manner of determination thereof if offered on a non-fixed price basis), the procedures for the exchange of Subscription Receipts for Debt Securities, Equity Securities, Warrants, Share Purchase Contracts or Share Purchase or Equity Units, as the case may be, and any other specific terms thereof. Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to such Securities will be included in the Prospectus Supplement describing such Securities. The sale of Common Shares may be effected from time to time in one or more transactions at non-fixed prices pursuant to transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 — Shelf Distributions (“NI 44-102”), including sales made directly on the Toronto Stock Exchange (the “TSX”) or the New York Stock Exchange (the “NYSE”) or other existing trading markets for the Common Shares, and as set forth in a Prospectus Supplement for such purpose. See “Plan of Distribution”.

As of the date hereof, the Company has determined that it qualifies as a ‘well-known seasoned issuer’, as such term is defined under the WKSI Blanket Orders (as defined below). See “Well-Known Seasoned Issuer”. All shelf information permitted under applicable securities legislation, including as permitted under the WKSI Blanket Orders, to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus, except in cases where an exemption from such delivery requirement is available. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the securities to which the Prospectus Supplement pertains.
An investment in the Securities involves certain risks. See “Risk Factors”.
TELUS has filed an undertaking with the British Columbia Securities Commission that it will not distribute Securities that, at the time of distribution, are novel specified derivatives or asset-backed securities without pre-clearing with the applicable regulator the disclosure to be contained in the Prospectus Supplement pertaining to the distribution of such Securities.
For the purpose of calculating the Canadian dollar equivalent of the aggregate principal amount of Securities issued under this Prospectus from time to time, Securities denominated in or issued in, as applicable, a currency (the “Securities Currency”) other than Canadian dollars will be translated into Canadian dollars using the Bank of Canada daily exchange rate of Canadian dollars with the Securities Currency in effect as of 4:30 p.m. (Toronto time) on the business day before the issue of such Securities.
TELUS maintains its registered office at 510 W. Georgia St., 5th Floor, Vancouver, British Columbia V6B 0M3 and its executive office at 510 W. Georgia St., 23rd Floor, Vancouver, British Columbia V6B 0M3.
This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Prospectus in accordance with the disclosure requirements of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States. The financial statements included or incorporated herein have been prepared using International Financial Reporting Standards as issued by the International Accounting Standards Board. They may not be comparable to financial statements of United States companies.
Prospective investors should be aware that acquisition of the Securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein. Prospective investors should read the tax disclosure in any applicable Prospectus Supplement and consult with their tax advisors.
The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that TELUS is incorporated or organized under the laws of the Province of British Columbia, that some or all of its officers and directors may be residents of Canada, that some or all of the underwriters or experts named in this Prospectus and/or in a Prospectus Supplement may be residents of Canada, and that all or a substantial portion of the assets of TELUS and said persons may be located outside the United States.
THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
This Prospectus constitutes a public offering of the Securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such Securities. The Company may offer and sell Securities to or through underwriters or dealers and also may offer and sell certain Securities directly to other purchasers or through agents. A Prospectus Supplement relating to each issue of Securities offered thereby will set forth the names of any underwriters, dealers or agents involved in the sale of such Securities and the compensation of any such underwriters, dealers or agents. The Common Shares are listed on the TSX under the symbol “T” and the NYSE under the symbol “TU”. Unless otherwise specified in the applicable Prospectus Supplement, Securities other than the Common Shares will not be listed on any securities exchange.
The offering of Securities hereunder is subject to approval of certain legal matters on behalf of TELUS by Norton Rose Fulbright Canada LLP and by Paul, Weiss, Rifkind, Wharton & Garrison LLP.

Unless the context otherwise indicates, references in this Prospectus to “TELUS” or the “Company”
are references to TELUS Corporation, its consolidated subsidiaries and predecessor companies.
DOCUMENTS INCORPORATED BY REFERENCE
The following documents of the Company, each of which has been filed by the Company with the securities commissions or similar regulatory authorities in each of the provinces of Canada, are specifically incorporated by reference into, and form an integral part of, this Prospectus:
(a)
the annual information form of the Company dated February 9, 2024, for the year ended December 31, 2023;

(b)
the audited consolidated financial statements of the Company as at and for the years ended December 31, 2023 and 2022, together with the report of the independent registered public accounting firm thereon and the notes thereto;

(c)
Management’s Discussion and Analysis of financial results for the year ended December 31, 2023 (the “Annual MD&A”);

(d)
the unaudited condensed interim consolidated financial statements of the Company as at and for the three-month and six-month periods ended June 30, 2024 together with the notes thereto;

(e)
Management’s Discussion and Analysis of financial results for the three-month and six-month periods ended June 30, 2024 (the “Interim MD&A”); and

(f)
the information circular dated March 13, 2024, prepared in connection with the Company’s annual general meeting held on May 9, 2024.

Any documents of a type described in Item 11.1 of Form 44-101F1 — Short Form Prospectus, including the types referred to above, any material change reports (excluding confidential reports), and business acquisition reports filed by the Company pursuant to the requirements of securities legislation of any province of Canada, and any other disclosure document which the Company has filed pursuant to an undertaking to a securities regulatory authority of any province of Canada, in each case, after the date of this Prospectus and prior to the date on which this Prospectus ceases to be effective, shall be deemed to be incorporated by reference into this Prospectus. In addition, to the extent indicated in any Report on Form 6-K filed with the SEC or in any Report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), any information included therein shall be deemed to be incorporated by reference in this Prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded.
Except in cases where an exemption from such delivery requirements is available, a Prospectus Supplement containing the specific terms of an offering of Securities, updated disclosure of earnings coverage ratios, if applicable, and other information relating to the Securities, will be delivered to prospective purchasers of such Securities, together with this Prospectus and will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement only for the purpose of the offering of the Securities covered by that Prospectus Supplement.
Upon the filing of a subsequent annual information form and the related annual financial statements by the Company with and, where required, accepted by, the applicable securities regulatory authorities during the currency of this Prospectus, the previous annual information form, the previous annual financial statements and all interim financial statements, and the accompanying Management’s Discussion and Analysis, and material change reports filed prior to the commencement of the Company’s financial year in which such subsequent annual information form is filed, and information circulars and business acquisition reports filed prior to the commencement of the Company’s financial year in respect of which such subsequent annual information form is filed, shall be deemed no longer to be incorporated into this Prospectus for purposes of further offers and sales of Securities hereunder. Upon interim financial statements and the accompanying Management’s Discussion and Analysis for subsequent interim periods being filed with the applicable securities regulatory authorities during the currency of this Prospectus, all interim financial statements and the accompanying Management’s Discussion and Analysis filed prior to such subsequent interim financial statements will be deemed no longer to be incorporated into this Prospectus for purposes of further offers and sales of Securities hereunder. Upon the Company filing an information circular in connection with an annual general meeting, the information circular filed in connection with the previous annual general meeting (unless such information circular also related to a special meeting) will be deemed no longer to be incorporated into this Prospectus for purposes of further offers and sales of the Securities hereunder.
In addition to its continuous disclosure obligations under the securities laws of the provinces of Canada, TELUS is subject to the information requirements of the United States Securities Exchange Act of 1934, as amended, and in accordance therewith files reports and other information with the SEC. Under the multijurisdictional disclosure system adopted by the United States, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. Such reports and other information, when filed by TELUS in accordance with such requirements, are available to the public on the SEC’s website at www.sec.gov. The Common Shares are listed on the NYSE.
Prospective investors should rely only on the information contained in or incorporated by reference in this Prospectus or any applicable Prospectus Supplement. The Company has not authorized anyone to provide prospective investors with different or additional information. The Company is not making an offer of the Securities in any jurisdiction where the offer is not permitted by law. Prospective investors should not assume that the information contained in or incorporated by reference in this Prospectus or any applicable Prospectus Supplement is accurate as of any date other than the date on the front of this Prospectus or the applicable Prospectus Supplement.
Any “template version” of any “marketing materials” (as such terms are defined in National Instrument 41-101 — General Prospectus Requirements) filed after the date of a Prospectus Supplement and before the termination of the distribution of the Securities offered pursuant to such Prospectus Supplement (together with this Prospectus) is deemed to be incorporated by reference in such Prospectus Supplement.
REFERENCE TO CURRENCY
Unless the context otherwise requires, all references herein to dollar amounts are references to Canadian dollars. For Securities issued in other than Canadian currency, potential purchasers should be aware that foreign exchange fluctuations are likely to occur from time to time and that the Company does not make any representation with respect to currency values from time to time. Investors should consult their own advisors with respect to the potential risk of currency fluctuations.

FORWARD-LOOKING STATEMENTS
This Prospectus, together with the documents incorporated by reference herein and therein, contain forward-looking statements about expected events and the financial and operating performance of TELUS.
Forward-looking statements include any statements that do not refer to historical facts. They include, but are not limited to, statements relating to the Company’s objectives and its strategies to achieve those objectives, its expectations regarding trends in the telecommunications industry (including demand for data and ongoing subscriber base growth), and the Company’s financing plans (including its multi-year dividend growth program). Forward-looking statements are typically identified by the words “assumption”, “goal”, “guidance”, “objective”, “outlook”, “strategy”, “target” and other similar expressions, or future or conditional verbs such as “aim”, “anticipate”, “believe”, “could”, “expect”, “intend”, “may”, “plan”, “predict”, “seek”, “should”, “strive” and “will”. These statements are made pursuant to the “safe harbour” provisions of applicable securities laws in Canada and the United States Private Securities Litigation Reform Act of 1995.
By their nature, forward-looking statements are subject to inherent risks and uncertainties and are based on assumptions, including assumptions about future economic conditions and courses of action. These assumptions may ultimately prove to have been inaccurate and, as a result, the Company’s actual results or other events may differ materially from expectations expressed in or implied by the forward-looking statements.
The risks and assumptions underlying the Company’s forward-looking statements are described in additional detail in Section 9 General trends, outlook and assumptions, and regulatory developments and proceedings, and Section 10 Risks and risk management in the Company’s Annual MD&A and updated in the Company’s Interim MD&A. Those descriptions are incorporated by reference into this Prospectus, but are not intended to be a complete list of the risks that could affect the Company, or of the Company’s assumptions.
Risks and uncertainties that could cause actual performance or other events to differ materially from the forward-looking statements made herein and in other TELUS filings incorporated by reference herein include, but are not limited to, the following:
•
Regulatory matters.   The Company operates in a number of highly regulated industries and is therefore subject to a wide variety of laws and regulations domestically and internationally. Policies and practices of elected officials and regulatory decisions, reviews and government activity may have strategic, operational and/or financial implications (including on revenue and free cash flow). Risks and uncertainties include: potential changes to the Company’s regulatory regime or the outcomes of proceedings, cases or inquiries relating to its application, including but not limited to those set out in Section 9.1 Communications industry regulatory developments and proceedings in the Company’s Interim MD&A; the Company’s ability to comply with complex and changing regulation of the healthcare, virtual care and medical devices industries in the jurisdictions in which the Company operates, including as an operator of health clinics; and the Company’s ability to comply with, or facilitate its clients’ compliance with, numerous, complex and sometimes conflicting legal regimes, both domestically and internationally.

•
Competitive environment.   Competitor expansion, activity and intensity (pricing, including discounting, bundling), as well as non-traditional competition, disruptive technology and disintermediation, may alter the nature of the markets in which it competes and impact the Company’s market share and financial results (including revenue and free cash flow). TELUS Digital Experience (formerly TELUS International), TELUS Health and TELUS Agriculture & Consumer Goods face intense competition in different markets.

•
Technology.    Consumer adoption of alternative technologies and changing customer expectations have the potential to impact the Company’s revenue streams and customer churn rates. Risks and uncertainties include: a declining overall market for TV services; disruptive technologies, including software-defined networks in the business market, that may displace or cause the Company to reprice its existing data services, and self-installed technology solutions; any failure to innovate, maintain technological advantages or respond effectively and in a timely manner to changes in technology; the roll-out, anticipated benefits and efficiencies, and ongoing evolution of wireless broadband technologies and systems; the Company’s reliance on wireless network access agreements, which have facilitated the Company’s deployment of mobile technologies; the Company’s choice of suppliers and those suppliers’ ability to maintain and service their product lines, which could affect the success of upgrades to, and evolution of, technology that it offers; supplier limitations and concentration and market power for products such as network equipment, TELUS TV and mobile handsets; the Company’s expected long-term need to acquire additional spectrum capacity through future spectrum auctions and from third parties to address increasing demand for data, and its ability to utilize spectrum it acquires; deployment and operation of new fixed broadband network technologies at a reasonable cost and the availability and success of new products and services to be rolled out using such network technologies; and the Company’s deployment of self-learning tools and automation, which may change the way the Company interacts with customers.

•
Security and data protection.   The Company’s ability to detect and identify potential threats and vulnerabilities depends on the effectiveness of its security controls in protecting its infrastructure and operating environment, and its timeliness in responding to attacks and recovering business operations. A successful attack may impede the operations of the Company’s network or lead to the unauthorized interception, destruction, use or dissemination of customer, team member or business information.

•
Generative AI (“GenAI”).   GenAI exposes the Company to numerous risks including risks related to the responsible use of AI, data privacy and cybersecurity, and the possibility that the Company’s use of AI may produce inaccurate or inappropriate content or create negative perceptions among companies and regulators that could affect demand for its services.

•
Climate and the environment.   Natural disasters, pandemics, disruptive events and climate change may impact the Company’s operations, customer satisfaction and team member experience.

The Company’s goals to achieve carbon neutrality and reduce its greenhouse gas (“GHG”) emissions in its operations are subject to its ability to identify, procure and implement solutions to reduce energy consumption and adopt cleaner sources of energy, its ability to identify and make suitable investments in renewable energy, including in the form of virtual power purchase agreements, and the Company’s ability to continue to realize significant absolute reductions in energy use and the resulting GHG emissions in its operations.
•
Operational performance and business combination.   Investments and acquisitions present opportunities to expand the Company’s operational scope, but may expose it to new risks. The Company may be unsuccessful in gaining market traction/share and realizing benefits, and integration efforts may divert resources from other priorities. Risks include: the Company’s reliance on third-party cloud-based computing services to deliver its IT services; and economic, political and other risks associated with doing business globally (including war and other geopolitical developments).

•
The Company’s systems and processes.   Systems and technology innovation, maintenance and management may impact the Company’s IT systems and network reliability, as well as its operating costs. Risks and uncertainties include: the Company’s ability to maintain customer service and operate its network in the event of human error or human-caused threats, such as cyberattacks and equipment failures that could cause various degrees of network outages; technical disruptions and infrastructure breakdowns; delays and rising costs, including as a result of government restrictions or trade actions; and the completeness and effectiveness of business continuity and disaster recovery plans and responses.

•
The Company’s team.   The rapidly evolving and highly competitive nature of the Company’s markets and operating environment, along with the globalization and evolving demographic profile of its workforce, and the effectiveness of its internal training, development, succession and health and well-being programs, may impact the Company’s ability to attract, develop and retain team members with the skills required to meet the changing needs of its customers and its business. There may be greater physical and mental health challenges faced by team members (and their families) as a result of the pandemic and its aftermath, and the effect of other significant change initiatives at the organization may result in the loss of key team members through short-term and long-term disability.

•
Suppliers.   The Company may be impacted by supply chain disruptions and lack of resiliency in relation to global or local events. Dependence on a single supplier for products, components, service delivery or support may impact the Company’s ability to efficiently meet constantly changing and rising customer expectations while maintaining quality of service.

•
Real estate matters.   Real estate investments are exposed to possible financing risks and uncertainty related to future demand, occupancy and rental rates, especially following the pandemic. Future real estate developments may not be completed on budget or on time and may not obtain lease commitments as planned.

•
Financing, debt and dividends.   The Company’s ability to access funding at optimal pricing may be impacted by general market conditions and changing assessments in the fixed-income and capital markets regarding its ability to generate sufficient future cash flow to service its debt. The Company’s current intention to pay dividends to shareholders could constrain its ability to invest in its operations to support future growth. Risks and uncertainties include: the Company’s ability to use equity as consideration in business acquisitions is impacted by stock market valuations of TELUS Common Shares and TELUS International (Cda) Inc.’s Subordinate Voting Shares (“TI Subordinate Voting Shares”); the Company’s capital expenditure levels and potential outlays for spectrum licences in auctions or purchases from third parties affect and are affected by: the Company’s broadband initiatives; the Company’s ongoing deployment of newer mobile technologies; investments in network technology required to comply with laws and regulations relating to the security of cyber systems, including bans on the products and services of certain vendors; investments in network resiliency and reliability; the allocation of resources to acquisitions and future spectrum auctions held by Innovation, Science and Economic Development Canada (ISED). The Company’s capital expenditure levels could be impacted if it does not achieve its targeted operational and financial results or if there are changes to its regulatory environment; and lower than planned free cash flow could constrain the Company’s ability to invest in operations, reduce leverage or return capital to shareholders. Quarterly dividend decisions made by the Company’s Board of Directors based on the Company’s financial position and outlook. There can be no assurance that the Company’s dividend growth program will be maintained through 2025 or renewed.

Factors that may affect the financial performance of TELUS Digital Experience are described in TELUS International (Cda) Inc.’s public filings available on SEDAR+ and EDGAR. TELUS Digital Experience may choose to publicize targets or provide other guidance regarding its business and it may not achieve such targets. Failure to meet these targets could affect the Company’s ability to achieve targets for the organization as a whole and could result in a decline in the trading price of the TI Subordinate Voting Shares or the Company’s Common Shares or both.
•
Tax matters.   Complexity of domestic and foreign tax laws, regulations and reporting requirements applying to the Company and its international operating subsidiaries may impact financial results. International acquisitions and expansion of operations heighten the Company’s exposure to multiple forms of taxation.

•
The economy.   Changing global economic conditions, including a potential recession and alternating expectations about inflation, as well as the Company’s effectiveness in monitoring and revising growth assumptions and contingency plans, may impact the achievement of its corporate objectives, its financial results (including free cash flow), and its defined benefit pension plans.

•
Litigation and legal matters.   Complexity of, and compliance with, laws, regulations, commitments and expectations may have a financial and reputational impact. Risks include: the Company’s ability to defend against existing and potential claims or to negotiate and exercise indemnity rights or other protections in respect of such claims; and the complexity of legal compliance in domestic and foreign jurisdictions, including compliance with competition, anti-bribery and foreign corrupt practices laws.

These risks are described in additional detail in the Company’s Annual MD&A and the Interim MD&A. Those descriptions are incorporated by reference in this cautionary statement but are not intended to be a complete list of the risks that could affect the Company.
Additional risks and uncertainties that are not currently known to the Company or that it currently deems to be immaterial may also have a material adverse effect on its financial position, financial performance, cash flows, business or reputation. Except as otherwise indicated in this Prospectus and the documents incorporated by reference herein, the forward-looking statements made herein do not reflect the potential impact of any non-recurring or special items or any mergers, acquisitions, dispositions or other business combinations or transactions that may be announced or that may occur after the date of this document.
Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements in this document describe the Company’s expectations and are based on its assumptions as at the date hereof and are subject to change after this date. The Company disclaims any intention or obligation to update or revise any forward-looking statements except as required by law.
This cautionary statement qualifies all of the forward-looking statements in this Prospectus including the documents incorporated by reference.

TELUS CORPORATION
TELUS was incorporated under the Company Act (British Columbia) (the “BC Company Act”) on October 26, 1998 under the name BCT.TELUS Communications Inc. (“BCT”). On January 31, 1999, pursuant to a court-approved plan of arrangement under the Canada Business Corporations Act among BCT, BC TELECOM Inc. (“BC TELECOM”) and the former Alberta-based TELUS Corporation (“TC”), BCT acquired all of the shares of BC TELECOM and TC in exchange for common shares and non-voting shares of BCT, and BC TELECOM was dissolved. On May 3, 2000, BCT changed its name to TELUS Corporation and in February 2005, the Company transitioned under the Business Corporations Act (British Columbia), successor to the BC Company Act. On February 4, 2013, in accordance with the terms of a court-approved plan of arrangement under the Business Corporations Act (British Columbia), TELUS exchanged all of its issued and outstanding non-voting shares (the “Non-Voting Shares”) into Common Shares on a one-for-one basis. On April 16, 2013, TELUS subdivided its Common Shares on a two-for-one basis. On May 9, 2013, TELUS amended its Articles and Notice of Articles to eliminate the Non-Voting Shares from the authorized share structure of the Company, increase the maximum number of authorized Common Shares from 1,000,000,000 to 2,000,000,000, and incorporate certain “housekeeping” or administrative amendments. On February 13, 2020, TELUS announced that its Board of Directors approved a two-for-one subdivision of the outstanding Common Shares. On March 17, 2020, TELUS shareholders received one additional Common Share for each Common Share owned on the record date of March 13, 2020. On January 1, 2024, TELUS amalgamated with one of its wholly-owned subsidiaries, TELUS Holdings 2023 Inc. under the Business Corporations Act (British Columbia), with the successor entity being named TELUS Corporation. TELUS maintains its registered office at 510 W. Georgia St., 5th Floor, Vancouver, British Columbia V6B 0M3 and its executive office at 510 W. Georgia St., 23rd Floor, Vancouver, British Columbia V6B 0M3.
TELUS (TSX: T, NYSE: TU) is a dynamic, world-leading communications technology company with more than $20 billion in annual revenue and over 19 million customer connections spanning wireless, data, intellectual property, voice, television, entertainment, video, and security. The Company’s social purpose is to leverage its global-leading technology and compassion to drive social change and enable remarkable human outcomes. TELUS’ longstanding commitment to putting its customers first fuels every aspect of its business, making it a distinct leader in customer service excellence and loyalty. The numerous, sustained accolades TELUS has earned over the years from independent, industry-leading network insight firms showcase the strength and speed of its global-leading networks, reinforcing its commitment to provide Canadians with access to superior technology that connects TELUS to the people, resources and information that make lives better.
Operating in 32 countries around the world, TELUS International (Cda) Inc. (doing business as TELUS Digital Experience) (TSX and NYSE: TIXT) is a leading digital customer experience innovator that designs, builds, and delivers next-generation solutions, including artificial intelligence (“AI”) and content moderation, for global and disruptive brands across strategic industry verticals, including tech and games, communications and media, eCommerce and fintech, banking, financial services and insurance, healthcare, and others.
TELUS Health is a global healthcare leader, which provides employee and family primary and preventive healthcare and wellbeing solutions. The TELUS team, along with our 100,000 health professionals, are leveraging the combination of TELUS’ strong digital and data analytics capabilities with our unsurpassed client service to dramatically improve remedial, preventive and mental health outcomes covering over 75 million lives, and growing, around the world. As the largest provider of digital solutions and digital insights of its kind, TELUS Agriculture & Consumer Goods enables efficient and sustainable production from seed to store, helping improve the safety and quality of food and other goods in a way that is traceable to end consumers.
USE OF PROCEEDS
Except as may otherwise be set forth in a Prospectus Supplement, the net proceeds to be received by the Company from the issue and sale from time to time of Securities will be added to the general funds of the Company to be used to repay existing indebtedness of TELUS, to fund capital expenditures and for other general corporate purposes. Each Prospectus Supplement will contain specific information concerning the use of proceeds from that sale of Securities.
EARNINGS COVERAGE RATIOS
The following consolidated earnings coverage ratios have been calculated for the 12-month periods ended December 31, 2023 and June 30, 2024. The earnings coverage ratios refer to the ratios of (i) consolidated net income attributable to holders of Common Shares before borrowing costs and income taxes, and (ii) borrowing costs.

For the 12-month periods ended December 31, 2023 and June 30, 2024, the Company’s consolidated net income attributable to holders of Common Shares before borrowing costs and income taxes was $2,243 million and $2,248 million, respectively. Borrowing costs for the 12-month periods were $1,183 million and $1,263 million, respectively. The earnings coverage ratios for the 12-month periods ended December 31, 2023 and June 30, 2024 give pro forma effect to all issuances, repayments and redemptions of long-term debt of the Company since such dates, as if it had occurred at the beginning of such 12-month period. The earnings coverage ratios set out below do not purport to be indicative of earnings coverage ratios for any future periods.
12-month period ended	December 31, 2023	June 30, 2024
Earnings coverage ratios	1.8 times	1.8 times
PRIOR SALES
Pursuant to the Company’s various employee share option plans, during the 12-month period before the date of this Prospectus, the Company issued: (i) 2,839,267 Common Shares from the vesting of Restricted Share Units at a weighted average price of $26.78 per share; (ii) 374,585 Common Shares from the vesting of Performance Share Units at a weighted average price of $27.81 per share; (iii) 19,878 Common Shares from the exercise of Share Options at a weighted average price of $21.29 per share; and (iv) 613,671 Common Shares in connection with the redemption of Deferred Share Units at a weighted average price of $23.74 per share.
During the 12-month period before the date of this prospectus, the Company also issued: (i) 908,426 Common Shares in connection with the Company’s acquisition of Badal.IO Inc. at a weighted average price of $25.32 per share; (ii) 291,817 Common Shares in connection with the Company’s acquisition of Les Solutions Vumetric Inc./Vumetric Solutions Inc. at a weighted average price of $23.99 per share; and (iii) 32,207,349 Common Shares in connection with the Company’s Dividend Reinvestment and Share Purchase Plan (DRIP) at a weighted average price of $21.65 per share.
On September 8, 2023, the Company issued: (i) $850 million aggregate principal amount of 5.75% Sustainability-Linked Notes due September 8, 2033 (the “5.75% Sustainability-Linked Notes”); (ii) $400 million aggregate principal amount of 5.95% Notes due September 8, 2053 (the “5.95% Notes”); and (iii) $500 million aggregate principal amount of 5.60% Notes due September 9, 2030 (the “5.60% Notes”). The 5.75% Sustainability-Linked Notes are “Sustainability-Linked Bonds” as described in the prospectus supplement dated September 5, 2023 relating to each of the 5.75% Sustainability-Linked Notes, 5.95% Notes and 5.60% Notes.
On February 15, 2024, the Company issued: (i) $500 million aggregate principal amount of 5.10% Sustainability-Linked Notes due February 15, 2034 (the “5.10% Sustainability-Linked Notes”); (ii) $700 million aggregate principal amount of 4.80% Notes due December 15, 2028 (the “4.80% Notes”); and (iii) $600 million aggregate principal amount of 4.95% Notes due February 18, 2031 (the “4.95% Notes”). The 5.10% Sustainability-Linked Notes are “Sustainability-Linked Bonds” as described in the prospectus supplement dated February 12, 2024 relating to each of the 5.10% Sustainability-Linked Notes, 4.80% Notes and 4.95% Notes.
MARKET PRICE AND TRADING VOLUME
The Common Shares are listed for trading on the TSX under the symbol “T” and the NYSE under the symbol “TU”. The following table sets forth the reported high and low closing sale prices and the aggregate volume of trading of the Common Shares on the TSX during the 12 months preceding the date of this Prospectus.
	Price Range
	High	Low	Volume
	($)	($)
2024
August 1	22.73	22.16	3,588,827
July	22.41	20.04	58,265,106
June	22.97	20.67	86,230,778
May	22.75	21.84	72,594,483
April	22.42	21.12	69,981,528
March	23.97	21.31	68,162,340
February	24.47	22.83	64,484,858
January	24.92	23.31	50,342,027
2023
December	25.94	23.19	64,997,918
November	24.62	22.42	48,190,657
October	23.07	21.16	48,247,652
September	24.04	21.81	56,305,417
August 2-31	24.18	22.28	56,464,198

DESCRIPTION OF DEBT SECURITIES
The following description of the terms of Debt Securities sets forth certain general terms and provisions of Debt Securities in respect of which a Prospectus Supplement may be filed. The particular terms and provisions of Debt Securities offered by any Prospectus Supplement will be described in any Prospectus Supplement filed in respect of such Debt Securities.
Debt Securities may be issued under an indenture dated May 22, 2001 (the “Canadian Trust Indenture”) between the Company and Montreal Trust Company of Canada (now Computershare Trust Company of Canada), as trustee (the “Canadian Trustee”), as supplemented by supplemental indentures applicable to specific Debt Securities (together with the Canadian Trust Indenture, the “Canadian Indenture”) or under an indenture dated September 19, 2016 (the “U.S. Trust Indenture”) between the Company, the Canadian Trustee and Computershare Trust Company, N.A., as U.S. trustee (the “U.S. Trustee” and together with the Canadian Trustee, the “Trustees”) as supplemented by supplemental indentures applicable to specific Debt Securities (together with the U.S. Trust Indenture, the “U.S. Indenture”). The following summary of certain provisions of the Canadian Indenture and the U.S. Indenture (together, the “Trust Indentures”) does not purport to be complete and is qualified in its entirety by reference to the applicable Trust Indenture and any applicable supplemental indentures. All capitalized terms are as defined in the applicable Trust Indenture (unless otherwise defined herein).
General
The Trust Indentures provide that Debt Securities may be issued thereunder from time to time in one or more series. Specific terms and conditions which apply to such series will be set out in a supplement to the applicable Trust Indenture, and any supplement in respect of a series of Debt Securities may modify, limit or otherwise remove any terms, covenants, restrictions and/or conditions set forth in the Canadian Trust Indenture or U.S. Trust Indenture, as applicable. The Debt Securities will be direct, unconditional and, unless otherwise indicated in the relevant Prospectus Supplement, unsecured obligations of the Company. As of June 30, 2024, $16.875 billion principal amount of Debt Securities are outstanding under the Canadian Trust Indenture and US$3.250 billion principal amount of Debt Securities are outstanding under the U.S. Trust Indenture.
With respect to Debt Securities issued under the Canadian Trust Indenture, the Prospectus Supplement relating to the particular Debt Securities offered thereby will describe the terms of such Debt Securities, including, where applicable:
(i)
the designation, aggregate principal amount and denominations of such Debt Securities;

(ii)
the price at which such Debt Securities will be issued or whether such Debt Securities will be issued on a non-fixed price basis;

(iii)
the date or dates on which such Debt Securities will mature and the portion (if less than all of the principal amount) of such Debt Securities to be payable upon declaration of an acceleration of maturity;

(iv)
the currency or currencies in which such Debt Securities are being sold and in which the principal of (and premium, if any), and interest, if any, on, such Debt Securities will be payable, whether the holder of any such Debt Securities or the Company may elect the currency in which payments thereon are to be made and, if so, the manner of such election;

(v)
whether the Debt Securities of such series are interest bearing and, in the case of interest bearing Debt Securities, the rate or rates (which may be fixed or variable) per annum at which such Debt Securities will bear interest, if any;

(vi)
the date from which interest on such Debt Securities, whether payable in cash, in kind, or in shares, will accrue, the date or dates on which such interest will be payable and the date on which payment of such interest will commence;

(vii)
the dates on which and the price or prices at which such Debt Securities will, pursuant to any required repayment provisions, or may, pursuant to any repurchase or redemption provisions, be repurchased, redeemed or repaid and the other terms and provisions of any such optional repurchase or redemption or required repayment;

(viii)
any special provisions for the payment of additional interest with respect to such Debt Securities;

(ix)
the general terms or provisions, if any, pursuant to which such Debt Securities are to be guaranteed or secured;

(x)
any exchange on which Debt Securities of a series will be listed;

(xi)
terms for any conversion or exchange into other securities;

(xii)
subordination terms, if any, of the Debt Securities of such series;

(xiii)
any special tax implications of or any special tax provision, or indemnities relating to Debt Securities of such series; and

(xiv)
any other terms of the Debt Securities of such series, including covenants and events of default which apply solely to a particular series of the Debt Securities being offered which do not apply generally to other Debt Securities, or any covenants or events of default generally applicable to the Debt Securities of such series which do not apply to a particular series of the Debt Securities.

With respect to Debt Securities issued under the U.S. Trust Indenture, the Prospectus Supplement relating to the particular Debt Securities offered thereby will describe the terms of such Debt Securities, including, where applicable:
(i)
the specific designation and the aggregate principal amount of the Debt Securities of such series;

(ii)
the extent and manner, if any, to which payment on or in respect of the Debt Securities of such series will be senior or will be subordinated to the prior payment of the Company’s other liabilities and obligations;

(iii)
the percentage or percentages of principal amount at which the Debt Securities of such series will be issued;

(iv)
the date or dates on which the principal of (and premium, if any, on) the Debt Securities of such series will be payable and the portion (if less than the principal amount) of the Debt Securities of such series to be payable upon a declaration of acceleration of maturity and/or the method by which such date or dates shall be determined or extended;

(v)
the rate or rates (whether fixed or variable) at which the Debt Securities of such series will bear interest, if any, and the date or dates from which such interest will accrue;

(vi)
the dates on which any interest will be payable and the regular record dates for the payment of interest on the Debt Securities of such series in registered form;

(vii)
the place or places where the principal of (and premium, if any, and interest, if any, on) the Debt Securities will be payable, and each office or agency where the Debt Securities of such series may be presented for registration of transfer or exchange;

(viii)
if other than U.S. dollars, the currency in which the Debt Securities of such series are denominated or in which currency payment of the principal of (and premium, if any, and interest, if any, on) such Debt Securities of such series will be payable;

(ix)
whether the Debt Securities of such series will be issuable in the form of one or more global securities and, if so, the identity of the depositary for the global securities;

(x)
any mandatory or optional redemption or sinking fund provisions;

(xi)
the period or periods, if any, within which, the price or prices at which, the currency in which and the terms and conditions upon which the Debt Securities of such series may be redeemed or purchased by the Company;

(xii)
the terms and conditions, if any, upon which holders may redeem the Debt Securities of such series prior to maturity and the price or prices at which and the currency in which the Debt Securities of such series are payable;

(xiii)
any index used to determine the amount of payments of principal of (and premium, if any, or interest, if any, on) the Debt Securities of such series;

(xiv)
the terms, if any, on which the Debt Securities may be converted or exchanged for other of the Company’s Debt Securities or Debt Securities of other entities;

(xv)
any other terms of the Debt Securities of such series, including covenants and events of default which apply solely to a particular series of the Debt Securities being offered which do not apply generally to other Debt Securities, or any covenants or events of default generally applicable to the Debt Securities of such series which do not apply to a particular series of the Debt Securities;

(xvi)
if other than The Depository Trust Company, the person designated as the depositary for the Debt Securities of such series;

(xvii)
any applicable material Canadian and U.S. federal income tax consequences;

(xviii)
whether and under what circumstances the Company will pay Additional Amounts (defined below under “Additional Amounts”) on the Debt Securities of such series in respect of certain taxes (and the terms of any such payment) and, if so, whether the Company will have the option to redeem the Debt Securities of such series rather than pay the Additional Amounts (and the terms of any such option);

(xix)
whether the payment of the Debt Securities will be guaranteed by any other person; and

(xx)
if other than denominations of US$2,000 and any integral multiple of US$1,000 in excess thereof, the denominations in which any securities of the series shall be issuable.

Unless otherwise indicated in the applicable Prospectus Supplement, the U.S. Trust Indenture does not afford holders of the Debt Securities the right to tender such Debt Securities to the Company in the event that the Company has a change in control.
Debt Securities issued under the U.S. Trust Indenture may be issued bearing no interest or at a discount below their stated principal amount. The Canadian and U.S. federal income tax consequences and other special considerations applicable to any such discounted Debt Securities or other Debt Securities offered and sold at par which are treated as having been issued at a discount for Canadian and/or U.S. federal income tax purposes will be described in the Prospectus Supplement relating to the Debt Securities.
Payment
Payment of principal of (and premium, if any on) Debt Securities will be made in the designated currency against surrender of such Debt Securities at the place or places specified in the applicable Prospectus Supplement. Payment of any instalment of interest on Debt Securities will be made to the Person (as defined under “— Certain Definitions” below) in whose name such Debt Security is registered at the close of business on the record date for such interest and may be made by electronic funds transfer.

Additional Amounts
All payments made by the Company under or with respect to the Debt Securities of each series issued under the U.S. Trust Indenture will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or therein or by any authority or agency thereof or therein having power to tax (collectively, “Taxes”) unless the Company is required to withhold or deduct Taxes by law or by the interpretation or administration thereof by the relevant government authority or agency. For each series of Debt Securities, if the Company is so required to withhold or deduct any amount for or on account of Taxes from any payment made under or with respect to such series of Debt Securities, the Company will pay such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each applicable holder or beneficial owner of Debt Securities (including Additional Amounts) after such withholding or deduction will not be less than the amount the applicable holder or beneficial owner would have received if such Taxes had not been withheld or deducted; provided that no Additional Amounts will be payable with respect to:
•
any payment to a holder or beneficial owner of Debt Securities who is liable for such Taxes in respect of such Debt Security (i) by reason of such holder of Debt Securities or beneficial owner being a person with whom the Company is not dealing at arm’s length for the purposes of the Income Tax Act (Canada) (the “Tax Act”); or (ii) by reason of the existence of any present or former connection between such holder of Debt Securities or beneficial owner (or between a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of power over, such holder of Debt Securities or beneficial owner, if such holder of Debt Securities or beneficial owner is an estate, trust, partnership, limited liability company or corporation) and Canada or any province or territory thereof or therein or agency thereof or therein other than the mere acquisition, holding, use or ownership or deemed holding, use or ownership, or receiving payments or enforcing any rights in respect of such Debt Security as a non-resident or deemed non-resident of Canada or any province or territory thereof or therein or agency thereof or therein;

•
any payment to a holder or beneficial owner of Debt Securities in respect of whom such Tax is required to be withheld or deducted by reason of the holder or beneficial owner being a person (i) who is, or does not deal at arm’s length with any person who is, a “specified shareholder” (as defined in subsection 18(5) of the Tax Act) of the Company; or (ii) who is an entity in respect of which the Company is a “specified entity” (as defined in subsection 18.4(1) of the Tax Act);

•
any Debt Security presented for payment more than 30 days after the later of (i) the date on which such payment first becomes due; or (ii) if the full amount of the monies payable has not been paid to the holders of Debt Securities on or prior to such date, the date on which the full amount of such monies has been paid to the holders of Debt Securities, except to the extent that the holder thereof would have been entitled to such Additional Amounts on presenting the same for payment on the last day of such period of 30 days;

•
any estate, inheritance, gift, sales, transfer, excise or personal property tax or any similar tax;

•
any Taxes imposed as a result of the failure of a holder or beneficial owner of Debt Securities to comply with certification, identification, declaration or similar reporting requirements concerning the nationality, residence, identity or connection with Canada or any province or territory thereof or therein or agency thereof or therein of the holder or beneficial owner of such Debt Security, if such compliance is required by statute or by regulation, as a precondition to the reduction of, or exemption from, such Taxes;

•
any Taxes which are payable otherwise than by withholding or deduction from any payment made under or with respect to the Debt Securities; or

•
any combination of the above items,

nor will such Additional Amounts be paid with respect to any payment on any Debt Security to a holder or beneficial owner of Debt Securities who is a fiduciary or partnership or other than the sole beneficial owner of such Debt Security to the extent that a beneficiary or settlor with respect to such fiduciary, or a member of such partnership or a beneficial owner thereof would not have been entitled to receive a payment of such Additional Amounts had such beneficiary, settlor, member or beneficial owner received directly its beneficial or distributive share of such payment.
Where Tax is payable pursuant to Section 803 of the Income Tax Regulations by a holder or beneficial owner of Debt Securities in respect of any amount payable under the Debt Securities to the holder of Debt Securities (other than by reason of a transfer of the Debt Securities to a person resident in Canada with whom the transferor does not deal at arm’s length for the purposes of the Tax Act), but no Additional Amount is paid in respect of such Tax, the Company will pay to the holder of Debt Securities an amount equal to such Tax within 45 days after receiving from the holder of Debt Securities a notice containing reasonable particulars of the Tax so payable, provided such holder or beneficial owner of Debt Securities would have been entitled to receive Additional Amounts on account of such Tax but for the fact that it is payable otherwise than by deduction or withholding from payments made under or with respect to the Debt Securities.

Whenever in the U.S. Trust Indenture or in any Debt Security there is mention, in any context, of the payment of principal of, or premium, interest or any other amount on any Debt Security, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.
The obligation to pay Additional Amounts will survive any termination or discharge of the U.S. Trust Indenture or the redemption, repayment or purchase of the Debt Securities.
Tax Redemption
The Debt Securities of each series issued under the U.S. Trust Indenture may be redeemed, in whole, but not in part, at the option of the Company at any time, on not fewer than 30 nor more than 60 days’ prior written notice, at 100% of the outstanding principal amount, together with accrued and unpaid interest thereon to the redemption date, in the event the Company delivers to the Trustees an opinion of independent Canadian tax counsel experienced in such matters to the effect that the Company has become or would become obligated to pay, on the next date on which any amount would be payable with respect to the applicable series of outstanding Debt Securities any Additional Amounts (as defined herein) as a result of a change in the laws (including any regulations promulgated thereunder) of Canada, or any province or territory thereof or therein or any agency thereof or therein having the power to tax, or any change in any official position regarding the application or interpretation of such laws or regulations, which change is announced or becomes effective on or after the date of the original issuance of the applicable series of Debt Securities; provided that the Company determines, in its business judgment, that the obligation to pay such Additional Amounts cannot be avoided by the use of reasonable measures available to the Company (not including substitution of the obligor under the applicable series of Debt Securities).
Negative Pledge
The Trust Indentures contain provisions to the effect that the Company will not, nor will it permit any Restricted Subsidiary (as defined under “— Certain Definitions” below) to, create or assume any Lien (as defined under “— Certain Definitions” below) (other than Permitted Liens (as defined herein)) upon any present or future Principal Property (as defined under “— Certain Definitions” below), or any Property (as defined under “— Certain Definitions” below), which, together with any other Property subject to Liens in the same transaction or a series of related transactions, would in the aggregate constitute a Principal Property, of the Company or any Restricted Subsidiary, to secure Indebtedness (as defined under “— Certain Definitions” below) of the Company or a Restricted Subsidiary (the “Negative Pledge”) unless the Debt Securities, other than Debt Securities which by their terms do not have the benefit of the Negative Pledge (together with, if the Company shall so determine, any other Indebtedness of the Company or any Restricted Subsidiary ranking at least equally with the Debt Securities then existing or thereafter created), shall be concurrently secured equally and rateably with (or prior to) such other Indebtedness so long as such Lien is outstanding.
The restrictions set forth above shall not apply to “Permitted Liens”, which are defined in the Trust Indentures to include:
(i)
with respect to any series of Debt Securities, Liens existing on the Closing Date (as defined under “— Certain Definitions” below) for such series;

(ii)
Liens on any Property of any Person existing at the time such Person becomes a Restricted Subsidiary, or at the time such Person amalgamates or merges with the Company or a Restricted Subsidiary, which Liens are not created in contemplation of such Person becoming a Restricted Subsidiary or effecting such amalgamation or merger;

(iii)
Liens on any Property, including any improvements from time to time on such property, existing at the time such Property is acquired by the Company or a Restricted Subsidiary, including any acquisition by means of amalgamation, consolidation or merger, or Liens to secure the payment of all or any part of the purchase price of such Property upon the acquisition of such Property by the Company or a Restricted Subsidiary or to secure any Indebtedness incurred prior to, at the time of, or within 270 days after, the later of the date of acquisition of such Property and the date such Property is placed in service, for the purpose of financing all or any part of the purchase price thereof, or Liens to secure any Indebtedness incurred for the purpose of financing the cost to the Company or a Restricted Subsidiary of improvements to such acquired Property or to secure any indebtedness incurred for the purpose of financing all or any part of the purchase price or the cost of construction of the Property subject to such Liens;

(iv)
Liens securing any Indebtedness of a Restricted Subsidiary owing to the Company or to another Restricted Subsidiary;

(v)
Liens on Property of the Company or a Restricted Subsidiary securing indebtedness or other obligations issued by Canada or the United States of America or any province, state or any department, agency or instrumentality or political subdivision of Canada or the United States of America or any state, or by any other country or any political subdivision of any other country, for the purpose of financing all or any part of the purchase price of, or, in the case of real property, the cost of construction on or improvement of, any property or assets subject to the Liens, including Liens incurred in connection with pollution control, industrial revenue or similar financings;

(vi)
Liens securing any extension, renewal or replacement (or successive extensions, renewals or replacements) in whole or in part of any Permitted Lien pursuant to the Trust Indentures; provided, however, that such new Lien is limited to the Property which was subject to the prior Lien immediately before such extension, renewal or replacement, and provided, further, that the principal amount of Indebtedness secured by the prior Lien immediately prior to such extension, renewal or replacement is not increased;

(vii)
any other Liens not otherwise qualifying as a Permitted Lien provided that, at the applicable time, the aggregate principal amount of the Indebtedness secured by all such other Liens, when added to the Attributable Debt (as defined under “— Certain Definitions” below) determined at such time of the then outstanding Unrestricted Sale and Lease-Back Transactions (as defined under “— Limitation on Sale and Lease-Back Transactions” below) to which the Company or a Restricted Subsidiary is a party, does not exceed 15% of the then applicable Consolidated Net Tangible Assets (as defined under “— Certain Definitions” below);

(viii)
any interest or title of a lessor in the property subject to any capitalized lease or operating lease; and

(ix)
any other Liens identified in the Prospectus Supplement relating to the series of Debt Securities issued.

Limitation on Sale and Lease-Back Transactions
The Trust Indentures contain provisions to the effect that neither the Company nor any Restricted Subsidiary may enter into any Sale and Lease-Back Transaction (as defined under “— Certain Definitions” below), except for:
(i)
any Sale and Lease-Back Transaction constituting a Permitted Lien under the Trust Indentures (other than clause (vii) or (viii)) under “Negative Pledge” above;

(ii)
any Sale and Lease-Back Transaction that is not otherwise permitted under clause (i) above or (iii) below, and in respect of which the Company or such Restricted Subsidiary would be entitled, in the manner described under “Negative Pledge” above, to incur Indebtedness secured by a Lien on the applicable Property at least equal in amount to the Attributable Debt in respect of such Sale and Lease-Back Transaction without equally and rateably securing the Debt Securities (any Sale and Lease-Back Transaction entered into in compliance with this clause (ii) being an “Unrestricted Sale and Lease-Back Transaction”); or

(iii)
any Sale and Lease-Back Transaction if the Company or such Restricted Subsidiary shall apply or cause to be applied, in the case of such sale or transfer for cash, an amount equal to the greater of the fair market value of the Principal Property sold or transferred and leased back pursuant to such Sale and Lease-Back Transaction or the net proceeds of such Sale and Lease-Back Transaction and, in the case of such sale or transfer otherwise than for cash, an amount equal to the fair market value of the Principal Property sold or transferred and leased back pursuant to such Sale and Lease-Back Transaction, to (a) the retirement (other than any mandatory retirement), within 180 days after the effective date of such Sale and Lease-Back Transaction, of Indebtedness of the Company (which may but need not include any Debt Securities) ranking on a parity with, or prior to, such Debt Securities and owing to a Person other than the Company or any Affiliate (as defined under “— Certain Definitions” below) of the Company, or (b) the purchase, construction or improvement of real property or personal property used by the Company or its Restricted Subsidiaries in the ordinary course of business.

Modification of the Trust Indentures
With certain exceptions, the Trust Indentures, the rights and obligations of the Company and the rights of the holders of a particular series of Debt Securities may be modified by the Company with the consent of the holders of not less than a majority in aggregate principal amount of such series of Debt Securities or a majority in principal amount of such series voted at a duly constituted meeting.
Under the Canadian Trust Indenture, no such modification may be made which would: (i) reduce in any manner the amount of, or change the currency of payment of, or delay the time of any payments (whether of principal, premium, interest or otherwise); (ii) change the definition of or the manner of calculating amounts (including any change in the applicable rate or rates of interest) to which any holder is entitled; or (iii) reduce the above-stated percentage of Debt Securities of such series, in each case without the consent of the holder of each Debt Security of such series so affected or the consent of 100% of the principal amount of such the Debt Securities of such series voted at a duly constituted meeting.
Under the U.S. Trust Indenture, no such modification may be made which would: (i) change the stated maturity of the principal of (or premium, if any), or any instalment of interest, if any, on any Debt Security; (ii) reduce the principal amount of (or premium, if any, or interest, if any, on) any Debt Security; (iii) reduce the amount of principal of a Debt Security payable upon acceleration of the maturity thereof; (iv) change the place of payment; (v) change the currency of payment of principal of (or premium, if any, or interest, if any, on) any Debt Security; (vi) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security; (vii) reduce the percentage of principal amount of outstanding Debt Securities of such series, the consent of the holders of which is required for modification or amendment of the U.S. Trust Indenture or for waiver of compliance with certain provisions of the U.S. Trust Indenture or for waiver of certain defaults; or modify any provisions of the U.S. Trust Indenture relating to the modification and amendment of the U.S. Trust Indenture or the waiver of past defaults or covenants except as otherwise specified in the U.S. Trust Indenture, in each case without the consent of the holder of each Debt Security of such series so affected or the consent of 100% of the principal amount of such the Debt Securities of such series voted at a duly constituted meeting.
Events of Default
The Trust Indentures provide that an event of default with respect to any series of Debt Securities means any one of the following events (whatever the reason for such event of default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any government authority):
(i)
a default in the payment by the Company of the principal of (or premium, if any, on) any Debt Securities of such series when the same becomes due and payable at maturity, upon acceleration, redemption or otherwise, or in any obligation to repurchase Debt Securities of such series when required pursuant to the Indentures;

(ii)
a default in the payment by the Company of interest on any Debt Securities of such series when the same becomes due and payable, and such default continues for a period of 30 days;

(iii)
a default by the Company in the performance of or breach of any other covenant or agreement of the Company with respect to such series of Debt Securities and such default or breach continues for a period of 60 days after written notice to the Company by the applicable Trustee or the holders of at least 25% of the unpaid aggregate principal amount of the outstanding Debt Securities of such series;

(iv)
if any representation or warranty made by the Company in relation to a series of Debt Securities was incorrect in any material respect when made and, if it is capable of being corrected with reference to the presently existing facts and circumstances, such representation or warranty is not corrected within 60 days after written notice to the Company by the applicable Trustee or the holders of at least 25% of the unpaid aggregate principal amount of the outstanding Debt Securities of such series;

(v)
any failure by the Company or any Subsidiary to pay when due or within any applicable grace period, any payment of Indebtedness of the Company or any Subsidiary in an aggregate principal amount in excess of US$75 million (or its equivalent in any other currency or currencies), or any default occurs in respect of any Indebtedness of the Company or any Subsidiary in respect of any series of Debt Securities having an aggregate principal amount exceeding US$75 million (or its equivalent in any other currency or currencies) after the expiration of any applicable grace period, if such default has resulted in such Indebtedness in excess of such aggregate principal amount becoming due prior to its stated maturity;

(vi)
a distress, attachment, execution or other similar legal process for any amount exceeding US$75 million (or its equivalent in any other currency or currencies) is levied or enforced against any part of the Property of the Company or any Subsidiary and such distress, attachment, execution or similar legal process has not been paid out, satisfied or withdrawn within 60 days of the date of such levy or enforcement; or

(vii)
certain events of bankruptcy, insolvency or reorganization of the Company or any Subsidiary.

Under each of the Trust Indentures, the Company is required to file with the applicable Trustee an annual officers’ certificate as to the absence of certain defaults under the applicable Trust Indenture.
The Canadian Trust Indenture provides that if an event of default (other than an event of default specified in clause (vii) above in relation to the Company) shall occur and be continuing with respect to a series of Debt Securities issued thereunder, the Canadian Trustee may in its discretion and shall upon request of the holders of not less than 25% in principal amount of the outstanding Debt Securities of such series declare the principal of, together with accrued interest on, all Debt Securities of such series to be due and payable. In certain cases, the holders of a majority in aggregate principal amount of such series of Debt Securities or a majority in principal amount of such series voted at a duly constituted meeting may on behalf of the holders of all such Debt Securities waive any past default or event of default and rescind and annul any such declaration and its consequences.
The Canadian Trust Indenture further provides that if an event of default specified in clause (vii) above in relation to the Company occurs, the principal of and any accrued interest on the Debt Securities then outstanding shall become immediately due and payable; provided however that at any time after an automatic acceleration with respect to the Debt Securities has been made, the holders of a majority in aggregate principal amount of such series of Debt Securities or a majority in principal amount of such series voted at a duly constituted meeting may, under certain circumstances, rescind and annul such acceleration and its consequences.
The Canadian Trust Indenture contains a provision entitling the Canadian Trustee, subject to its duty during a default to act with the required standard of care, to be indemnified by the holders of Debt Securities of such series before proceeding to exercise any right or power under the Canadian Trust Indenture at the request of such holders. The Canadian Trust Indenture provides that no holder of Debt Securities of any series may pursue a remedy with respect to the Canadian Trust Indenture except in the case of failure of the applicable Canadian Trustee to act.
The U.S. Trust Indenture provides that if an event of default under the U.S. Trust Indenture occurs and is continuing with respect to any series of the Debt Securities issued thereunder, then and in every such case the Trustees or the holders of not less than 25% in aggregate principal amount of the outstanding Debt Securities of such affected series may, subject to any subordination provisions thereof, declare the entire principal amount (or, if the Debt Securities of that series are original issue discount Debt Securities, such portion of the principal amount as may be specified in the terms of that series) of all Debt Securities of such series and all accrued and unpaid interest thereon to be immediately due and payable. However, at any time after a declaration of acceleration with respect to any series of the Debt Securities has been made, but before a judgment or decree for payment of the money due has been obtained, the holders of a majority in principal amount of the outstanding Debt Securities of that series, by written notice to the Company and the Trustees under certain circumstances, may rescind and annul such acceleration.
With respect to Debt Securities issued under the U.S. Trust Indenture, reference is made to the applicable Prospectus Supplement or supplements relating to each series of the Debt Securities which are original issue discount Debt Securities for the particular provisions relating to acceleration of the maturity of a portion of the principal amount of such original issue discount securities upon the occurrence of any event of default and the continuation thereof.
Defeasance
Defeasance of Certain Obligations under the Canadian Trust Indenture
If the supplement to the Canadian Trust Indenture so provides, the Company may elect, with respect to any series of Debt Securities, either to be (a) discharged from its obligations in respect of such Debt Securities, or (b) released from its obligations under positive and negative covenants (other than its covenant to maintain its existence and pay the principal, premium, interest and other amounts on such Debt Securities) and the occurrence of certain events will be deemed not to be or result in a default or event of default. Following such election, the Company will be so discharged or released, provided:
(i)
the Company has, at least 91 days prior to such discharge becoming effective, irrevocably deposited with the Canadian Trustee, as specific security pledged for, and dedicated solely to, the due payment and ultimate satisfaction of all of its obligations under the Canadian Trust Indenture with respect to the Debt Securities of the series affected, and free and clear of any Lien, (a) funds in the currency or currencies in which such Debt Securities are payable, and/or (b) an amount of direct obligations of, or obligations the payment of principal of and interest, if any, on which are fully guaranteed by, the government that issued the currency or currencies in which Debt Securities of such series are payable, and that are not subject to prepayment, redemption or call, as will together with the predetermined and certain income to accrue thereon without consideration of any reinvestment thereof, be sufficient (in the case of such obligations, through the payment of interest and principal thereunder) to pay (x) the principal of (and premium, if any) and interest and other amounts on the outstanding Debt Securities of the particular series on their stated due dates or maturity, as the case may be, and (y) any mandatory prepayments on the day on which such prepayments are due and payable;

(ii)
the Company shall have delivered to the Canadian Trustee an opinion of counsel to the effect that the holders of the Debt Securities affected will not recognize income, gain or loss for Canadian federal income tax purposes as a result of such defeasance in respect of the Company’s obligations and will be subject to Canadian federal income tax on the same basis as if such defeasance had not occurred;

(iii)
such defeasance will not result in a breach or violation of, or constitute a default under, the Canadian Trust Indenture or any other material agreement or instrument to which the Company is a party or by which it is bound;

(iv)
no event of default with respect to the Debt Securities of such series or event that, with notice or lapse of time, would become such an event of default shall have occurred and be continuing on the date of such deposit;

(v)
if the Debt Securities affected are listed on any stock exchange or securities exchange, the Company shall have delivered to the Canadian Trustee an opinion of counsel to the effect that such deposit and defeasance will not cause such Debt Securities to be delisted; and

(vi)
the Company shall have delivered to the Canadian Trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent to the defeasance have been satisfied.

Defeasance of Certain Obligations under the U.S. Trust Indenture
The U.S. Trust Indenture provides that, at the Company’s option, the Company will be discharged from any and all obligations in respect of the outstanding Debt Securities of any series upon irrevocable deposit with the Trustees, in trust, of money and/or Government Obligations (as defined under “— Certain Definitions” below) which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent chartered professional accountants (as evidenced by an officer’s certificate delivered to the Trustees) to pay the principal of (and premium, if any, and each instalment of interest, if any, and, to the extent applicable, any Additional Amounts on) the outstanding Debt Securities of such series (hereinafter in this section referred to as a “defeasance”) (except with respect to the authentication, transfer, exchange or replacement of the Debt Securities or the maintenance of a place of payment and certain other obligations set forth in the U.S. Trust Indenture). Such trust may only be established if among other things:
•
the Company has delivered to the Trustees an opinion of counsel in the United States stating that (i) the Company has received from, or there has been published by, the Internal Revenue Service a ruling, or (ii) since the date of execution of the U.S. Trust Indenture, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that the holders of the outstanding Debt Securities of such series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred;

•
the Company has delivered to the Trustees an opinion of counsel in Canada or a ruling from the Canada Revenue Agency (or successor agency) to the effect that the holders of the outstanding Debt Securities of such series should not recognize income, gain or loss for Canadian federal or provincial income tax purposes as a result of such defeasance and should be subject to Canadian federal or provincial income tax on the same amounts, in the same manner and at the same times as would have been the case had such defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of the outstanding Debt Securities of such series include holders who are not resident in Canada);

•
no event of default or event that, with the passing of time or the giving of notice, or both, shall constitute an event of default shall have occurred and be continuing on the date of such deposit;

•
the Company is not an “insolvent person” within the meaning of the Bankruptcy and Insolvency Act (Canada) on the date of such deposit or at any time during the period ending on the 91st day following such deposit; and

•
the Company shall have delivered to the Trustees an officers’ certificate and an opinion of counsel, each stating that all conditions precedent to the defeasance have been satisfied.

The Company may exercise its defeasance option notwithstanding the Company’s prior exercise of its covenant defeasance option described in the following paragraph if the Company meets the conditions described in the preceding sentence at the time it exercises the defeasance option.
The U.S. Trust Indenture provides that, at the Company’s option, unless and until the Company has exercised its defeasance option described in the preceding paragraph, the Company may omit to comply with the “Negative Pledge” covenant, certain aspects of the “Amalgamation, Consolidation, Conveyance, Transfer or Lease” covenant and certain other covenants and such omission shall not be deemed to be an event of default under the U.S. Trust Indenture and the outstanding Debt Securities upon irrevocable deposit with the Trustees, in trust, of money and/or government securities which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent chartered professional accountants (as evidenced by an officer’s certificate delivered to the Trustees) to pay the principal of (and premium, if any, and each instalment of interest, if any, and, to the extent applicable, any Additional Amounts on) the outstanding Debt Securities (hereinafter in this section referred to as “covenant defeasance”). If the Company exercises its covenant defeasance option, the obligations under the U.S. Trust Indenture other than with respect to such covenants and the events of default other than with respect to such covenants shall remain in full force and effect. Such trust may only be established if, among other things:
•
the Company has delivered to the Trustees an opinion of counsel in the United States to the effect that the holders of the outstanding Debt Securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred;

•
the Company has delivered to the Trustees an opinion of counsel in Canada or a ruling from the Canada Revenue Agency to the effect that the holders of the outstanding Debt Securities should not recognize income, gain or loss for Canadian federal or provincial income or other tax purposes as a result of such covenant defeasance and should be subject to Canadian federal or provincial income and other tax on the same amounts, in the same manner and at the same times as would have been the case had such covenant defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of the outstanding Debt Securities include holders who are not resident in Canada);

•
no event of default or event that, with the passing of time or the giving of notice, or both, shall constitute an event of default shall have occurred and be continuing on the date of such deposit; and

•
the Company is not an “insolvent person” within the meaning of the Bankruptcy and Insolvency Act (Canada) on the date of such deposit or at any time during the period ending on the 91st day following such deposit.

Other Defeasance Arrangements
If so described in the Prospectus Supplement related to Debt Securities of a specific series, the Company may enter into certain other arrangements providing for the due payment and ultimate satisfaction of its obligations with respect to such series of Debt Securities by the deposit with the applicable Trustee of funds or obligations of the type referred to under “— Defeasance of Certain Obligations under the Canadian Trust Indenture” and “— Defeasance of Certain Obligations under the U.S. Trust Indenture” above, as applicable. The Prospectus Supplement will more fully describe the provisions, if any, relating thereto.
Amalgamation, Consolidation, Conveyance, Transfer or Lease
The Trust Indentures provide that the Company will not consolidate, merge or amalgamate with any other Person or effect any conveyance, sale, transfer or lease of its Property substantially as an entirety, unless, in such case:
(i)
the Person formed by such consolidation or amalgamation or with which the Company is merged (or the Person that leases or that acquires by conveyance, sale or transfer the Property of the Company substantially as an entirety) (such Person being referred to as the “Successor Corporation”) is a corporation organized and validly existing under the laws of Canada or any province thereof;

(ii)
the Successor Corporation shall expressly, by supplemental indenture, assume and become bound by the obligations of the Company under the terms of the Canadian Indenture or U.S. Indenture, as applicable;

(iii)
after giving effect to such transaction no default or event of default is or will be occurring under the applicable Trust Indenture or in respect of the Debt Securities of any series issued pursuant to the applicable Trust Indenture; and

(iv)
the Company delivers to the Trustees an officer’s certificate and opinion of counsel confirming that the foregoing conditions have been met.

Governing Law
The Canadian Trust Indenture is governed by, and construed in accordance with, the laws of the Province of Ontario and the U.S. Trust Indenture is governed by, and construed in accordance with, the laws of the State of New York.
Certain Definitions
(i)
“Affiliate” means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person.

(ii)
“Attributable Debt” shall mean, in respect of a Sale and Lease-Back Transaction, at the time of determination, the Capital Lease Obligations under the Capital Lease resulting from such Sale and Lease-Back Transaction as reflected on the consolidated balance sheet of the Company. Attributable Debt may be reduced by the present value of the rental obligations, calculated on the same basis that any sublessee has for all or part of the same property.

(iii)
“Capital Lease” means a lease that is required to be capitalized for financial reporting purposes in accordance with Canadian generally accepted accounting principles consistently applied.

(iv)
“Capital Lease Obligations” means indebtedness represented by obligations under a Capital Lease. The amount of indebtedness will be the capitalized amount of the obligations determined in accordance with Canadian generally accepted accounting principles consistently applied.

(v)
“Closing Date” means the date on which the Debt Securities are issued.

(vi)
“Consolidated Net Tangible Assets” means the consolidated total assets of TELUS and its Subsidiaries as reflected in TELUS’ most recent consolidated balance sheet preceding the date of determination prepared in accordance with Canadian generally accepted accounting principles consistently applied, less (a) current liabilities, excluding the amount of those which are by their terms extendable or renewable at the option of the obligor to a date more than 12 months after the date as of which the amount is being determined and current maturities of long-term debt and Capital Lease Obligations, and (b) goodwill, tradenames, trademarks, patents, minority interests of others, unamortized debt discount and expense and other similar intangible assets, excluding any investments in permits, licenses and the subscriber base.

(vii)
“Currency” means any currency or currencies or composite currency issued by the government of one or more countries or by any recognized confederation or association of such governments.

(viii)
“Government Obligations” means, unless otherwise specified with respect to any series of Securities pursuant to the U.S. Trust Indenture, securities which are (i) direct obligations of the government which issued the Currency in which the Securities of a particular series are payable or (ii) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the government which issued the Currency in which the Securities of such series are payable, the payment of which is unconditionally guaranteed by such government, which, in either case, are full faith and credit obligations of such government payable in such Currency and are not callable or redeemable at the option of the issuer thereof and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such Government Obligation or a specific payment of interest on or principal of any such Government Obligation held by such custodian for the account of the holder of a depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of interest or principal of the Government Obligation evidenced by such depository receipt.

(ix)
“Indebtedness” means, with respect to any Person, (without duplication) (a) any liability of such Person (1) for borrowed money, or under any reimbursement obligation relating to a letter of credit, or (2) evidenced by a bond, note, debenture or similar instrument (including a purchase money obligation arising in connection with the acquisition of any businesses, properties or assets of any kind, other than a trade payable or a current liability arising in the ordinary course of business), or (3) for the payment of Capital Lease Obligations; (b) any liability of others described in the preceding clause (a) that the Person has guaranteed or that is otherwise its legal liability; (c) any amendment, supplement, modification, deferral, renewal, extension or refunding of any liability of the types referred to in clauses (a) and (b) above; and (d) in the case of any Restricted Subsidiary, the aggregate amount at which any preference shares of such Restricted Subsidiary are redeemable or retractable at the option of the holder (excluding any such preference shares that are owned by the Company or any Restricted Subsidiary).

(x)
“Lien” means any mortgage, pledge, lien, security interest, charge or other encumbrance or preferential arrangement (including any conditional sale or other title retention agreement or lease in the nature thereof other than a title retention agreement in connection with the purchase of goods in the ordinary course of business which is outstanding for not more than 90 days).

(xi)
“Person” means any natural person, corporation, firm, partnership, joint venture or other unincorporated association, trust, government or governmental authority and pronouns have a similar extended meaning.

(xii)
“Principal Property” means at any time any Property which has a fair market value or a book value in excess of US$5 million (or its equivalent in any other currency or currencies).

(xiii)
“Property” means any asset, revenue or any other property or property right or interest, whether tangible or intangible, real or personal, including, without limitation, any right to receive income.

(xiv)
“Restricted Subsidiary” means (a) TELUS Communications Inc., (b) TELUS International (Cda) Inc., and (c) at any time any other Subsidiary of TELUS, if at the end of the most recent fiscal quarter for which the Company has issued its financial statements, the total assets of such Subsidiary exceeds 10% of the consolidated assets of TELUS and its Subsidiaries, determined in accordance with Canadian generally accepted accounting principles consistently applied, provided that Restricted Subsidiary shall not include any Subsidiary that is principally engaged in the wireless business or TELUS Quebec Inc.

(xv)
“Sale and Lease-Back Transaction” means any transaction or series of related transactions pursuant to which the Company or any Restricted Subsidiary sells or transfers any Principal Property, or any Property which together with any other Property subject to the same transaction or series of related transactions would in the aggregate constitute a Principal Property, of the Company or such Restricted Subsidiary to any Person and leases back such Principal Property (or other Properties) by way of a Capital Lease Obligation but does not include (a) any Sale and Lease-Back Transaction between the Company and its Restricted Subsidiaries or between Restricted Subsidiaries, or (b) any Sale and Lease-Back Transaction where the term of the lease back is less than three years.

(xvi)
“Securities” means unsecured debentures, notes or other evidences of indebtedness issued under the U.S. Trust Indenture.

(xvii)
“Subsidiary” means any company or other business entity which the Company owns or controls (either directly or through one or more other Subsidiaries) more than 50% of the issued share capital or other ownership interest, in each case having ordinary voting power to elect directors, managers or trustees of such company or other business entity (whether or not capital stock or other ownership interest or any other class or classes shall or might have voting power upon the occurrence of any contingency).

DESCRIPTION OF SHARE CAPITAL
General
The following sets forth the terms and provisions of the existing capital of the Company. The particular terms and provisions of the Equity Securities offered by a Prospectus Supplement and the extent to which these general terms and provisions apply will be described in such Prospectus Supplement. The Company is authorized under its Notice of Articles to issue up to 1,000,000,000 shares of each class of first preferred shares (the “First Preferred Shares”), second preferred shares (the “Second Preferred Shares”) and up to 4,000,000,000 Common Shares. The following summary of certain of the rights and attributes of each class of Equity Securities does not purport to be complete and is qualified in its entirety by reference to the articles of the Company.
First Preferred Shares
Shares Issuable in Series
The First Preferred Shares may be issued at any time or from time to time in one or more series. Before any shares of a series are issued, the Board of Directors of the Company shall fix the number of shares that will form such series and shall, subject to the limitations set out in the articles of the Company, determine the designation, rights, privileges, restrictions and conditions to be attached to the First Preferred Shares of such series, except that no series shall be granted the right to vote at a general meeting of the shareholders of the Company or the right to be convertible or exchangeable for Common Shares, directly or indirectly.
Priority
The First Preferred Shares of each series shall rank on a parity with the First Preferred Shares of every other series with respect to dividends and return of capital and shall be entitled to a preference over the Second Preferred Shares and the Common Shares and over any other shares ranking junior to the First Preferred Shares with respect to priority in payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding-up its affairs.
Voting Rights
Except as required by law, holders of the First Preferred Shares as a class shall not be entitled to receive notice of, to attend or to vote at any meeting of the shareholders of the Company, provided that the rights, privileges, restrictions and conditions attached to the First Preferred Shares as a class may be added to, changed or removed only with the approval of the holders of the First Preferred Shares given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution signed by the holders of not less than two-thirds of the First Preferred Shares then outstanding, or passed by an affirmative vote of at least two-thirds of the votes cast at a meeting of the holders of the First Preferred Shares duly called for that purpose.
Second Preferred Shares
Shares Issuable in Series
The Second Preferred Shares may be issued at any time or from time to time in one or more series. Before any shares of a series are issued, the Board of Directors of the Company shall fix the number of shares that will form such series and shall, subject to the limitations set out in the articles of the Company, determine the designation, rights, privileges, restrictions and conditions to be attached to the Second Preferred Shares of such series, except that no series shall be granted the right to vote at a general meeting of the shareholders of the Company or the right to be convertible or exchangeable for Common Shares, directly or indirectly.
Priority
The Second Preferred Shares of each series shall rank on a parity with the Second Preferred Shares of every other series with respect to dividends and return of capital and shall, subject to the prior rights of the holders of the First Preferred Shares, be entitled to a preference over the Common Shares and over any other shares ranking junior to the Second Preferred Shares with respect to priority in payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding-up its affairs.

Voting Rights
Except as required by law, holders of the Second Preferred Shares as a class shall not be entitled to receive notice of, to attend or to vote at any meeting of the shareholders of the Company, provided that the rights, privileges, restrictions and conditions attached to the Second Preferred Shares as a class may be added to, changed or removed only with the approval of the holders of the Second Preferred Shares given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution signed by the holders of not less than two-thirds of the Second Preferred Shares then outstanding, or passed by an affirmative vote of at least two-thirds of the votes cast at a meeting of the holders of the Second Preferred Shares duly called for that purpose.
Common Shares
Priority
The holders of Common Shares shall be entitled to participate equally with each other as to dividends and the Company shall pay dividends thereon, as and when declared by the Board of Directors of the Company out of monies properly applicable to the payment of dividends, in amounts per share and at the same time on all such Common Shares at the time outstanding as the Board of Directors of the Company may from time to time determine. In the event of the liquidation, dissolution or winding-up of the Company or other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs, all the property and assets of the Company which remain after payment to the holders of any shares ranking in priority to the Common Shares in respect of payment upon liquidation, dissolution or winding-up of all amounts attributed and properly payable to such holders of such other shares in the event of such liquidation, dissolution or winding-up or distribution, shall be paid and distributed equally, share for share, to the holders of the Common Shares, without preference or distinction.
Voting Rights
The holders of the Common Shares shall be entitled to receive notice of and to attend (in person or by proxy) and be heard at all general meetings of the shareholders of the Company (other than separate meetings of the holders of shares of any other class of shares of the Company or any other series of shares of such other class of shares) and to vote at all such general meetings with each holder of Common Shares being entitled to one vote per Common Share held at all such meetings.
Ownership and Voting Restrictions
Non-Canadian persons shall not beneficially own or control, otherwise than by way of security only, in the aggregate more than the Restricted Percentage (as defined below) of the issued and outstanding voting shares of the Company (the “non-Canadian share constraint”). The Restricted Percentage is the maximum percentage of the issued and outstanding voting shares of the Company that may be beneficially owned or controlled, otherwise than by way of security only, by non-Canadian persons without rendering any subsidiary of the Company ineligible to operate as a telecommunications common carrier pursuant to the Telecommunications Act, or to be granted a licence under the Broadcasting Act or the Radiocommunication Act.
The power of the Company to issue any voting shares and to restrict the right of any holder of voting shares of the Company to transfer or vote such voting shares is as provided in the Telecommunications Regulations, the Broadcasting Direction and the Radiocommunication Regulations, as amended from time to time (collectively, the “Applicable Regulations”) or in the articles of the Company. The Company has the power to suspend voting rights, to refuse the transfer of shares, to redeem or purchase, or to sell or to require the sale of voting shares of the Company as provided in the Applicable Regulations or the articles of the Company, for the purpose of ensuring that any subsidiary of the Company is not ineligible to operate as a telecommunications common carrier pursuant to the Telecommunications Act, or to be granted a licence under the Broadcasting Act or the Radiocommunication Act.
In addition to declarations which may be requested by the Company pursuant to the Applicable Regulations, the Company may request that a person who (i) is or proposes to be a registered holder of voting shares of the Company; (ii) holds or proposes to hold or is believed by the Company to hold voting shares of the Company on behalf of another person, other than as a registered holder; (iii) subscribes for voting shares of the Company; (iv) requests registration of a transfer of voting shares of the Company; (v) requests a change in registration of voting shares of the Company; or (vi) elects to convert or exchange any securities into or for voting shares of the Company, file a declaration with the Company or its transfer agent within the time limit prescribed in the request. The person to whom a request is made pursuant to the articles of the Company shall submit the declaration in a form authorized by the Company, and shall contain the information requested by the Company to enable the Company to determine whether the non-Canadian share constraint is being or may be contravened.

Notwithstanding any other provision of the articles of the Company or the rules or operating procedures established pursuant to the articles of the Company, a contravention of the non-Canadian share constraint shall have no consequences except those that are expressly provided for in the articles of the Company or the Applicable Regulations. For greater certainty, but without limiting the generality of the foregoing, (i) no transfer, issue or ownership of, and no title to, voting shares of the Company; (ii) no resolution of shareholders (except to the extent that the result thereof is affected as a result of a determination pursuant to the Applicable Regulations to suspend the voting rights of any voting shareholders); and (iii) no act of the Company, including any transfer of property to or by the Company, shall be invalid or otherwise affected by any contravention of the non-Canadian share constraint or the failure to make the adjustment in voting as may be required or permitted pursuant to the Applicable Regulations.
In administering the ownership restriction provisions of the articles of the Company and the Applicable Regulations, including, without limitation, in making any directors’ determination, the Company and any of its directors, officers, employees and agents may rely on, among other things, the Company’s central securities register.
The ownership restriction provisions of the articles of the Company shall cease to be binding on the Company and its shareholders upon the repeal of the Applicable Regulations, and shall cease to be applicable and binding to the extent permitted by all of the Telecommunications Act, the Radiocommunication Act and the Broadcasting Act, from time to time.
TELUS Shareholder Rights Plan
TELUS first adopted a shareholder rights plan in March 2000. In May 2010, the holders of the Common Shares and Non-Voting Shares ratified a substantially similar shareholder rights plan. On May 9, 2013, the holders of the Common Shares approved the amendment of, and reconfirmation of, the shareholder rights plan (the “Rights Plan”), which among other things, reflects the elimination of the Non-Voting Share class from TELUS’ authorized share structure, and at the annual general meeting held on May 5, 2016, the holders of the Common Shares approved the reconfirmation of the Rights Plan. Under the Rights Plan, TELUS issued one right (a “Right”) in respect of each Common Share outstanding as at such date. On May 9, 2019, the holders of the Common Shares ratified and confirmed a new shareholder rights plan (the “New Rights Plan”). The terms of the New Rights Plan are substantially similar to the terms of the Rights Plan and rights plans adopted recently by other Canadian issuers. The primary substantive differences between the New Rights Plan and the Rights Plan are to reflect changes to the take-over bid regime that were adopted in 2016 by the Canadian Securities Administrators, including to amend the definition of a Permitted Bid to provide that it must be outstanding for a minimum period of 105 days or such shorter period (determined in accordance with specific provisions of Canadian securities laws) that a take-over bid must remain open for deposits of securities. The New Rights Plan has a term of nine years subject to approval of its continuance by the shareholders of the Company at the annual meeting of the Company in 2025. The shareholders of the Company approved the continuance of the New Rights Plan at the annual general meeting of the Company held on May 6, 2022. The Rights will separate from the Common Shares and will be exercisable ten trading days after a person has acquired, or commences to acquire, 20% or more of the Common Shares, other than by acquisition pursuant to a takeover bid permitted by the New Rights Plan (a “Permitted Bid”). The acquisition by any person (an “Acquiring Person”) of more than 20% of the Voting Shares (as defined in the New Rights Plan), other than by way of a Permitted Bid, is referred to as a “Flip-in Event”. Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. Ten trading days after the occurrence of the Flip-in Event, each Right (other than those held by the Acquiring Person), will permit the purchase of Common Shares at a significant discount in accordance with the terms of the New Rights Plan.
DESCRIPTION OF WARRANTS
This section describes the general terms that will apply to any Warrants for the purchase of Equity Securities (the “Equity Warrants”) or for the purchase of Debt Securities (the “Debt Warrants”).
Warrants may be offered separately or together with Equity Securities or Debt Securities, as the case may be. Each series of Warrants will be issued under a separate Warrant agreement to be entered into between the Company and one or more banks or trust companies acting as Warrant agent. The applicable Prospectus Supplement will include details of the Warrant agreements covering the Warrants being offered. The Warrant agent will act solely as the agent of the Company and will not assume a relationship of agency with any holders of Warrant certificates or beneficial owners of Warrants. The specific terms of the Warrants, and the extent to which the general terms described in this section apply to those Warrants, will be set forth in the applicable Prospectus Supplement.

Original purchasers of Equity Warrants or Debt Warrants (if offered separately) will be granted a contractual right of rescission against the Company in respect of the conversion, exchange or exercise of such Equity Warrant or Debt Warrant. The contractual right of rescission will entitle such original purchasers to receive, in addition to the amount paid on the original purchase of the Warrants, the amount paid upon conversion, exchange or exercise, upon surrender of the underlying securities gained thereby, in the event that this Prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this Prospectus; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this Prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia), and is in addition to any other right or remedy available to original purchasers under section 131 of the Securities Act (British Columbia) or otherwise at law.
In an offering of Warrants, investors are cautioned that the statutory right of action for damages for a misrepresentation contained in the prospectus is limited, in certain provincial securities legislation, to the price at which the Warrant is offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces, if the purchaser pays additional amounts upon conversion, exchange or exercise of the security, those amounts many not be recoverable under the statutory right of action for damages that applies in those provinces. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of this right of action for damages and consult with a legal adviser.
Equity Warrants
The particular terms of each issue of Equity Warrants will be described in the related Prospectus Supplement. This description will include, where applicable:
(i)
the designation and aggregate number of Equity Warrants;

(ii)
the price at which the Equity Warrants will be offered;

(iii)
the currency or currencies in which the Equity Warrants will be offered;

(iv)
the designation and terms of the Equity Securities purchasable upon exercise of the Equity Warrants;

(v)
the date on which the right to exercise the Equity Warrants will commence and the date on which the right will expire;

(vi)
the number of Equity Securities that may be purchased upon exercise of each Equity Warrant and the price at which and currency or currencies in which that amount of securities may be purchased upon exercise of each Equity Warrant;

(vii)
the designation and terms of any securities with which the Equity Warrants will be offered, if any, and the number of the Equity Warrants that will be offered with each security;

(viii)
the date or dates, if any, on or after which the Equity Warrants and the related securities will be transferable separately;

(ix)
whether the Equity Warrants are subject to redemption or call and, if so, the terms of such redemption or call provisions;

(x)
material United States and Canadian tax consequences of owning the Equity Warrants; and

(xi)
any other material terms or conditions of the Equity Warrants.

Debt Warrants
The particular terms of each issue of Debt Warrants will be described in the related Prospectus Supplement. This description will include, where applicable:
(i)
the designation and aggregate number of Debt Warrants;

(ii)
the price at which the Debt Warrants will be offered;

(iii)
the currency or currencies in which the Debt Warrants will be offered;

(iv)
the aggregate principal amount, currency or currencies, denominations and terms of the series of Debt Securities that may be purchased upon exercise of the Debt Warrants;

(v)
the designation and terms of any securities with which the Debt Warrants will be offered, if any, and the number of the Debt Warrants that will be offered with each security;

(vi)
the date or dates, if any, on or after which the Debt Warrants and the related securities will be transferable separately;

(vii)
the principal amount of Debt Securities that may be purchased upon exercise of each Debt Warrant and the price at which and currency or currencies in which that principal amount of securities may be purchased upon exercise of each Debt Warrant;

(viii)
the date on which the right to exercise the Debt Warrants will commence and the date on which the right will expire;

(ix)
the minimum or maximum amount of Debt Warrants that may be exercised at any one time;

(x)
whether the Debt Warrants will be subject to redemption or call, and, if so, the terms of such redemption or call provisions;

(xi)
material United States and Canadian tax consequences of owning the Debt Warrants; and

(xii)
any other material terms or conditions of the Debt Warrants.

DESCRIPTION OF SHARE PURCHASE CONTRACTS
AND SHARE PURCHASE OR EQUITY UNITS
The Company may issue share purchase contracts, including contracts obligating holders to purchase from the Company, and the Company to sell to the holders, a specified number of Equity Securities, at a future date or dates, or similar contracts issued on a “prepaid” basis (in each case, “Share Purchase Contracts”). The price per Equity Security and the number of Equity Securities may be fixed at the time the Share Purchase Contracts are issued or may be determined by reference to a specific formula set forth in the Share Purchase Contracts. The Share Purchase Contracts will require either the share purchase price be paid at the time the Share Purchase Contracts are issued or that payment be made at a specified future date. The Share Purchase Contracts may be issued separately or as part of units consisting of a Share Purchase Contract and Debt Securities or obligations of third parties (including U.S. treasury securities) (the “Share Purchase or Equity Units”), and may or may not serve as collateral for a holder’s obligations. The Share Purchase Contracts may require holders to secure their obligations thereunder in a specified manner. The Share Purchase Contracts also may require the Company to make periodic payments to the holders of the Share Purchase Contracts or vice versa, and such payments may be unsecured or refunded on some basis.
The applicable Prospectus Supplement will describe the terms of the Share Purchase Contracts or Share Purchase or Equity Units. The description in the Prospectus Supplement will not necessarily be complete, and reference will be made to the Share Purchase Contracts, and, if applicable, collateral, depositary or custodial arrangements, relating to the Share Purchase Contracts or Share Purchase or Equity Units. Material United States and Canadian federal income tax considerations applicable to the holders of the Share Purchase or Equity Units and the Share Purchase Contracts will also be discussed in the applicable Prospectus Supplement.
Original purchasers of Share Purchase Contracts or Share Purchase or Equity Units will be granted a contractual right of rescission against the Company in respect of the conversion, exchange or exercise of such Share Purchase Contract or Share Purchase or Equity Unit. The contractual right of rescission will entitle such original purchasers to receive, in addition to the amount paid on the original purchase of the Share Purchase Contracts or Share Purchase or Equity Units, the amount paid upon conversion, exchange or exercise, upon surrender of the underlying securities gained thereby, in the event that this Prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this Prospectus; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this Prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia), and is in addition to any other right or remedy available to original purchasers under section 131 of the Securities Act (British Columbia) or otherwise at law.

In an offering of Share Purchase Contracts or Share Purchase or Equity Units, investors are cautioned that the statutory right of action for damages for a misrepresentation contained in the prospectus is limited, in certain provincial securities legislation, to the price at which the Share Purchase Contracts or Share Purchase or Equity Units are offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces, if the purchaser pays additional amounts upon conversion, exchange or exercise of the security, those amounts many not be recoverable under the statutory right of action for damages that apply in those provinces. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of this right of action for damages and consult with a legal adviser.
DESCRIPTION OF SUBSCRIPTION RECEIPTS
TELUS may issue Subscription Receipts that entitle the holder to receive upon satisfaction of certain release conditions, and for no additional consideration, Debt Securities, Equity Securities, Warrants, Share Purchase Contracts or Share Purchase or Equity Units or any combination thereof. The Subscription Receipts may be offered separately or together with other Securities, and Subscription Receipts sold with other Securities may be attached to or separate from the other Securities.
The Subscription Receipts will be issued under one or more subscription receipt agreements that TELUS will enter into with one or more escrow agents. If underwriters or agents are involved in the sale of Subscription Receipts, one or more of such underwriters or agents may also be parties to the subscription receipt agreement governing those Subscription Receipts. The relevant subscription receipt agreement will establish the terms of the Subscription Receipts. Under the subscription receipt agreement, original purchasers of Subscription Receipts will be granted a contractual right of rescission against the Company in respect of the conversion, exchange or exercise of such Subscription Receipts. The contractual right of rescission will entitle such original purchasers to receive, in addition to the amount paid on the original purchase of the Subscription Receipts, the amount paid for the Subscription Receipts, upon surrender of the underlying securities gained thereby, in the event that this Prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this Prospectus; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this Prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia), and is in addition to any other right or remedy available to original purchasers under section 131 of the Securities Act (British Columbia) or otherwise at law.
The particular terms and provisions of any Subscription Receipts offered by TELUS, and the extent to which the general terms and provisions described in this section apply to those Subscription Receipts, will be set out in the applicable Prospectus Supplement. All such terms will comply with any applicable requirements of the TSX relating to Subscription Receipts. The Prospectus Supplement will include some or all of the following:
(i)
the number of Subscription Receipts offered;

(ii)
the price at which the Subscription Receipts will be offered;

(iii)
the designation, number and terms, as applicable, of the Debt Securities, Equity Securities, Warrants, Share Purchase Contracts or Share Purchase or Equity Units to be received by holders of Subscription Receipts upon satisfaction of the release conditions, and the anti-dilution provisions that will result in the adjustment of those numbers;

(iv)
the release conditions that must be met in order for holders of Subscription Receipts to receive for no additional consideration, Debt Securities, Equity Securities, Warrants, Share Purchase Contracts or Share Purchase or Equity Units, as applicable;

(v)
the procedure for the issuance and delivery of Debt Securities, Equity Securities, Warrants, Share Purchase Contracts or Share Purchase or Equity Units, as applicable, to holders of Subscription Receipts upon satisfaction of the release conditions;

(vi)
whether any payments will be made to holders of Subscription Receipts upon delivery of the Debt Securities, Equity Securities, Warrants, Share Purchase Contracts or Share Purchase or Equity Units, as applicable, upon satisfaction of the release conditions;

(vii)
the terms and conditions under which the escrow agent will hold in escrow all or a portion of the proceeds from the sale of the Subscription Receipts together with any interest income earned thereon (collectively, the “Escrowed Funds”), pending satisfaction of the release conditions;

(viii)
the terms and conditions under which the escrow agent will hold the Debt Securities, Equity Securities, Warrants, Share Purchase Contracts or Share Purchase or Equity Units, as applicable, pending the satisfaction of the release conditions;

(ix)
the terms and conditions under which the escrow agent will release all or a portion of the Escrowed Funds to TELUS upon satisfaction of the release conditions;

(x)
if the Subscription Receipts are sold to or through underwriters or agents, the terms and conditions under which the escrow agent will release a portion of the Escrowed Funds to such underwriters or agents in payment of all or a portion of their fees or commission in connection with the sale of the Subscription Receipts;

(xi)
procedures for the refund by the escrow agent to holders of Subscription Receipts of all or a portion of the subscription price for their Subscription Receipts, plus any pro rata entitlement to interest earned or income generated on such amount, if the release conditions are not satisfied;

(xii)
any entitlement of TELUS to purchase the Subscription Receipts in the open market by private agreement or otherwise;

(xiii)
whether TELUS will issue the Subscription Receipts as global securities and, if so, who the depository will be;

(xiv)
provisions as to modification, amendment or variation of the subscription receipt agreement or any rights or terms attaching to the Subscription Receipts;

(xv)
material Canadian tax consequences of owning Subscription Receipts; and

(xvi)
any other material terms, preferences, rights or limitations of, or restrictions on, the Subscription Receipts.

DENOMINATIONS, REGISTRATION AND TRANSFER
The Securities will be issued in fully registered form without coupons attached in either global or definitive form and in denominations and integral multiples as set out in the applicable Prospectus Supplement (unless otherwise provided with respect to a particular series of Debt Securities pursuant to the provisions of the applicable Trust Indenture, as supplemented by a supplemental indenture). Other than in the case of book-entry only securities, Securities may be presented for registration of transfer (with the form of transfer endorsed thereon duly executed) in the city specified for such purpose at the office of the registrar or transfer agent designated by the Company for such purpose with respect to any issue of Securities referred to in the Prospectus Supplement. No service charge will be made for any transfer, conversion or exchange of the Securities but the Company may require payment of a sum to cover any transfer tax or other governmental charge payable in connection therewith. Such transfer, conversion or exchange will be effected upon such registrar or transfer agent being satisfied with the documents of title and the identity of the Person making the request. If a Prospectus Supplement refers to any registrar or transfer agent designated by the Company with respect to any issue of Securities, the Company may at any time rescind the designation of any such registrar or transfer agent and appoint another in its place or approve any change in the location through which such registrar or transfer agent acts.
In the case of book-entry only securities, a global certificate or certificates representing the Securities will be held by a designated depository for its participants. The Securities must be purchased or transferred through such participants, which includes securities brokers and dealers, banks and trust companies. The depository will establish and maintain book-entry accounts for its participants acting on behalf of holders of the Securities. The interests of such holders of Securities will be represented by entries in the records maintained by the participants. Holders of Securities issued in book-entry only form will not be entitled to receive a certificate or other instrument evidencing their ownership thereof, except in limited circumstances. Each holder will receive a customer confirmation of purchase from the participants from which the Securities are purchased in accordance with the practices and procedures of that participant.
RISK FACTORS
Prospective investors in the Securities should consider carefully the matters set forth in the section entitled “Risks and risk management” in Management’s Discussion and Analysis of financial results in respect of the Company’s most recent annual financial statements and in Management’s Discussion and Analysis of financial results in respect of the Company’s interim financial statements filed thereafter, each of which is deemed to be incorporated by reference in this Prospectus.

PLAN OF DISTRIBUTION
The Company may sell the Securities to or through underwriters or dealers, and also may sell Securities to one or more other purchasers directly or through agents. Each Prospectus Supplement will set forth the terms of the offering, including the name or names of any underwriters or agents, the purchase price or prices of the Securities and the proceeds to the Company from the sale of the Securities. The sale of Common Shares may be effected from time to time in one or more transactions at non-fixed prices pursuant to transactions that are deemed to be “at-the-market distributions”, including sales made directly on the TSX or NYSE or other existing trading markets for the Common Shares, and as set forth in a Prospectus Supplement for such purpose.
The Securities may be sold, from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.
Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.
In connection with any offering of Securities, except in connection with an “at-the-market distribution” or as otherwise set out in a Prospectus Supplement relating to a particular offering of Securities, the underwriters or agents may, subject to applicable law, over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. No underwriter of an “at-the-market distribution”, and no person or company acting jointly or in concert with an underwriter, may, in connection with any such distribution, enter into any transaction that is intended to stabilize or maintain the market price of the securities or securities of the same class as the securities distributed under this Prospectus, including selling an aggregate number or principal amount of securities that would result in the underwriter creating an over-allocation position in the securities.
LEGAL MATTERS
Certain legal matters in connection with any offering hereunder will be passed upon on behalf of TELUS by Norton Rose Fulbright Canada LLP and by Paul, Weiss, Rifkind, Wharton & Garrison LLP.
EXPERTS
The auditor for the Company is Deloitte LLP, Vancouver, British Columbia. Deloitte LLP is independent with respect to the Company within the meaning of the rules of professional conduct of the Chartered Professional Accountants of British Columbia and within the meaning of the Securities Act of 1933, as amended, and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States).
WELL-KNOWN SEASONED ISSUER
On December 6, 2021, the securities regulatory authorities in each of the provinces and territories of Canada each independently adopted a series of substantively harmonized blanket orders, including British Columbia Instrument 44-503 — Exemption from Certain Prospectus Requirements for Canadian Well-known Seasoned Issuers (together with the equivalent local blanket orders in each of the other provinces and territories of Canada, the “WKSI Blanket Orders”). The WKSI Blanket Orders came into force on January 4, 2022 and allow “well-known seasoned issuers”, or “WKSIs”, to file a final short form base shelf prospectus as the first public step in an offering, and exempt qualifying issuers from certain disclosure requirements relating to such final short form base shelf prospectus. As of the date hereof, the Company has determined that it qualifies as a “well-known seasoned issuer” under the WKSI Blanket Orders and this Prospectus has been filed pursuant to the WKSI Blanket Orders in each of the provinces of Canada.
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
The following documents have been or will be filed with the SEC as part of the Registration Statement of which this Prospectus forms a part: the documents referred to under “Documents Incorporated by Reference”; consent of Deloitte LLP; powers of attorney from directors and officers of the Company; the Canadian Indenture; the U.S. Indenture; and the statement of eligibility of the U.S. Trustee on Form T-1. The Form F-X of the Company and the Form F-X of Computershare Trust Company of Canada have also separately been filed with the SEC.